FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Earnings Release — Third Quarter 2011 Results

2.	Summary of Minutes of the 522nd Meeting of the Board of Directors, November 18, 2011

3.	Summary of Principal Decisions of the 523rd Meeting of the Board of Directors, December 1, 2011

4.	Summary of Minutes of the 523rd Meeting of the Board of Directors, December 1, 2011

5.	Market Announcement — Acquisition of Abengoa Assets Completed, dated December 1, 2011

6.	Summary of Principal Decisions of the 524th Meeting of the Board of Directors, December 6, 2011

7.	Summary of Minutes of the 524th Meeting of the Board of Directors, December 6, 2011

8.	Summary of Principal Decisions of the 525th Meeting of the Board of Directors, December 6 and 9, 2011

9.	Material Announcement — Binding Bid for Stake in EDP, dated December 9, 2011

10.	Notice to Stockholders — Extraordinary Dividend: R$ 850 million, dated December 9, 2011

11.	Summary of Principal Decisions of the 526th Meeting of the Board of Directors, December 15, 2011

12.	Notice to Stockholders — Extraordinary dividend will be paid on December 28, 2011, dated December 15, 2011

13.	Minutes of the Extraordinary Meeting of Stockholders, Companhia Energética de Minas Gerais — CEMIG, December 21, 2011

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By:	/s/ Luiz Fernando Rolla
	Name:	Luiz Fernando Rolla
	Title:	Chief Officer for Finance and Investor Relations

Date: December 23, 2011

3

1. Earnings Release — Third Quarter 2011 Results

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

 AT SEPTEMBER 30, 2011 AND DECEMBER 31, 2010

ASSETS

(R$ ‘000)

		Consolidated IFRS		Holding company BRGAAP
	Note	09/30/2011	12/31/2010	09/30/2011	12/31/2010
CURRENT
Cash and cash equivalents	4	3,851,624	2,979,693	99,372	302,741
Securities	5	89,341	321,858	—	55
Consumers and traders	6	2,516,710	2,262,585	—	—
Concession holders — transport of energy		412,682	400,556	—	—
Financial assets of the concession	11	958,649	625,332	—	—
Recoverable taxes	7	373,411	374,430	5,229	5,233
Income tax and Social Contribution tax recoverable	8a	789,675	489,813	—	—
Dividends receivable		—	—	574,327	230,405
Inventories		53,114	41,080	206	16
Other credits		767,398	590,229	11,273	13,889
TOTAL CURRENT LIABILITIES		9,812,604	8,085,576	690,407	552,339

NON-CURRENT
Account receivable from the Minas Gerais State Government	10	1,788,353	1,837,088	—	—
Credit Receivables Investment Fund	10	—	—	992,995	946,571
Deferred income tax and Social Contribution	8b	1,934,776	1,800,567	329,674	345,472
Recoverable taxes	7	178,234	139,883	4,334	426
Income tax and Social Contribution tax recoverable	8a	123,353	83,438	119,525	80,117
Escrow deposits	9	1,299,836	1,027,206	210,517	195,517
Consumers and traders	6	119,568	95,707	—	—
Other credits		149,559	138,413	64,965	31,737
Financial assets of the concession	11	7,220,153	7,315,756	—	—
Investments	12	—	—	11,888,447	11,313,969
Property, plant and equipment	13	8,575,189	8,228,513	1,941	2,066
Intangible assets	14	5,738,685	4,803,687	699	838
TOTAL NON-CURRENT LIABILITIES		27,127,706	25,470,258	13,613,097	12,916,713
TOTAL ASSETS		36,940,310	33,555,834	14,303,504	13,469,052

The Explanatory Notes are an integral part of the Quarterly Information.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AT SEPTEMBER 30, 2011 AND DECEMBER 31, 2010

LIABILITIES

(R$ ‘000)

		Consolidated IFRS		Holding company BRGAAP
	Note	09/30/2011	12/31/2010	09/30/2011	12/31/2010
CURRENT
Suppliers	15	1,209,759	1,121,009	4,623	1,687
Regulatory charges	18	375,126	415,464	—	—
Employee profit sharing		73,318	116,183	3,628	5,129
Taxes payable	16a	554,275	403,533	56,947	32,836
Income tax and Social Contribution	16b	777,284	137,035	52,534	—
Interest on Equity, and dividends payable		624,563	1,153,895	624,563	1,153,895
Financings	17	1,559,708	1,573,885	20,479	373,599
Debentures	17	2,307,933	628,681	—	—
Payroll and related charges		240,104	243,258	9,497	12,478
Post-retirement benefits	19	112,339	99,220	3,890	3,703
Provision for losses on financial instruments		26,143	69,271	—	—
Debt to related parties		—	—	8,097	6,687
Other obligations		375,819	441,924	12,234	14,655
TOTAL CURRENT LIABILITIES		8,236,371	6,403,358	796,492	1,604,669

NON-CURRENT
Regulatory charges	18	229,259	142,481	—	—
Financings	17	6,435,486	6,244,475	18,397	36,794
Debentures	17	3,764,370	4,779,449	—	—
Taxes payable	16a	880,335	692,803	—	—
Income tax and Social Contribution	16b	1,209,537	1,065,399	—	—
Provisions	20	522,143	370,907	206,069	187,553
Concessions payable		128,434	117,802	—	—
Post-retirement benefits	19	2,150,063	2,061,608	95,225	92,349
Other obligations		265,066	201,419	68,075	71,554
TOTAL NON-CURRENT LIABILITIES		15,584,693	15,676,343	387,766	388,250

STOCKHOLDERS’ EQUITY	21
Share capital		3,412,073	3,412,073	3,412,073	3,412,073
Capital reserves		3,953,850	3,953,850	3,953,850	3,953,850
Profit reserves		2,806,167	2,873,253	2,806,167	2,873,253
Accumulated other comprehensive income		1,077,142	1,210,605	1,077,142	1,210,605
Accumulated foreign currency translation adjustment		3,437	(772)	3,437	(772)
Funds allocated to increase of capital		27,124	27,124	27,124	27,124
Accumulated profit (losses)		1,839,453	—	1,839,453	—
TOTAL STOCKHOLDERS’ EQUITY		13,119,246	11,476,133	13,119,246	11,476,133
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		36,940,310	33,555,834	14,303,504	13,469,052

The Explanatory Notes are an integral part of the Quarterly Information.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010

(R$ ‘000, EXCEPT EARNINGS PER SHARE)

		Consolidated IFRS		Holding company BRGAAP
	Nota	09/30/2011	09/30/2010	09/30/2011	09/30/2010
REVENUES	22	11,472,952	10,174,245	259	338

OPERATING COSTS	23
COST OF ELECTRICITY AND GAS
Electricity bought for resale		(3,202,886)	(2,678,541)	—	—
Charges for the use of the basic transmission grid		(608,543)	(552,682)	—	—
Gas purchased for resale		(235,785)	(162,685)	—	—
		(4,047,214)	(3,393,908)	—	—
OPERATING COST	23
Personnel and management		(688,607)	(677,343)	—	—
Materials		(48,240)	(80,918)	—	—
Outsourced services		(511,474)	(495,672)	—	—
Depreciation and amortization		(655,805)	(664,792)	—	—
Operational provisions		(66,983)	(218,223)	—	—
Charges for use of water resources		(113,077)	(104,925)	—	—
Construction costs		(961,988)	(970,804)	—	—
Other		(103,728)	(172,164)	—	—
		(3,149,902)	(3,384,841)	—	—

TOTAL COST		(7,197,116)	(6,778,749)	—	—

GROSS PROFIT		4,275,836	3,395,496	259	338

OPERATING EXPENSES	23
Selling expenses		(139,068)	(113,907)	—	—
General and administrative expenses		(633,689)	(433,579)	(75,830)	51,182
Other operating expenses		(142,569)	(67,546)	(6,326)	(7,223)
		(915,326)	(615,032)	(82,156)	43,959

Operational profit (loss) before Equity gain (loss) and Financial revenue (expenses)		3,360,510	2,780,464	(81,897)	44,297
Equity gain (loss) in subsidiaries	12	—	—	1,898,858	1,617,178
Net financial revenue (expenses)	24	(833,007)	(523,454)	(42,298)	14,493

Profit before income tax and Social Contribution		2,527,503	2,257,010	1,774,663	1,675,968

Current income tax and Social Contribution	8c	(818,650)	(648,376)	(77,644)	(75,247)
Deferred income tax and Social Contribution	8c	(2,398)	(21,784)	9,436	(13,871)
PROFIT FOR THE PERIOD		1,706,455	1,586,850	1,706,455	1,586,850

Profit attributable to stockholders		1,706,455	1,586,850	1,706,455	1,586,850

Basic earnings per preferred and common share		2.50	2.33	2.50	2.33
Diluted earnings per preferred and common share		2.50	2.33	2.50	2.33

The Explanatory Notes are an integral part of the Quarterly Information.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010

(R$ ‘000)

	Consolidated and Holding company
	09/30/2011	09/30/2010
PROFIT FOR THE HALF YEAR	1,706,455	1,586,850

OTHER COMPREHENSIVE INCOME
Foreign currency translation differences for foreign operations	4,209	(5,448)
Cash flow hedge instruments	(465)	1,993
COMPREHENSIVE INCOME FOR THE PERIOD	1,710,199	1,583,395

Comprehensive income attributable to the Company’s stockholders	1,710,199	1,583,395

The Explanatory Notes are an integral part of the Quarterly Information.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010

(R$ ‘000)

	Share capital	Capital reserves	Profit reserves	Accumulated other comprehensive income	Accumulated foreign currency translation adjustment	Accumulated profit (losses)	Funds allocated to increase of capital	Stockholders’ equity
BALANCE AT DECEMBER 31, 2009	3,101,884	3,969,099	3,177,248	1,343,383	150	(453,387)	27,124	11,165,501
Profit for the period	—	—	—	—	—	1,586,850	—	1,586,850
Other comprehensive income:								—
Foreign currency translation differences for foreign operations	—	—	—	—	(5,448)	—	—	(5,448)
Cash flow hedge instruments	—	—	—	1,993	—	—	—	1,993
Total comprehensive income for the period	—	—	—	1,993	(5,448)	1,586,850	—	1,583,395
Capital increase	310,189	(15,249)	(294,940)	—	—	—	—	—
Acquisition of jointly-controlled subsidiaries — effect of first-time adoption of IFRS	—	—	—	—	—	130,180	—	130,180
Realization of reserves	—	—	—	—	—	—	—	—
Revaluation of property, plant and equipment	—	—	—	(100,640)	—	100,640	—	—
BALANCE AT SEPTEMBER 30, 2010	3,412,073	3,953,850	2,882,308	1,244,736	(5,298)	1,364,283	27,124	12,879,076

BALANCE AT DECEMBER 31, 2010	3,412,073	3,953,850	2,873,253	1,210,605	(772)	—	27,124	11,476,133
Profit for the period	—	—	—	—	—	1,706,455	—	1,706,455
Other comprehensive income:
Foreign currency translation differences for foreign operations	—	—	—	—	4,209	—	—	4,209
Cash flow hedge instruments	—	—	—	(465)	—	—	—	(465)
Total comprehensive income for the period	—	—	—	(465)	4,209	—	—	3,744
Transactions with stockholders recorded directly in stockholders’ equity
Proposed additional dividends for 2010 (R$ 0.10 per share)	—	—	(67,086)	—	—	—	—	(67,086)
Realization of reserves	—	—	—	—	—	—	—	—
Revaluation of property, plant and equipment	—	—	—	(132,998)	—	132,998	—	—
BALANCE AT SEPTEMBER 30, 2011	3,412,073	3,953,850	2,806,167	1,077,142	3,437	1,839,453	27,124	13,119,246

The Explanatory Notes are an integral part of the Quarterly Information.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010

(R$ ‘000)

	Consolidated IFRS		Holding company BRGAAP
	09/30/2011	09/30/2010	09/30/2011	09/30/2010
CASH FLOW FROM OPERATING ACTIVITIES
Profit for the period	1,706,455	1,586,850	1,706,455	1,586,850
Expenses (revenues) not affecting cash and cash equivalents
Depreciation and amortization	700,562	683,917	262	127
Loss on disposal of property, plant and equipment and intangible assets	15,075	43,813	2	—
Equity gain (loss) in subsidiaries	—	—	(1,898,858)	(1,617,178)
Interest and monetary variation – Non-current	90,331	5,503	(46,424)	(54,912)
Deferred federal taxes	2,398	21,784	(9,436)	13,871
Operating provisions	254,236	(56,783)	17,986	(186,573)
Amortization of goodwill on acquisitions	—	47,714	—	—
Employee post-retirement benefits	205,116	51,745	10,326	9,408
Other	—	—	—	677
	2,974,173	2,384,543	(219,687)	(247,730)
(Increase) / decrease in assets
Consumers and traders	(357,125)	(9,055)	—	—
Accounts receivable from the Minas Gerais State Government	170,981	157,043	—	—
Recoverable taxes	(377,109)	(390,846)	(18,078)	(28,733)
Transport of energy	(12,126)	(44,066)	—	—
Other current assets	(189,203)	(231,257)	2,426	3,118
Other non-current assets	—	23,984	(29,484)	36,414
Escrow deposits	(272,630)	(279,847)	(15,000)	(41,340)
Dividends received from subsidiaries	—	—	1,323,478	1,138,157
Financial assets	(237,140)	—	—	—
Other	(39,370)	—	—	—
	(1,313,722)	(774,044)	1,263,342	1,107,616
Increase (reduction) of liabilities
Suppliers	88,750	141,438	2,936	(13,132)
Taxes payable	986,054	712,024	76,645	74,928
Payroll and related charges	(3,154)	(118,246)	(2,981)	(5,374)
Regulatory charges	(9,289)	12,904	—	—
Loans, financings and debentures	655,370	292,175	(3,120)	(2,382)
Employee post-retirement benefits	(103,542)	123,415	(7,263)	(5,759)
Losses on financial instruments	—	(16,519)	—	—
Other	(18,346)	318,332	(72,547)	113,215
	1,595,843	1,465,523	(6,330)	161,496

NET CASH FROM OPERATING ACTIVITIES	3,256,294	3,076,022	1,037,325	1,021,382

	Consolidated IFRS		Holding company BRGAAP
	09/30/2011	09/30/2010	09/30/2011	09/30/2010
CASH FLOWS OF FINANCING ACTIVITIES
Financings and debentures obtained	1,329,994	5,068,441	—	—
Repayments of loans and financings	(1,352,571)	(4,000,681)	(368,397)	(18,397)
Interest on Equity, and dividends, paid	(596,418)	(466,727)	(529,332)	(466,727)
NET CASH FROM (USED IN) FINANCING ACTIVITIES	(618,995)	601,033	(897,729)	(485,124)

CASH FLOWS FROM INVESTMENT ACTIVITIES
In investments	—	(1,749)	(343,020)	(760,380)
In property, plant and equipment	(723,542)	(203,952)	—	(227)
In intangible assets	(1,016,517)	(1,627,318)	—	—
In financial assets of the concession	(257,826)	(2,090,160)	—	—
In short-term investments	232,517	—	55	—
NET CASH USED IN INVESTMENT ACTIVITIES	(1,765,368)	(3,923,179)	(342,965)	(760,607)

NET CHANGE IN CASH AND CASH EQUIVALENTS	871,931	(246,124)	(203,369)	(224,349)

STATEMENT OF CHANGES IN CASH AND CASH EQUIVALENTS
Beginning of the period	2,979,693	4,424,959	302,741	656,704
End of the period	3,851,624	4,178,835	99,372	432,355
	871,931	(246,124)	(203,369)	(224,349)

The Explanatory Notes are an integral part of the Quarterly Information.

STATEMENTS OF ADDED VALUE

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010

(R$ ‘000)

	Consolidated IFRS		Holding company BRGAAP
	09/30/2011	09/30/2010	09/30/2011	09/30/2010
REVENUES
Sales of electricity, gas and services	16,611,403	14,909,305	259	338
Provision for doubtful accounts receivable	(103,000)	(75,709)		—

INPUTS ACQUIRED FROM THIRD PARTIES
Electricity purchased for resale	(3,202,886)	(2,678,541)	—	—
Charges for the use of the basic transmission grid	(608,543)	(552,682)	—	—
Outsourced services	(721,268)	(638,594)	(5,545)	(7,139)
Gas purchased for resale	(235,785)	(162,685)	—	—
Materials	(64,581)	(89,740)	(158)	(282)
Construction costs	(961,988)	(970,804)	—	—
Other operational costs	(205,520)	(504,127)	(31,356)	116,636
	(6,000,571)	(5,597,173)	(37,059)	109,215

GROSS VALUE ADDED	10,507,832	9,236,423	(36,800)	109,553

RETENTIONS
Depreciation and amortization	(700,562)	(683,917)	(262)	(127)
NET ADDED VALUE PRODUCED BY THE COMPANY	9,807,270	8,552,506	(37,062)	109,426

ADDED VALUE RECEIVED BY TRANSFER
Equity gain (loss) in subsidiaries	—	—	1,898,858	1,617,178
Financial revenues	770,928	693,099	68,478	61,019

ADDED VALUE TO BE DISTRIBUTED	10,578,198	9,245,605	1,930,274	1,787,623

		%		%		%		%
DISTRIBUTION OF ADDED VALUE

Employees	941,797	8,91	1,041,717	11.27	37,137	1.92	28,888	1.61
Direct remuneration	644,790	6.10	795,302	8.60	18,538	0.96	21,979	1.23
Benefits	239,019	2.26	182,244	1.97	12,429	0.64	4,356	0.24
FGTS	45,456	0.43	43,497	0.47	2,591	0.13	2,553	0.14
Other	12,532	0.12	20,674	0.23	3,579	0.19	—	—

Taxes payable	6,290,875	59.47	5,358,346	57.96	103,071	5.34	124,706	6.98
Federal	3,643,494	34.44	2,995,582	32.40	102,978	5.34	124,688	6.98
State	2,641,537	24.97	2,358,541	25.51	38	—	—	—
Municipal	5,844	0.06	4,223	0.05	55	—	18	—

Remuneration of third party capital	1,639,071	15.49	1,258,692	13.62	83,611	4.34	47,179	2.64
Interest	1,576,131	14.90	1,216,553	13.16	82,992	4.31	46,526	2.60
Rentals	62,940	0.59	42,139	0.46	619	0.03	653	0.04

Remuneration of own capital	1,706,455	16.13	1,586,850	17.16	1,706,455	88.40	1,586,850	88.77
Retained earnings	1,706,455	16.13	1,586,850	17.16	1,706,455	88.40	1,586,850	88.77
	10,578,198	100	9,245,605	100	1,930,274	100	1,787,623	100

See Explanatory Note 28 for more information on the Statement of Added Value.

EXPLANATORY NOTES TO THE QUARTERLY INFORMATION (ITR)

SEPTEMBER 30, 2011

(Figures in R$ ‘000, except where otherwise indicated)

1.                  OPERATIONAL CONTEXT

Companhia Energética de Minas Gerais (“Cemig” or “the Company”) is a listed corporation, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under number 17.155.730/0001-64. Its shares are traded at Corporate Governance Level 1 on the BM&FBovespa exchange (“Bovespa”), and on the stock exchanges of New York (“NYSE”), and Madrid (“Latibex”). It operates exclusively as a holding company, with stockholder participations in subsidiaries controlled individually or jointly controlled. The main objectives of its subsidiaries are the construction and operation of systems for generation, transformation, transmission, distribution and sales of electric energy, and activities in the various fields of energy, for the purpose of commercial operation.

The Company is an entity domiciled in Brazil, with head office at Avenida Barbacena 1200, Belo Horizonte, in the Brazilian State of Minas Gerais.

Cemig has stockholdings in the following subsidiaries that were in operation at September 30, 2011.

•                  CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“Cemig GT”) (subsidiary): Listed on the Bovespa: Generation and transmission of electricity, through 48 power plants (43 hydroelectric power plants, 4 wind power plants and one thermoelectric power plant), and transmission lines, which comprise part of the Brazilian national generation and transmission grid system. Cemig GT has stockholdings in the following subsidiaries:

•  Hidrelétrica Cachoeirão S.A. (“Cachoeirão”) (jointly controlled): Production and sale of electricity as an independent power producer, through the Cachoeirão hydroelectric power plant located at Pocrane, in Minas Gerais State. The plant began operating in 2009.

•  Central Eólica Praias de Parajuru S.A. (“Parajuru”) (jointly controlled): Production and sale of electricity through the Parajuru wind farm in the county of Beberibe, in the State of Ceará. The plant began operating in August 2009.

•  Baguari Energia S.A. (“Baguari Energia”) (jointly controlled): Construction, operation, maintenance and commercial operation of the Baguari Hydroelectric Plant, through participation in the UHE Baguari Consortium (Baguari Energia 49.00%, Neoenergia 51.00%), located on the Doce river in Governador Valadares, Minas Gerais State. The plant began operation of its units from September 2009 to May 2010.

•  Transmissora Aliança de Energia Elétrica S.A. (“Taesa”), previously named Terna Participações S. A., (jointly controlled): Construction, operation and maintenance of electricity transmission facilities in 11 States of Brazil. Taesa has the subsidiaries ETAU (Empresa de Transmissão do Alto Uruguai S.A.) and Brasnorte (Brasnorte Transmissora de Energia S.A.).

•  Central Eólica Praia do Morgado S.A. (“Morgado”) (jointly controlled): Production and sale of electricity at the Morgado Wind Farm in the county of Acaraú in the State of Ceará, Northern Brazil. The plant began operating in April 2010.

•  Central Eólica Volta do Rio S.A. (“Volta do Rio”) (jointly controlled): Production and sale of electricity by the Volta do Rio Wind Farm in the County of Acaraú in the State of Ceará, Northern Brazil.  The plant began operating in September 2010.

•  Hidrelétrica Pipoca S.A. (“Pipoca”) (jointly controlled): Independent production of electricity, through construction and commercial operation of the Pipoca PCH (Small Hydro Plant), located on the Manhuaçu River, in the Counties of Caratinga and Ipanema, in Minas Gerais State. The plant began operating in October 2010.

•  Empresa Brasileira de Transmissão de Energia S.A. (“EBTE”) (jointly controlled): Holder of public service electricity transmission concessions, operating transmission lines in Mato Grosso State. Started operating in June 2011.

Subsidiaries and jointly-controlled subsidiaries of Cemig GT at development stage:

•  Guanhães Energia S.A. (“Guanhães Energia”) (jointly controlled): Production and sale of electricity through construction and commercial operation of the following Small Hydro Plants in Minas Gerais state: Dores de Guanhães, Senhora do Porto and Jacaré, in the county of Dores de Guanhães; and Fortuna II, in the county of Virginópolis. The first units are scheduled to begin operation in late 2013.

•  Cemig Baguari Energia S.A. (“Cemig Baguari”) (subsidiary): Production and sale of electricity as an independent power producer, in future projects.

•  Madeira Energia S.A. (“Madeira”) (jointly controlled): Implementation, construction, operation and commercial operation, through the subsidiary Santo Antônio Energia S.A., of the Santo Antônio hydroelectric power plant located in the Madeira river basin, in the State of Rondônia, with commercial startup scheduled for December 2011.

•  Lightger S.A. (“Lightger”) (jointly controlled): Independent power production through building and commercial operation of the Paracambi Small Hydro Plant, on the Ribeirão das Lages river in the county of Paracambi, in the State of Rio de Janeiro. The first rotor is scheduled to start operation early in 2012.

•                  CEMIG DISTRIBUIÇÃO S.A. (“Cemig D”) (subsidiary) — listed on the Bovespa exchange: Distribution of electricity through distribution grids and lines in approximately all of the Brazilian state of Minas Gerais.

•                  LIGHT S.A. (“Light”) (jointly controlled) — listed on the Bovespa exchange: Holding company that holds direct and indirect interests in other companies to operate electricity services, including generation, transmission, sales, distribution and related services. Light has the following subsidiaries and jointly-controlled subsidiaries:

•  Light Serviços de Eletricidade S.A. (“Light Sesa”) (subsidiary) — listed on the Bovespa: Primarily operates in electricity distribution, in various counties of the State of Rio de Janeiro.

•  Light Energia S.A. (“Light Energia”) (subsidiary): Principal activities of this unlisted company are to study, plan, build, and commercially operate systems of generation, transmission and sale of electricity and related services. Light Energia holds interests in Central Eólica São Judas Tadeu Ltda., Central Eólica Fontainha Ltda and Renova Energia S.A.;

•  (“Light Esco”) (subsidiary): Principal activities are purchase, sale, importation, exportation, and provision of consultancy services in the energy sector.

•  (“Itaocara Energia”) (subsidiary): At pre-operational phase; principal activities are planning, building, installation and commercial operation of electricity generation plants.

•  Lightger S.A. (“Lightger”): At development stage, formed to participate in auctions of concessions, authorizations and permissions in new plants. On December 24, 2008, Lightger obtained the installation license authorizing the start of works on the Paracambi Small Hydro Plant. Jointly controlled by Light S.A (51%) and Cemig GT (49%). First rotor scheduled to start operation in early 2012.

•  Light Soluções em Eletricidade Ltda. (“Light Soluções”). Formerly named Lighthidro, and renamed by new articles of association of January 27, 2011. This company’s main activity is provision of services to low-voltage clients including assembly, refurbishment and maintenance of all types of facilities.

•  Instituto Light para o Desenvolvimento Urbano e Social (“the Light Institute”) (subsidiary): Participation in social and cultural projects, and interest in economic and social development of cities.

•  Lightcom Comercializadora de Energia S.A. (“Lightcom”) (subsidiary): Purchase, sale, importation and exportation of electricity and general consultancy in the Free and Regulated Markets for electricity.

• Axxiom Soluções Tecnológicas S.A. (“Axxiom”) (jointly-controlled subsidiary): Unlisted company providing technological solutions and systems for operational management of public service concessions, including electricity, gas, water and waste companies and other utilities. Jointly controlled by Light S.A (51%) and Cemig (49%).

•                  Sá Carvalho S.A. (“Sá Carvalho”) (subsidiary): Production and sale of electricity, as a public electricity service concession holder, through the Sá Carvalho hydroelectric power plant.

•                  Usina Térmica Ipatinga S.A. (“Ipatinga”) (subsidiary): Production and sale, as an independent power producer, of thermally generated electricity, through the Ipatinga thermal plant, located at the facilities of Usiminas (Usinas Siderúrgicas de Minas Gerais S.A.).

•                  Companhia de Gás de Minas Gerais — Gasmig (“Gasmig”) (jointly controlled): Acquisition, transport and distribution of natural gas and related products, through a concession for distribution of gas in Minas Gerais State.

•                  Cemig Telecomunicações S.A. — Cemig Telecom (“Cemig Telecom”), previously named Empresa de Infovias S.A. (subsidiary): Provision and commercial operation of specialized telecommunications services, through an integrated system consisting of fiber optic cables, coaxial cables, and electronic and associated equipment (multi-service network); holds 49% of Ativas Data Center (“Ativas”) (jointly-controlled subsidiary), the principal activity of which is provision of services to supply IT and communications infrastructure, comprising hosting and related services for medium-sized and large corporations.

•                  Efficientia S.A. (“Efficientia”) (subsidiary): Provides electricity efficiency and optimization services and energy solutions through studies and execution of projects, as well as providing services of operation and maintenance in energy supply facilities.

•                  Horizontes Energia S.A. (“Horizontes”) (subsidiary): Production and sale of electricity, as an independent power producer, through the Machado Mineiro and Salto do Paraopeba hydroelectric power plants, in Minas Gerais State, and the Salto do Voltão and Salto do Passo Velho power plants in the State of Santa Catarina.

•                  Central Termelétrica de Cogeração S.A. (“Cogeração”) (subsidiary): Production and sale of electricity produced by thermal generation as an independent power producer, in future projects.

•                  Rosal Energia S.A. (“Rosal”) (subsidiary): Production and sale of electricity, as a public electricity service concession holder, through the Rosal hydroelectric power plant located on the border between the States of Rio de Janeiro and Espírito Santo, Brazil.

•                  Empresa de Serviços e Comercialização de Energia Elétrica S.A. (“ESCEE”) (previously named Central Hidrelétrica Pai Joaquim S.A.) (subsidiary): Production and sale of electricity as an independent power producer, in future projects.

•                  Cemig PCH S.A. (“Cemig PCH”) (subsidiary): Production and sale of electricity as an independent power producer, through the Pai Joaquim hydroelectric power plant.

•                  Cemig Capim Branco Energia S.A. (“Capim Branco”) (subsidiary): Production and sale of electricity as an independent power producer, through the Amador Aguiar I and Amador Aguiar II hydroelectric power plants, built through a consortium with private-sector partners.

•                  UTE Barreiro S.A. (“Barreiro”) (subsidiary): Production and sale of thermally generated electricity, as an independent power producer, through the construction and operation of the UTE Barreiro thermal generation plant, located on the premises of V&M do Brasil S.A., in Minas Gerais State.

•                  Cemig Trading S.A. (“Cemig Trading”) (subsidiary): Sale and brokerage of electricity.

•                  Companhia Transleste de Transmissão (“Transleste”) (jointly controlled): Operation of the transmission line connecting the substation located in Montes Claros to the substation of the Irapé hydroelectric power plant.

•                  Companhia Transudeste de Transmissão (“Transudeste”) (jointly controlled): Construction, operation and maintenance of the Itutinga—Juiz de Fora transmission line, part of the Brazilian national grid.

•                  Companhia Transirapé de Transmissão (“Transirapé”) (jointly controlled): Construction, operation and maintenance of the Irapé—Araçuaí transmission line — also part of the national grid.

•                  Empresa Paraense de Transmissão de Energia S.A. (“ETEP”) (jointly controlled): Holder of a public service electricity transmission concession for a transmission line in the State of Pará. ETEP has formed the subsidiary ESDE (Empresa Santos Dumont de Energia S.A.), of which it owns 100%.

•                  Empresa Norte de Transmissão de Energia S.A. (“ENTE”) (jointly controlled): Holder of a public service electricity transmission concession, for two transmission lines in the States of Pará and Maranhão.

•                  Empresa Regional de Transmissão de Energia S.A. (“ERTE”) (jointly controlled): Holder of a public service electricity transmission concession for a transmission line in the State of Pará.

•                  Empresa Amazonense de Transmissão de Energia S.A. (“EATE”) (jointly controlled): Holder of the public service electricity transmission concession, for the transmission lines between the sectionalizing substations of Tucuruí, Marabá, Imperatriz, Presidente Dutra and Açailândia. EATE has holdings in the following transmission companies:  Empresa Brasileira de Transmissão de Energia S.A. (“EBTE”) (jointly controlled); Sistema de Transmissão Catarinense S.A. — (“STC”) (subsidiary) and Lumitrans Companhia Transmissora de Energia Elétrica S.A. — (“Lumitrans”) (subsidiary).

•                  Empresa Catarinense de Transmissão de Energia S.A. (“ECTE”) (jointly controlled): Holder of a public electricity transmission service concession for transmission lines in the State of Santa Catarina.

•                  Axxiom Soluções Tecnológicas S.A. (“Axxiom”) (jointly-controlled): Unlisted corporation providing technological solutions and systems for operational management of public service concessions, including electricity, gas, water and waste companies and other utilities. Jointly controlled by Light S.A (51%) and Cemig (49%).

•                  Transchile Charrúa Transmisión S.A. — (“Transchile”) (jointly controlled): Implementation, operation and maintenance of the Charrúa—Nueva Temuco  transmission line and two sections of transmission line at the Charrúa and Nueva Temuco substations, in the central region of Chile. The head office of Transchile is in Santiago, Chile. The transmission line began operating in January 2010.

•                  Companhia de Transmissão Centroeste de Minas (“Centroeste”) (jointly controlled): Construction, operation and maintenance of the Furnas—Pimenta transmission line, part of the national grid. The transmission line began operating in April 2010.

•                  Parati S.A Participações em Ativos de Energia Elétrica (“Parati”) (Jointly-controlled, with 25% stake): Holdings in other companies, commercial or civil, involved in any activity, Brazilian or otherwise, as partner, stockholder or owner of share units.

•                  Cemig Serviços (“Cemig Serviços”) (subsidiary: 100% stake): Provision of services related to planning, construction, operation and maintenance of electricity generation, transmission and distribution systems, and provision of administrative, commercial and engineering services in the various fields of energy, from any source.

Where Cemig exercises joint control it does so through stockholders’ agreements with the other stockholders of the investee company.

2.                  BASIS OF PREPARATION

Presentation of the Quarterly Information

The individual interim accounting information has been prepared in compliance with Technical Pronouncement CPC 21 — Interim Statements, and the consolidated interim accounting information has been prepared in accordance with Technical Pronouncement CPC 21 and with International Standard IAS 34 — Interim  Financial Reporting, issued by the International Accounting Standards Board — IASB, and also in accordance with the requirement to present this information in a manner compliant with the rules issued by the Brazilian Securities Commission (CVM — Comissão de Valores Mobiliários) applicable to Quarterly Information (ITR).

This Quarterly Information (ITR) has been prepared according to principles, practices and criteria consistent with those adopted in the preparation of the annual accounting statements at December 31, 2010.  Hence this Quarterly Information should be read in conjunction with those annual accounting statements, which were approved by the Executive Board on March 16, 2011 and filed with the CVM on March 29, 2011.

3.                  PRINCIPLES OF CONSOLIDATION

The quarterly information of the subsidiaries and jointly-controlled subsidiaries listed in Explanatory Note 1 has been consolidated.

(a)           Subsidiaries and jointly controlled companies

The Quarterly Information of subsidiaries and jointly-controlled subsidiaries is included in the consolidated Quarterly Information as from the date on which the shared control began until such date on which it ceases to exist.   The assets, liabilities and results of the jointly-controlled subsidiaries have been consolidated using the method of proportional consolidation.  The accounting policies of subsidiaries and jointly-controlled subsidiaries are aligned with the policies adopted by the Company.

In the individual Financial Statements of the holding company, the financial information of subsidiaries, jointly-controlled subsidiaries and affiliates is recognized by the equity method.

(b)           Consortia

The percentage interest of the assets, liabilities and results of the consortium operations is recorded in the subsidiary that holds the related interest.

(c)           Transactions eliminated in consolidation

Intra-group balances and transactions, and any revenues or expenses derived from intra-group transactions, are eliminated in preparing the consolidated Quarterly Information.  Unrealized gains arising from transactions with investee companies that are reported by the equity method are eliminated against the investment in proportion to the Company’s holding in the Investee.  Unrealized losses are eliminated in the same manner as unrealized gains, but only up to the point at which there is no evidence of reduction of value by impairment.

The references made in this Quarterly Information to the jointly-controlled subsidiaries are made in proportion to the Company’s stake.

		09/30/2011		12/31/2010
Subsidiaries and jointly controlled companies	Form of consolidation	Direct stake, %	Indirect stake, %	Direct stake, %	Indirect stake, %

Subsidiaries and jointly controlled companies
Cemig Geração e Transmissão	Full	100	—	100	—
Cemig Baguari Energia	Full	—	100	—	100
Hidrelétrica Cachoeirão	Proportional	—	49	—	49
Guanhães Energia	Proportional	—	49	—	49
Madeira Energia	Proportional	—	10	—	10
Hidrelétrica Pipoca	Proportional	—	49	—	49
Baguari Energia	Proportional	—	69.39	—	69.39
Empresa Brasileira de Transmissão de Energia – EBTE	Proportional	—	49	—	49
Central Eólica Praias de Parajuru	Proportional		49		49
Central Eólica Volta do Rio	Proportional	—	49	—	49
Central Eólica Praias de Morgado	Proportional	—	49	—	49
TAESA	Proportional	—	56.69	—	56.69
Lightger	Proportional	—	49	—	49
Cemig Distribuição	Full	100	—	100	—
Cemig Telecom	Full	100	—	100	—
Ativas Data Center	Proportional	—	49	—	49
Rosal Energia	Full	100	—	100	—
Sá Carvalho	Full	100	—	100	—
Horizontes Energia	Full	100	—	100	—
Usina Térmica Ipatinga	Full	100	—	100	—
Cemig PCH	Full	100	—	100	—
Cemig Capim Branco Energia	Full	100	—	100	—
Cemig Trading	Full	100	—	100	—
Efficientia	Full	100	—	100	—
Central Termelétrica de Cogeração	Full	100	—	100	—
UTE Barreiro	Full	100	—	100	—
Empresa de Serviços e Comercialização de Energia Elétrica	Full	100	—	100	—
Cemig Serviços	Full	100	—	100	—
GASMIG	Proportional	55.19	—	55.19	—
Companhia Transleste de Transmissão	Proportional	25	—	25	—
Companhia Transudeste de Transmissão	Proportional	24	—	24	—
Companhia Transirapé de Transmissão	Proportional	24.5	—	24.5	—
Light S.A.	Proportional	26.06	—	26.06	—
Light SESA	Full	—	26.06	—	26.06
Light Energia	Full	—	26.06	—	26.06
Light Esco	Full	—	26.06	—	26.06
Lightger	Full	—	13.29	—	13.29
Light Soluções em Eletricidade	Full	—	26.06	—	26.06
Instituto Light	Full	—	26.06	—	26.06
Itaocara Energia	Full	—	26.06	—	26.06
Lightcom	Full	—	26.06	—	26.06
Axxiom	Proportional	—	13.29	—	13.29
Transchile	Proportional	49	—	49	—
Companhia de Transmissão Centroeste de Minas	Proportional	51	—	51	—
Empresa Amazonense de Transmissão de Energia – EATE	Proportional	49.98	—	49.98	—
Sistema de Transmissão Catarinense – STC	Full	—	30.82	—	30.82
Lumitrans Cia. Transmissora de Energia Elétrica	Full	—	30.82	—	30.82
Empresa Brasileira de Transmissão de Energia – EBTE	Proportional	—	19.65	—	19.65
Empresa Paraense de Transmissão de Energia – ETEP	Proportional	49.98	—	49.98	—
Empresa Santos Dumont Energia – ESDE	Full	—	49.98	—	49.98
Empresa Norte de Transmissão de Energia – ENTE	Proportional	49.99	—	49.99	—
Empresa Regional de Transmissão de Energia – ERTE	Proportional	49.99	—	49.99	—
Empresa Catarinense de Transmissão de Energia – ECTE	Proportional	19.09	—	19.09	—
Axxiom	Proportional	49	—	49	—
Parati	Proportional	25	—	—	—

4.                  CASH AND CASH EQUIVALENTS

	Consolidated IFRS		Holding company BRGAAP
	09/30/2011	12/31/2010	09/30/2011	12/31/2010
Bank accounts	129,422	94,605	4,176	10,164
Cash investments
Bank certificates of deposit	3,362,753	2,516,342	94,362	289,642
Treasury Financial Notes (LFTs)	73,916	121,586	158	566
National Treasury Notes (LTNs)	10,632	—	51	—
Other	274,901	247,160	625	2,369
	3,722,202	2,885,088	95,196	292,577
	3,851,624	2,979,693	99,372	302,741

Cash investments are transactions contracted with Brazilian institutions, and international financial institutions with branch offices in Brazil, at normal market prices and on normal market conditions. All the transactions are highly liquid; they are promptly convertible into a known amount of cash; and they are subject to insignificant risk of change in value. Bank Certificates of Deposit (CDBs), with fixed or floating rates, and Time Deposits with Special Guarantee (DPGEs) are remunerated at a percentage (which varies from 100% to 110% depending on the transaction) of the CDI rate, which is published by Cetip (the Custody and Settlement Chamber).

The Company’s exposure to interest rate risk and an analysis of sensitivity of financial assets and liabilities are given in Explanatory Note 26.

5.                  SECURITIES

Securities refers to transactions contracted with Brazilian institutions, and international financial institutions with branch offices in Brazil, at normal market prices and on normal market conditions, with redemption periods of more than 90 days.

	Consolidated IFRS		Holding company BRGAAP
	09/30/2011	12/31/2010	09/30/2011	12/31/2010
Cash investments
Bank certificates of deposit	89,341	321,858	—	55
	89,341	321,858	—	55

6.                  CONSUMERS AND TRADERS

	Consolidated IFRS		Holding company BRGAAP
	09/30/2011	12/31/2010	09/30/2011	12/31/2010
Retail supply invoiced	2,357,845	1,996,853	25,594	26,173
Retail supply not invoiced	795,136	856,222	—	—
Wholesale supply to other concession holders	188,263	66,134	—	—
(–) Allowance for doubtful accounts receivable	(704,966)	(560,917)	(25,594)	(26,173)
	2,636,278	2,358,292	—	—

Current assets	2,516,710	2,262,585	—	—
Retail supply invoiced	119,568	95,707	—	—

The Company makes provisions for doubtful receivables through individual analysis of clients’ outstanding balances, taking into account the default history, negotiations in progress and the existence of any real guarantees.

The Company’s exposure to credit risk related to Consumers and Traders is given in Note 26.

7.                  RECOVERABLE TAXES

	Consolidated IFRS		Holding company BRGAAP
Recoverable taxes	09/30/2011	12/31/2010	09/30/2011	12/31/2010
Current
ICMS tax recoverable	264,828	223,395	3,843	3,843
PIS and Pasep taxes	16,164	26,730	—	—
Cofins tax	80,276	116,723	—	—
Other	12,143	7,582	1,386	1,390
	373,411	374,430	5,229	5,233
Non-current
ICMS tax recoverable	114,009	84,746	4,334	426
PIS, Pasep and Cofins taxes	64,225	55,137	—	—
	178,234	139,883	4,334	426
	551,645	514,313	9,563	5,659

The credits for Pasep and Cofins taxes arise from payments made in excess by the Company as a result of adoption of the non-cumulative regime for revenues of the transmission companies whose electricity supply contracts were prior to October 31, 2003, and for which subsequent regulation by the Brazilian tax authority allowed for review and inclusion in the cumulative regime. As a consequence of this review, restitution of excess tax paid in prior periods was allowed.

The credits of ICMS tax recoverable, posted in Non-current assets, arise from acquisitions of property, plant and equipment, and can be applied against state taxes payable over 48 months.

The transfer to Current assets was made in accordance with management’s estimates of the amounts likely to be realized up to the end of September 2012.

8.                  INCOME TAX AND SOCIAL CONTRIBUTION TAX

a) Income tax and Social Contribution tax recoverable

	Consolidated IFRS		Holding company BRGAAP
Income tax and Social Contribution tax recoverable	09/30/2011	12/31/2010	09/30/2011	12/31/2010
Current
Income tax	590,378	353,196	—	—
Social contribution	199,297	136,617	—	—
	789,675	489,813	—	—
Non-current
Income tax	106,989	66,439	103,233	63,120
Social contribution	16,364	16,999	16,292	16,997
	123,353	83,438	119,525	80,117
	913,028	573,251	119,525	80,117

The balances of income tax and Social Contribution tax refer to tax credits in corporate income tax returns of previous years, and advance payments made in 2011, which will be offset against federal taxes payable to be calculated for the year, posted in Income tax and Social Contribution tax.

b) Deferred income tax and Social Contribution

Cemig, its subsidiaries and jointly-controlled subsidiaries have income tax credits, constituted at the rate of 25.00%, and Social Contribution tax credits, at the rate of 9.00%, as follows:

	Consolidated IFRS		Holding company BRGAAP
	09/30/2011	12/31/2010	09/30/2011	12/31/2010
Tax credits:
Tax loss carryforwards	529,655	570,611	237,923	260,966
Provisions	158,600	125,412	62,564	56,354
Employee post-retirement benefits	365,301	349,989	19,407	18,105
Provision for doubtful accounts receivable	204,507	191,866	8,702	8,899
Tax credits on absorption of subsidiary	81,125	84,166	—	—
Financial instruments	43,099	33,043	—	—
Foreign exchange variation	127,548	124,957	—	—
Taxes payable — suspended liability (1)	179,287	143,109	—	—
Concessions for consideration	62,099	57,313	—	—
Other	183,555	120,101	1,078	1,148
	1,934,776	1,800,567	329,674	345,472

(1)          Relates to income tax on Pasep and Cofins taxes.

The deferred liability tax effects are set out in Note 16.

At its meeting on March 28, 2011, the Board of Directors approved the technical study prepared by the Financial Department on the forecasts for future profitability, which shows the capacity for realization of the deferred tax asset for a maximum period of 10 years, as defined in CVM Instruction 371.

In accordance with the individual estimates of Cemig, its subsidiaries and jointly-controlled subsidiaries, future taxable income against which the deferred tax asset existing on September 30, 2011 will be realized is according to the following estimated timeline:

	Consolidated IFRS	Holding company BRGAAP
2011	376,724	61,519
2012	469,710	49,929
2013	296,537	34,788
2014	298,016	36,267
2015 and 2016	320,748	59,001
2017 and 2018	92,276	49,840
2019 and 2020	80,765	38,330
	1,934,776	329,674

On September 30, 2011 the Holding Company held unrecognized tax credits in its financial statements in the amount of R$ 120,510, which relate primarily to the effective loss due to the assignment of the credits in Accounts receivable from the Minas Gerais State Government to the FIDC, in the first quarter of 2006, as per Explanatory Note 10. As a result of this assignment the provision for losses on recovery of the amounts, constituted in previous years, became deductible for the purposes of income tax and the Social Contribution.

Under the Brazilian tax legislation, deductible temporary differences and tax loss carryforwards do not expire.

c) Reconciliation of expenses on income tax and Social Contribution tax

This table shows the reconciliation of the nominal expense on income tax (25% tax rate) and Social Contribution (9% tax rate) with the actual expenses incurred as shown in the profit and loss account:

	Consolidated IFRS		Holding company BRGAAP
	09/30/2011	09/30/2010	09/30/2011	09/30/2010
Profit before income tax and Social Contribution tax	2,527,503	2,257,010	1,774,663	1,675,968
Income tax and Social Contribution tax — nominal expense	(859,351)	(767,383)	(603,385)	(569,829)

Tax effects applicable to:
Equity gain (loss) + Interest on Equity received	—	—	543,490	455,142
Non-deductible contributions and donations	(4,003)	(5,612)	(193)	(937)
Tax incentives	14,749	20,472	1,217	1,340
Tax credits not recognized	51	18,828	95	19,865
Amortization of goodwill	(8,812)	(7,794)	(9,280)	(8,821)
Adjustment in income tax and Social Contribution — prior year	(8,950)	(1,471)	123	(1,471)
Other	45,268	72,800	(275)	15,593
Income tax and Social Contribution — effective gain (loss)	(821,048)	(670,160)	(68,208)	(89,118)
Effective rate	32.48%	29.69%	3.86%	5.32%

Current tax	(818,650)	(648,376)	(77,644)	(75,247)
Deferred tax	(2,398)	(21,784)	9,436	(13,871)

9.                  ESCROW DEPOSITS

Escrow deposits for litigation relate principally to tax and labor issues.

The principal deposits in tax cases relate to income tax withheld at source on Interest on Equity, and to value added tax (ICMS) — its exclusion from the amount used for calculation of PIS and Cofins taxes.

	Consolidated IFRS		Holding company BRGAAP
	09/30/2011	12/31/2010	09/30/2011	12/31/2010
Employment-law obligations	223,577	212,142	48,482	46,142

Tax obligations
Income tax on Interest on Equity	13,714	13,714	—	—
ITCD	49,251	—	49,251	—
PASEP AND COFINS TAXES	713,855	550,944	629	61,592
Others	37,744	57,289	12,415	—

Others	261,695	193,117	99,740	87,783
	1,299,836	1,027,206	210,517	195,517

The balances of deposits paid into court in relation to the Pasep and Cofins taxes have a corresponding provision recorded in Taxes payable. For more details, please see Note 16.

10.                     ACCOUNT RECEIVABLE FROM THE MINAS GERAIS GOVERNMENT

The outstanding credit balance receivable on the CRC (“Results Compensation”) Account was transferred to the State of Minas Gerais in 1995, under an Agreement to assign that account (“the CRC Agreement”), in accordance with Law 8724/93, for monthly amortization over 17 years starting on June 1, 1998, with annual interest of 6% plus monetary updating by the Ufir index.

a) Fourth Amendment to the CRC Agreement

As a result of default in receipt of the credits specified in the Second and Third Amendments, the Fourth Amendment was signed, with the aim of making possible full receipt of the CRC balance through retention of dividends becoming payable to State Government. This agreement was approved by the Extraordinary General Meeting of Stockholders completed on January 12, 2006.

The Fourth Amendment to the CRC Agreement had backdated effect on the outstanding balance existing on December 31, 2004, and consolidated the amounts receivable under the Second and Third Amendments, corresponding to R$ 5,412,801 on September 30, 2011 (R$ 5,070,376 on December 31, 2010).

The Minas Gerais State Government amortizes this payable to the Company via 61 consecutive semi-annual installments, which are due on June 30 and December 31 of each year, over the period from June 2005 to June 2035 inclusive. The installments for amortization of the principal, updated by the IGP-DI index, increase over the period, from R$ 28,828 for the first, to R$ 104,473 for the 61st — expressed in currency of September 30, 2011.

The Company is recognizing the State Government’s payments by withholding 65% of the regular dividends and Interest on Equity due to the State Government. If the amount is not enough to amortize the portion becoming due, the Company may increase its withholding to include up to 65% of all extraordinary dividends as well.  The dividends withheld will be applied in the following order:  (i) settlement of past due installments; (ii) settlement of the semi-annual installments; (iii) pre-payment of up to 2 installments; and (iv) payment of the remaining principal balance.

On September 30, 2011 the installments of the contract becoming due on December 31 and June 30, 2012 had already been amortized.

The Fourth Amendment to the agreement provides that, so as to ensure complete receipt of the credits, the provisions of the Bylaws must be obeyed — they define certain targets to be met annually in conformity with the Strategic Plan, as follows:

Target	Index required
Debt / Ebitda	Less than 2 (1)
(Debt) / (Debt plus Stockholders’ equity)	40% or less (2)
Capex on investments and acquisition of assets	40%, or less, of Ebitda

Ebitda = Earnings before interest, taxes on profit, depreciation and amortization.

(1)          Less than 2.5 in certain situations specified in the Bylaws.

(2)          50% or less, in certain situations also specified in the Bylaws.

b) Transfer of the CRC credits to the Cemig CRC Account Securitization Fund (“FIDC”)

On January 27, 2006 Cemig transferred the CRC credits into a Receivables Investment Fund (“FIDC”). The amount of the FIDC was established by the administrator based on long-term financial projections for Cemig, with estimation of the dividends that will be retained for amortization of the outstanding debtor balance on the CRC Agreement. Based on these projections, the FIDC was valued at a total of R$ 1,659,125, of which R$ 900,000 in senior units and R$ 759,125 in subordinated units.

The senior units were subscribed and acquired by financial institutions and are being amortized in 20 half-yearly installments, from June 2006, updated by the variation of the CDI plus interest of 1.7% of interest per year, guaranteed by Cemig.

The subordinated units were subscribed by Cemig and correspond to the difference between the total value of the FIDC and the value of the senior units.

The subordinated units are updated for monetary valuation purposes in the amount of the difference between the valuation of the FIDC using a rate of 10.00% per year, and the increase in value of the senior units, as calculated based on CDI plus 1.70% per year.

The composition of the FIDC is as follows:

	09/30/2011	12/31/2010
- Senior units held by third parties	795,358	890,517

- Subordinated units owned by Cemig	983,609	938,704
Dividends retained by the Fund	9,386	7,867
	992,995	946,571
TOTAL	1,788,353	1,837,088

The movement on the FIDC in January through September 2011 was as follows:

Consolidated and Holding company
Balance at December 31, 2010	1,837,088
Monetary updating of the senior units	75,822
Monetary updating of the subordinated units	42,061
Investment in the subordinated units	4,363
Amortization of the senior units	(170,981)
Balance at September 30, 2011	1,788,353

Dividends not yet paid to stockholders reflecting the results of the 2011 business year are recorded in Current liabilities. Of the dividends to be distributed, R$ 133,572 is payable to the Minas Gerais State Government, of which R$ 86,617 will be retained for settlement of part of the receivables on the CRC becoming due.

c) Criterion for consolidation of the FIDC

Due to the guarantee offered by Cemig of settlement of the senior units, in the event that the dividends due to the state government are not sufficient for amortization of the installments, Cemig would be required to issue a payment to the state government for the difference. Hence the consolidated Quarterly Information presents the balance of the FIDC registered in full in Cemig, and the senior units are presented as debt under Loans and financings in Current and Non-current liabilities. Similarly, in the consolidation, the monetary updating of the FIDC has been recognized in full as financial revenue, and in counterpart, the amount of the monetary updating of the senior units is recorded as a financial expense.

11.                     FINANCIAL ASSETS OF THE CONCESSION

The Company’s concession contracts for distribution, transmission, gas and wind power generation are within the criteria for application of Technical Interpretation ICPC 01, which deals with the accounting of concessions.

The balances of the financial assets are as follows:

Consolidated	09/30/2011	12/31/2010
Distribution concessions	2,510,847	2,509,339
Gas concessions	299,350	287,425
Newer transmission concessions	4,620,938	4,399,627
Older transmission concessions	747,667	744,697
Total	8,178,802	7,941,088

Current assets	958,649	625,332
Non-current assets	7,220,153	7,315,756

For the newer transmission concessions, the rate used for remuneration of financial assets varies between 7.8% and 14.48%, in accordance with the specified characteristics of each concession and their investment dates.

12.                     INVESTMENTS

The table below presents a summary of the financial information in subsidiaries, affiliated companies and jointly-controlled enterprises. The information presented below is adjusted for the percentage of the stake held by the Company.

	Holding company BRGAAP
	09/30/2011	12/31/2010
In subsidiaries and jointly controlled companies
Cemig Geração e Transmissão	4,844,548	5,050,645
Cemig Distribuição	2,804,938	2,376,898
Light	866,794	867,918
Parati	354,948	—
Cemig Telecom	285,573	287,718
Gasmig	481,139	444,043
Rosal Energia	142,283	137,543
Sá Carvalho	123,705	121,843
Horizontes Energia	76,748	70,017
Usina Térmica Ipatinga	40,011	36,865
Cemig PCH	95,525	93,145
Cemig Capim Branco Energia	43,174	34,797
Companhia Transleste de Transmissão	23,806	24,040
UTE Barreiro	20,695	7,695
Companhia Transudeste de Transmissão	13,010	12,937
Usina Hidrelétrica Pai Joaquim	847	108,291
Companhia Transirapé de Transmissão	10,403	10,602
Transchile	32,546	28,908
Efficientia	11,173	8,944
Central Termelétrica de Cogeração	6,277	6,281
Companhia de Transmissão Centroeste de Minas	20,773	17,953
Cemig Trading	16,986	7,416
Empresa Paraense de Transmissão de Energia-ETEP	89,367	63,950
Empresa Norte de Transmissão de Energia-ENTE	174,465	168,069
Empresa Regional de Transmissão de Energia-ERTE	38,929	29,914
Empresa Amazonense de Transmissão de Energia-EATE	412,410	303,575
Empresa Catarinense de Transmissão de Energia-ECTE	22,671	24,353
Axxiom Soluções Tecnológicas	3,852	2,970
Cemig Serviços	4,628	45
	11,062,224	10,347,375

Goodwill on acquisition of stake in Rosal Energia	17,958	22,103
Goodwill on acquisition of stake in ETEP	45,612	60,292
Goodwill on acquisition of stake in ENTE	127,329	131,853
Goodwill on acquisition of stake in ERTE	32,846	34,014
Goodwill on acquisition of stake in EATE	254,710	352,942
Goodwill on acquisition of stake in ECTE	21,561	22,412
Goodwill on acquisition of stake in Light	326,207	342,978
	826,223	966,594
	11,888,447	11,313,969

a)  The following is the principal information on the subsidiaries and jointly-controlled subsidiaries:

		At September 30, 2011			January to September 2011
Company	Number of shares	Cemig stake %	Share capital			Cemig stake %
Cemig Geração e Transmissão	2,896,785,358	100.00	3,296,785	4,844,548	1,194,921	989,152
Cemig Distribuição	2,261,997,787	100.00	2,261,998	2,804,938	106,176	534,216
Light	203,934,060	26.06	2,225,822	3,325,827	214,838	210,064
Cemig Telecom	381,023,385	100.00	225,082	285,573	8,500	6,355
Rosal Energia	46,944,467	100.00	46,944	142,283	14,650	19,390
Sá Carvalho	361,200,000	100.00	36,833	123,705	16,310	18,172
GASMIG	409,255,483	55.19	643,780	871,746	17,999	85,213
Horizontes Energia	64,257,563	100.00	64,258	76,748	3,414	10,146
Usina Térmica Ipatinga	29,174,281	100.00	29,174	40,011	4,710	7,856
Cemig PCH	30,952,445	100.00	30,952	95,525	12,579	14,959
Cemig Capim Branco Energia	5,528,000	100.00	5,528	43,174	19,866	28,243
Companhia Transleste de Transmissão	49,569,000	25.00	49,569	95,223	14,148	13,211
UTE Barreiro	23,328,000	100.00	30,902	20,695	—	5,426
Companhia Transudeste de Transmissão	30,000,000	24.00	30,000	54,210	7,758	7,204
Empresa de Serviços e Comercialização de Energia Elétrica	486,000	100.00	486	847	101,409	(6,035)
Companhia Transirapé de Transmissão	22,340,490	24.50	22,340	42,462	5,735	5,535
Transchile	39,340,000	49.00	78,450	66,420	—	(11,383)
Efficientia	6,051,944	100.00	6,052	11,173	2,173	4,402
Central Termelétrica de Cogeração	5,000,000	100.00	5,001	6,277	613	609
Companhia de Transmissão Centroeste de Minas	28,000,000	51.00	28,000	40,732	—	5,532
Cemig Trading	160,297	100.00	160	16,986	7,224	16,794
Empresa Paraense de Transmissão de Energia — ETEP	45,000,010	49.98	89,390	178,789	8,355	33,354
Empresa Norte de Transmissão de Energia — ENTE	100,840,000	49.99	160,337	349,007	60,408	70,238
Empresa Regional de Transmissão de Energia — ERTE	36,940,800	49.99	36,941	77,879	12,351	14,316
Empresa Amazonense de Transmissão de Energia — EATE	180,000,010	49.98	355,697	825,110	110,456	151,407
Empresa Catarinense de Transmissão de Energia — ECTE	42,095,000	19.09	42,095	118,741	32,918	23,263
Axxiom Soluções Tecnológicas	9,200,000	49.00	9,200	7,862	—	1,344
Cemig Serviços	5,100,000	100.00	5,100	4,628	—	(417)
Parati	407,653,632	25.00	1,432,910	1,419,790	—	(13,119)

		At December 31, 2010			January to December 2010
Company	Number of shares	Cemig stake %	Share capital			Cemig stake %
Cemig Geração e Transmissão	2,896,785,358	100.00	3,296,785	5,050,645	607,934	1,084,110
Cemig Distribuição	2,261,997,787	100.00	2,261,998	2,376,898	158,707	441,002
Light	203,934,060	26.06	2,225,822	3,330,144	491,838	575,150
Cemig Telecom	381,023,385	100.00	225,082	287,718	16,400	28,140
Rosal Energia	46,944,467	100.00	46,944	137,543	2,500	15,712
Sá Carvalho	361,200,000	100.00	36,833	121,843	7,224	20,502
GASMIG	409,255,483	55.19	643,780	804,534	92,267	108,095
Horizontes Energia	64,257,563	100.00	64,257	70,017	3,477	6,339
Usina Térmica Ipatinga	29,174,281	100.00	29,174	36,865	3,783	8,940
Cemig PCH	30,952,000	100.00	30,952	93,145	2,500	14,481
Cemig Capim Branco Energia	5,528,000	100.00	5,528	34,797	16,098	37,014
Companhia Transleste de Transmissão	49,569,000	25.00	49,569	96,159	15,116	17,905
UTE Barreiro	23,328,000	100.00	23,328	7,695	—	(7,498)
Companhia Transudeste de Transmissão	30,000,000	24.00	30,000	53,903	8,962	9,520
Empresa de Serviços e Comercialização de Energia Elétrica	486,000	100.00	486	108,291	—	107,805
Companhia Transirapé de Transmissão	22,340,490	24.50	22,340	43,272	302	7,526
Transchile	47,233,672	49.00	78,701	58,995	—	1,419
Efficientia	6,051,994	100.00	6,052	8,944	1,504	3,871
Central Termelétrica de Cogeração	5,000,000	100.00	5,001	6,281	808	1,494
Companhia de Transmissão Centroeste de Minas	51,000	51.00	51	35,200	—	123
Cemig Trading	160,297	100.00	160	7,416	31,656	38,880
Empresa Paraense de Transmissão de Energia — ETEP	45,000,010	41.96	82,544	152,414	21,398	43,462
Empresa Norte de Transmissão de Energia — ENTE	100,840,000	49.99	145,663	336,212	48,017	95,031
Empresa Regional de Transmissão de Energia — ERTE	23,400,000	49.99	23,400	59,845	15,949	17,594
Empresa Amazonense de Transmissão de Energia — EATE	180,000,010	38.53	323,579	787,892	137,540	199,790
Empresa Catarinense de Transmissão de Energia — ECTE	42,095,000	19.09	42,095	127,551	7,093	29,587
Axxiom Soluções Tecnológicas	7,200,000	49.00	7,200	6,060	—	(1,192)
Cemig Serviços	100,000	100	100	45	—	(53)

The movement of investments in subsidiaries and jointly-controlled subsidiaries is as follows:

	12/31/2010	Equity gain (loss)	Injection (reduction) of capital	Dividends proposed	Other	09/30/2011
Cemig Geração e Transmissão	5,050,645	989,152	—	(1,194,921)	(328)	4,844,548
Cemig Distribuição	2,376,898	534,216	—	(106,176)	—	2,804,938
Cemig Telecom	287,718	6,355	—	(8,500)	—	285,573
Rosal Energia	137,543	19,390	—	(14,650)	—	142,283
Sá Carvalho	121,843	18,172	—	(16,310)	—	123,705
GASMIG	444,043	47,031	—	(9,935)	—	481,139
Horizontes Energia	70,017	10,146	—	(3,415)	—	76,748
Usina Térmica Ipatinga	36,865	7,856	—	(4,710)	—	40,011
Cemig PCH	93,145	14,959	—	(12,579)	—	95,525
Cemig Capim Branco Energia	34,797	28,243	—	(19,866)	—	43,174
Companhia Transleste de Transmissão	24,040	3,303	—	(3,537)	—	23,806
UTE Barreiro	7,695	5,426	7,574	—	—	20,695
Companhia Transudeste de Transmissão	12,937	1,935	—	(1,862)	—	13,010
Empresa de Serviços e Comercialização de Energia Elétrica	108,291	(6,035)	—	(101,409)	—	847
Companhia Transirapé de Transmissão	10,602	1,206	—	(1,405)	—	10,403
Transchile	28,908	(434)	—	—	4,072	32,546
Efficientia	8,944	4,402	—	(2,173)	—	11,173
Central Termelétrica de Cogeração	6,281	609	—	(613)	—	6,277
Companhia de Transmissão Centroeste de Minas	17,953	2,820	—	—	—	20,773
Light	867,918	54,863	—	(55,987)	—	866,794
Cemig Trading	7,416	16,794	—	(7,224)	—	16,986
Empresa Paraense de Transmissão de Energia - ETEP	63,950	16,401	467	(4,176)	12,725	89,367
Empresa Norte de Transmissão de Energia — ENTE	168,069	36,594	—	(30,198)	—	174,465
Empresa Regional de Transmissão de Energia - ERTE	29,914	11,457	3,822	(6,264)	—	38,929
Empresa Amazonense de Transmissão de Energia — EATE	303,575	72,210	4,786	(55,206)	87,045	412,410
Empresa Catarinense de Transmissão de Energia - ECTE	24,353	4,602	—	(6,284)	—	22,671
Axxiom Soluções Tecnológicas	2,970	882	—	—	—	3,852
Cemig Serviços	45	(417)	5,000	—	—	4,628
Parati	—	(3,280)	358,228	—	—	354,948
	10,347,375	1,898,858	379,877	(1,667,400)	103,514	11,062,224

a)  Added value on acquisitions of equity interests

In accounting for acquisitions of equity interests in subsidiaries, the Company records an “added value” to account for the difference between the amount paid and the net book value of the interest acquired. This difference arises due to certain intangible asset values of the concessions acquired (added value of concessions) and financial concession asset values acquired. The Company records the amortization of the added value of assets that have defined useful lives on a straight-line basis over the remaining period of the concession contract.

b)  Acquisition of stake in Light — exercise of option

On July 7, 2011, Parati S.A. — Participações em Ativos de Energia Elétrica (“Parati”), a jointly-controlled subsidiary of Cemig, acquired 100% of the interest held by Luce, which was owner of 75% of the units of Fundo de Investimento em Participações (“FIP Luce”), which in turn indirectly owns, through Luce Empreendimentos e Participações S.A., 26,576,149 common shares in Light S.A. (Light), representing approximately 9.77% of its voting and total stock.

The amount paid for the acquisition was R$ 515,946. As a consequence of this transaction and as specified in the Unit Holders’ Agreement of FIP Luce, Fundação de Seguridade Social

Braslight (“Braslight”), holder of the remaining 25% of the units of FIP Luce, became the holder of an option to sell its interest to Parati within a maximum of 60 days.

On July 15, 2011 Braslight notified Parati, through Luce, that it would exercise the Option to sell its 25% holding in FIP Luce (“the Put Option”) — which took place on July 28, 2011. The amount paid to Braslight for this acquisition was R$ 171,982,000.

c)  Acquisition of stockholding — Renova

Through Light S.A., on July 9, 2011 the Company approved a partnership with Renova Energia, a listed company which invests in small hydro plants (PCHs) and wind power plants.

Light, a new investor, and Renova, as investee, signed an Investment Agreement under which Light will become a stockholder in Renova by subscription of new common shares to be issued by Renova, corresponding to an increase of the capital of Renova in the amount of R$ 360,000, as follows:

Through this investment Light will own 35.1% of the common shares of Renova and 26.2% of its total capital. All the stockholders with individual stockholdings of more than 5% (five per cent) of Light undertook to assign, free of charge, their rights of preference in the capital increase of Renova in favor of Light.

The investment does not result in the sale of control by RR Participações S.A. (controlling stockholder of Renova) for the purposes of Article 254-A of the Corporate Law, nor does it result in acquisition of control of Renova by Light.

d)  The Redentor Equity Investment Fund (“FIP Redentor”)

At the Extraordinary General Meeting of Stockholders of Cemig of March 24, 2011 an option was granted to Fundo de Investimento em Participações Redentor — FIP Redentor (“FIP Redentor”), to sell to Cemig the totality of the shares held by FIP Redentor in Parati S.A. Participações em Ativos de Energia Elétrica (“Parati”), at the end of the 60th month following the subscription of the shares described in sub-item “e” of this note. The exercise price will be the amount paid on subscription of the shares, plus other expenses of constitution and management of the fund, less any dividends and benefits received by FIP Redentor, updated by the variation in the CDI rate plus 0.9% p.a.

Parati was formed with the objective of acquiring shares representing 26.06% of the share capital of Light, originally held by FIP PCP and by Enlighted. Cemig owns 25% of Parati and Redentor Fundo de Investimento em Participações owns 75%.

e)  Acquisition of shares in Redentor Energia S.A. by Parati S.A.

On April 12, 2011 Parati S.A. — Participações em Ativos de Energia Elétrica (“Parati”), a company jointly controlled by Cemig, acquired 58,671,565 common shares representing

54.08% of the total share capital of Redentor Energia S.A. (“Redentor”), for R$ 403,350, corresponding to a price per share of R$ 6.87.

Since the transaction resulted in transfer of control of Redentor, Parati will carry out a public offer to acquire the remaining shares of Redentor, in accordance with the terms and conditions of Article 254-A of the Corporate Law, CVM Instruction 361/02, and Item 8.1 of the Listing Regulations of the Novo Mercado of BM&FBovespa S.A. — the São Paulo Stock, Commodity and Futures Exchange (the “Novo Mercado”), for the same price per share paid to FIP PCP (“the Public Offer”).

Settlement of the auction took place on September 30, 2011 with the payment of R$ 7.20 per share, corresponding to a total of R$ 333,775, representing 46,341,664 common shares in Redentor and 93.04% of the shares in circulation that were held by the minority stockholders.

This acquisition for the price of  R$ 7.202484 represented 42.72% of the total of the company’s shares, with price of R$ 6.874712, the same price per share paid to the controlling stockholder on May 12, 2011, updated by the variation in the Selic rate up to  September 30, 2011.

A further Public Offer for Shares, for cancellation of Listed Company Registry and Exit from the New Mercado will be held in first quarter 2012, to acquire the 3,467,599 common shares in Redentor remaining in the market, representing 3.20% of the share capital.

f)  Acquisition of stockholding — Abengoa

On June 2, 2011 the subsidiaries Taesa signed share purchase agreements with the Abengoa Group. The first of these was for 100% of a concession; the second, for 50%/50% ownership jointly with Abengoa of a company holding four electricity transmission assets. The operation will increase Taesa’s market shares in transmission, in terms of Annual Permitted revenue (RAP), from 6.5% to 8.6%. For this acquisition, comprising the two Share Purchase Agreements referred to, the Company will pay a total amount of R$ 1,099,224, based on value at December 31, 2010.

Conclusion of the transaction and actual acquisition of the shares by Taesa was subordinated to several prior conditions being met, in particular: (i) approval by the Company’s General Meeting of Stockholders; (ii) consent of the banks that are financiers of the Transmission Companies; and (iii) approval of the transaction by the National Electricity Agency, Aneel. Also, the transaction will be submitted to the Brazilian Monopolies Council, Cade, in accordance with Law 8884/94.

The management of Taesa expects to obtain all the approvals and conclusion of the acquisition by the end of 2011.

g)  Capital increase in Madeira Energia S.A. (Mesa).

Madeira Energia S.A., a jointly-controlled subsidiary of Cemig GT (Cemig Geração e Transmissão), in an Extraordinary General Meeting of Stockholders on July 18, 2011,

approved an increase in the Company’s capital through issue of 507,000,000 (five hundred and seven million) new common shares, nominal and without par value, for issue price of R$ 1.00 (one Real) each, totaling R$ 507,000. The shares issued were 100% subscribed in proportion to the holdings of each stockholder and totally paid-up on July 25, 2011. After the capital increase the share capital of Mesa, totally subscribed and paid-up, was R$ 1,674,100, represented by 1,674,100,000 (one billion six hundred seventy four million one hundred thousand) nominal common shares without par value.

13.                PROPERTY, PLANT AND EQUIPMENT

	09/30/2011			12/31/2010
Consolidated	Historic cost	Accumulated depreciation	Net value	Net value
In service	19,022,893	(11,947,873)	7,075,020	6,997,380
Land	424,609	—	424,609	411,000
Reservoirs, dams and water courses	7,988,730	(4,999,414)	2,989,316	2,999,805
Buildings, works and improvements	2,313,575	(1,549,310)	764,265	845,093
Machinery and equipment	8,204,151	(5,328,179)	2,875,972	2,723,096
Vehicles	33,983	(22,794)	11,189	10,837
Furniture and fixtures	57,845	(48,176)	9,669	7,549

In progress	1,500,169	—	1,500,169	1,231,133
Assets in formation	1,500,169	—	1,500,169	1,231,133
Net PP&E — Consolidated	20,523,062	(11,947,873)	8,575,189	8,228,513

Changes in Property, plant and equipment

Consolidated	Balance on 12/31/2010	Additions / transfers	Written off	Depreciation	Balance on 09/30/2011
In service	6,997,380	454,506	(11,041)	(365,825)	7,075,020
Land	411,061	13,633	(85)	—	424,609
Reservoirs, dams and water courses	2,999,805	102,356	—	(112,845)	2,989,316
Buildings, works and improvements	802,819	4,676	(34)	(43,196)	764,265
Machinery and equipment	2,765,362	325,047	(10,476)	(203,961)	2,875,972
Vehicles	10,837	3,651	(446)	(2,853)	11,189
Furniture and fixtures	7,496	5,143	—	(2,970)	9,669

In progress	1,231,133	269,036	—	—	1,500,169
Net PP&E — Holding company	8,228,513	723,542	(11,041)	(365,825)	8,575,189

The company has not identified any indications of impairment of its property, plant and equipment assets. The concession contracts specify that at the end of the period of each concession the grantor will decide the amount to be indemnified to the Company. As a result Management believes that the net book value of property, plant and equipment assets at the end of the concession period will be the indemnification amount reimbursed by the grantor.

Aneel, under the Brazilian regulatory framework, is responsible for establishing and periodically reviewing useful economic life estimates for generation and transmission assets in the electricity sector. The rates established by the Agency are used in the processes of (i) Tariff Review, and (ii) calculation of the indemnity at the end of the concession, and are recognized as a reasonable estimate of useful life of the assets of the concession. Hence, these rates were used as the basis for amortization of the Fixed Assets.

The average annual depreciation rates applied in the subsidiaries on September 30, 2011 are as follows:

Generation
Hydroelectric plants	2.49%
Thermoelectric plants	3.98%
Administration and other	12.69%
Telecoms	6.72%

Consortia

The Company participates in consortia to operate electricity generation concessions, for which companies with an independent legal existence were not constituted to administer the object of the concession; and the controls of the specific portion equivalent to the investments made were/are maintained in the accounting of Cemig GT under Fixed Assets and Intangible Assets, as follows:

	Stake in the electricity generated	Average annual depreciation rate %	09/30/2011	12/31/2010
Operating
Usina de Porto Estrela	33.33%	2.48	38,627	38,627
Usina Igarapava	14.50%	2.58	55,554	55,554
Usina de Funil	49.00%	2.64	182,402	182,360
Usina de Queimado	82.50%	2.45	206,753	206,729
Usina de Aimorés	49.00%	2.62	549,725	549,537
Usina de Capim Branco	21.05%	2.52	56,240	56,240
Usina de Baguari	34.00%	2.56	181,416	—
Accumulated depreciation			(195,353)	(171,321)
Total in operation			1,075,364	917,726

Works in progress
Usina de Queimado			3,712	1,579
Usina de Funil			662	648
Usina de Aimorés			1,901	1,187
Usina Igarapava			1,252	1,171
Usina Porto Estrela			193	156
Usina de Baguari			75	181,416
Usina de Capim Branco			1,281	1,264
Total under construction			9,076	187,421

Total of Consortia, consolidated			1,084,440	1,105,147

The depreciation of the assets in the property, plant and equipment of the consortia is calculated by the straight-line method, based on rates established by Aneel.

This table shows the interests of the other members of the consortia in the energy generated by the projects:

Consortia	Stockholders other than Cemig	Stake, %
Porto Estrela Plant	Companhia de Tecidos Norte de Minas Gerais — Coteminas	33.34
	Vale S.A.	33.33

Igarapava Plant	Vale S.A.	38.15
	Companhia Mineira de Metais — CMM	23.93
	Companhia Siderúrgica Nacional — CSN	17.92
	Mineração Morro Velho — MMV	5.50

Funil Plant	Vale S.A.	51.00

Queimado Plant	Companhia Energética de Brasília	17.50

Aimorés Plant	Vale S.A.	51.00

Baguari Plant	Furnas Centrais Elétricas S.A.	15.00
	Baguari I Geração de Energia Elétrica S.A.	51.00

Amador Aguiar I and II Plants.	Vale S.A.	48.43
	Comercial e Agrícola Paineiras Ltda.	17.89
	Votorantim Metais e Zinco S.A.	12.63

14.                     INTANGIBLE ASSETS

	09/30/2011			12/31/2010
Holding company	Historic cost	Accumulated amortization	Residual value	Residual value
In service	13,310	(12,617)	693	833
Useful life defined	13,310	(12,617)	693	833
- Software use rights	3,794	(3,105)	689	830
- Brands and patents	6	(2)	4	3
- Cemig Telecom S.A.	9,510	(9,510)	—	—
In progress	6	—	6	5
- Assets in formation	6	—	6	5
intangible, net — Holding company	13,316	(12,617)	699	838

	09/30/2011			12/31/2010
Consolidated	Historic cost	Accumulated amortization	Residual value	Residual value
In service	10,205,590	(6,589,507)	3,616,083	3,080,733
Useful life defined
- Temporary easements	33,976	(1,540)	32,436	61,459
- Other	165,467	(138,389)	27,078	29,332
- Concessions for consideration	31,974	(8,480)	23,494	24,336
- Assets of the concession	9,974,173	(6,441,098)	3,533,075	2,965,606
In progress
- Assets in formation	2,122,602	—	2,122,602	1,722,954
Net intangible assets — Consolidated	12,328,192	(6,589,507)	5,738,685	4,803,687

The movement in Intangible assets is as follows:

Consolidated	Balance on 12/31/2010	Additions	Retirements	Amortization	Transfer	Balance on 09/30/2011
- Temporary easements	61,459	1	—	(92)	(28,932)	32,436
- Concessions for consideration	24,336	—	—	(647)	(195)	23,494
- Assets of the concession	2,965,606	672,987	(4,022)	(392,653)	291,157	3,533,075
- Others	29,332	6,994	(12)	(7,979)	(1,257)	27,078
- Assets in formation	1,722,954	437,204	—	—	(37,556)	2,122,602
Net intangible assets — Consolidated	4,803,687	1,117,186	(4,034)	(401,371)	223,217	5,738,685

Intangible assets such as Software use rights, Brands and patents, and Temporary easements are amortized on a straight-line basis, in accordance with amortization rates established by Aneel.

The following criteria are applied in the event of occurrence: (ii) Intangible assets acquired from third parties: These are measured by total acquisition cost, less the expenses of amortization. (iii) Intangible assets generated internally: These are recognized as assets only in the development phase provided their technical feasibility of utilization is demonstrated and if the future economic benefits are probable.  They are measured at cost, less accumulated amortization and losses due to impairment.

The Company has not identified indications of impairment of its intangible assets, substantially all of which have defined useful lives. The assets are being amortized on a straight-line basis over the period of the concession or over periods specified by Aneel Normative Resolution 367/09.

15.                     SUPPLIERS

	Consolidated IFRS
	09/30/2011	12/31/2010
Current
Wholesale supply and transport of electricity
Eletrobrás — energy from Itaipu	160,323	150,953
Furnas	12,820	30,555
Spot market — CCEE	109,971	127,089
Electricity auctions	49,854	39,155
Other	560,777	364,561
	893,745	712,313
Materials and services	316,014	408,696
	1,209,759	1,121,009

16.                     TAXES AND INCOME TAX AND SOCIAL CONTRIBUTION PAYABLE

a) Taxes and charges

	Consolidated IFRS		Holding company BRGAAP
	09/30/2011	12/31/2010	09/30/2011	12/31/2010
Current
Value added tax — ICMS	345,187	277,202	27,424	18,095
Tax on revenue — Cofins	93,533	65,803	22,128	9,947
Tax on revenue — Pasep	20,335	10,738	4,804	2,159
Social security — INSS	20,041	23,267	1,618	1,887
Other	75,179	26,523	973	748
	554,275	403,533	56,947	32,836

Non-current
Cofins tax	669,337	530,638	—	—
Pasep tax	145,503	115,189	—	—
Other	65,495	46,976	—	—
	880,335	692,803	—	—
	1,434,610	1,096,336	56,947	32,836

The non-current Obligations for Pasep and Cofins taxes refer to the legal proceedings challenging the constitutionality of the inclusion of the ICMS tax amount, already charged, inside the taxable amount for these taxes, and applying for offsetting of the amounts paid in the last 10 years. The Company obtained interim relief from the court allowing it not to make the payment and authorizing payment through court escrow deposits since 2008.

However, as from August 2011, the Company has been making the payments.

b) Income tax and Social Contribution tax

	Consolidated IFRS		Holding company BRGAAP
	09/30/2011	12/31/2010	09/30/2011	12/31/2010
Current
Income tax	574,741	111,713	40,074	—
Social contribution	202,543	25,322	12,460	—
	777,284	137,035	52,534	—

Non-current
Deferred obligations
Income tax	890,539	712,254	—	—
Social contribution	318,998	353,145	—	—
	1,209,537	1,065,399	—	—
	1,986,821	1,202,434	52,534	—

The Deferred obligations, in Non-current liabilities, for Income tax and the Social Contribution tax refer, substantially, to the recognition of financial Instruments (foreign exchange variation and hedges) by the cash method, marking of financial instruments to market (at present value), Interest on works in progress, costs of raising of loans, the CVA Account (Compensations for Variations in Portion “A”), and Attributed costs.

17.                     LOANS, FINANCINGS AND DEBENTURES

				Consolidated
				09/30/2011			12/31/2010
LENDERS	Principal maturity	Annual interest rates (%)	Currency	Current	Non-current	Total	Total
IN FOREIGN CURRENCY
ABN Amro Real (3)	2013	6	US$	23,968	23,180	47,148	62,597
Banco do Brasil — A — Various bonds (1)	2024	Various	US$	10,899	40,149	51,048	51,035
BNP Paribas	2012	5,89	Euro	1,397	—	1,397	3,809
KFW	2016	4,5	Euro	1,747	7,402	9,149	8,817
Brazilian National Treasury (10)	2024	Libor + Spread	US$	5,319	19,377	24,696	19,414
InterAmerican Development Bank (7)	2026	2,2	US$	1,663	34,958	36,621	33,873
Others	2025	Various	Various	8,001	3,337	11,338	11,722
Debt in foreign currency				52,994	128,403	181,397	191,267
IN BRAZILIAN CURRENCY
Banco do Brasil	2012	109.8 of CDI	R$	336,564	582,000	918,564	887,523
Banco do Brasil	2013	CDI + 1.70	R$	33,486	41,986	75,472	85,063
Banco do Brasil	2013	107.60 of CDI	R$	6,747	126,000	132,747	135,276
Banco do Brasil	2014	104.10 of CDI	R$	65,049	1,200,000	1,265,049	1,223,789
Banco do Brasil	2013	10,83	R$	89,732	596,869	686,601	630,494
Banco do Brasil	2014	98.5 of CDI	R$	18,587	406,057	424,644	—
Banco Itaú BBA	2013	CDI + 1.70	R$	87,608	105,259	192,867	235,052
Banco Itaú BBA	2014	CDI + 1.70	R$	1,129	1,736	2,865	3,875
Banco Votorantim	2013	CDI + 1.70	R$	26,545	25,645	52,190	77,020
BNDES	2026	TJLP + 2.34	R$	8,009	105,558	113,567	119,336
Bradesco	2014	CDI + 1.70	R$	593	910	1,503	1,366
Bradesco	2013	CDI + 1.70	R$	112,544	132,170	244,714	296,286
Bradesco	2011	105.50 of CDI	R$	—	—	—	350,890
Debentures (6)	2011	104.00 of CDI	R$	265,043	—	265,043	243,038
Debentures — Minas Gerais state government (6) (9)	2031	IGP-M inflation index	R$	—	45,535	45,535	37,083
Debentures (6)	2014	IGP-M inflation index +10.50%	R$	11,930	348,307	360,237	354,638
Debentures (6)	2017	IPCA inflation index + 7.96	R$	31,075	493,289	524,364	472,333
Debentures (6)	2012	CDI + 0.90	R$	1,704,884	-	1,704,884	1,725,974
Debentures (6)	2015	IPCA inflation index + 7.68	R$	66,945	1,255,552	1,322,497	1,284,860
Eletrobrás	2013	Finel + 7.50 to 8.50	R$	13,086	25,606	38,692	36,724
Eletrobrás	2023	Ufir, RGR + 6.00 to 8.00%	R$	65,850	361,527	427,377	373,365
Santander do Brasil	2013	CDI + 1.70	R$	20,871	19,918	40,789	60,641
Unibanco	2013	CDI + 1.70	R$	83,835	89,880	173,715	240,879
Unibanco (2)	2013	CDI + 1.70	R$	20,479	18,397	38,876	59,503
Itaú and Bradesco (4)	2015	CDI + 1.70	R$	171,509	623,849	795,358	890,517
Banco do Brasil (8)	2020	TJLP + 2.55	R$	683	22,768	23,451	25,500
Unibanco (8)	2020	TJLP + 2.55	R$	192	5,748	5,940	6,460
Debentures I and IV (6)	2015	TJLP + 4.00	R$	6	17	23	22
Debentures V (5) (6)	2014	CDI + 1.70	R$	55,024	192,559	247,583	210,287
Debentures VI (5) (6)	2011	115% of CDI	R$	—	—	—	78,642
Debentures VII (5) (6)	2016	CDI + 1.35	R$	11,768	210,320	222,088	—
Debentures I Light Energia (5) (6)	2016	CDI + 1.45	R$	3,512	55,539	59,051	—
CCB Bradesco (5)	2017	CDI + 0.85	R$	19,245	146,134	165,379	120,242
ABN Amro Real (5)	2010	CDI + 0.95	R$	235	25,980	26,215	21,541
Banco do Brasil — Light Energia	2012	CDI + 1.18	R$	131,834	—	131,834	—
Renova — Light Energia	2029	Various	R$	29,961	39,249	69,210	—
BNDES — Finem (5)	2019	TJLP	R$	51,643	172,826	224,469	189,686
Banco Itaú BBA (10)	2022	TJLP + 4.55	R$	620	5,761	6,381	5,274
Regional Devt. Bank of the Extreme South (10)	2022	TJLP + 4.55	R$	686	5,701	6,387	5,274
Unibanco (10)	2022	TJLP + 4.55	R$	210	1,924	2,134	1,762
Unibanco (10)	2022	IGP-M + 9.85%	R$	1,033	3,955	4,988	3,437
Debentures (6) (10)	2016	CDI + 1.30%	R$	3,169	10,895	14,064	—
Debentures (6) (10)	2016	CDI + 1.30%	R$	21,042	72,304	93,346	—
Debentures (6) (10)	2016	CDI + 1.30%	R$	39,890	136,996	176,886	—
BNDES (11)	2033	TJLP + 2.40	R$	—	341,720	341,720	262,420
Debentures (11)	2013	IPCA	R$	69,476	131,357	200,833	182,188
BNDES — Onlending (11)	2033	TJLP	R$	—	400,582	400,582	316,159
BNDES — Principal Subcredit A/B/C/D (10)	2022	Various	R$	21,342	156,231	177,573	365,577
BNDES (12)	2024	TJLP + 2.50	R$	3,054	37,671	40,725	42,119
CEF (13)	2022	TJLP + 3.50	R$	6,825	58,580	65,405	67,128
CEF (14)	2021	TJLP + 3.50	R$	5,591	47,060	52,651	54,157
CEF (15)	2022	TJLP + 3.50	R$	9,160	87,020	96,180	96,601
BNDES (16)	2018	Various	R$	2,070	10,776	12,846	14,147
Syndicate of Banks (16)	2010	CDI + 1.50	R$	9,293	11,480	20,773	27,696
CEF (16)	2016	117.5 of CDI	R$	2,387	8,789	11,176	12,904
Debentures (6) (16)	2017	CDI + 1.6	R$	24,170	811,700	835,870	819,065
BNDES (17)	2016	TJLP + 3.12	R$	27,543	110,435	137,978	158,373
BNDES (18) Cemig Telecom	2017	Various	R$	7,102	45,374	52,476	48,539
Others	2025	Various	R$	13,781	97,952	111,733	74,498
Debt in Brazilian currency				3,814,647	10,071,453	13,886,100	13,035,223
Total, consolidated				3,867,641	10,199,856	14,067,497	13,226,490

(1)                        Interest rates vary:   2.00 to 8.00 % p.a.; six-month Libor plus spread of 0.81 to 0.88% per year.

(2)                        Loan of the holding company;

(3)                        Swaps for exchange of rates were contracted. The following are the rates for the loans and financings taking the swaps into account:  CDI rate + 1.50% p.a.

(4)                       Refers to the senior units of the credit receivables funds. See Explanatory Note 12.

(5)                       Loans, financings and debentures of RME (Light) and Parati.

(6)                       Nominal, unsecured, book-entry debentures not convertible into shares, without preference.

(7)                       Financing of Transchile.

(8)                       Financing of Cachoeirão.

(9)                       Contracts adjusted to present value, as per changes to the Corporate Law made by Law 11638/07.

(10)                 Consolidated loans and financings of the TBE group.

(11)                 Loan contracted by the jointly-controlled subsidiary Madeira Energia.

(12)                 Loan contracted by the jointly-controlled subsidiary Hidrelétrica Pipoca S.A.

(13)                 Loan contracted by the jointly-controlled subsidiary Praia de Morgado S.A.

(14)                 Loan contracted by the jointly-controlled subsidiary Praias de Parajuru S.A.

(15)                 Loan contracted by the jointly-controlled subsidiary VDR S.A.

(16)                 Loan contracted by the jointly-controlled subsidiary Taesa.

(17)                 Loan and financing of Gasmig.

(18)                 Loan arranged by Cemig Telecom — Ativas;

The consolidated composition of loans, by currency and indexor, with the respective amortization, is as follows:

	2011	2012	2013	2014	2015	2016	2017	2018 and later years	Total
Currency
US dollar	18,847	34,394	31,174	5,088	2,274	2,548	2,735	71,100	168,160
Euro	933	3,034	1,644	1,644	1,645	1,645	—	—	10,545
UMBNDES (**)	95	341	340	340	340	339	340	557	2,692
	19,875	37,769	33,158	7,072	4,259	4,532	3,075	71,657	181,397
Indexors
IPCA (Expanded Consumer Price Index)	170,920	62,743	537,118	467,963	645,752	165,472	164,430	—	2,214,398
Ufir (Fiscal Reference Unit) / RGR	18,653	70,748	65,884	66,015	57,619	46,340	37,238	76,724	439,221
Interbank CD (CDI)	1,167,827	3,368,229	1,389,359	1,290,867	598,615	291,995	162,669	—	8,269,561
Eletrobrás Finel internal index	3,180	12,718	11,658	—	—	—	—	—	27,556
URTJ (*)	24,551	124,472	123,577	136,129	125,722	121,385	99,429	892,090	1,647,355
IGP-M inflation index	11,564	2,480	2,541	350,886	1,618	1,373	1,301	53,163	424,926
UMBNDES (**)	7,845	29,439	29,213	29,213	24,874	23,678	10,638	7,205	162,105
Others (IGP-DI, INPC) (***)	3,910	2,632	1,624	1,745	830	214	215	215	11,385
No indexor	91,921	(3,250)	599,014	561	801	423	40	83	689,593
	1,500,371	3,670,211	2,759,988	2,343,379	1,455,831	650,880	475,960	1,029,480	13,886,100
	1,520,246	3,707,980	2,793,146	2,350,451	1,460,090	655,412	479,035	1,101,137	14,067,497

(*)                                  URTJ = Interest Rate Reference Unit.

(**)                            UMBNDES = BNDES Monetary Unit.

(***)                      IGP-DI inflation index = General Price Index — Domestic Availability.

INPC = National Consumer Price Index.

The principal currencies and indexors used for monetary updating of loans and financings had the following variations:

Currency	Change in full-year 2011%	Indexors	Change in full-year 2011%
US dollar	11.30	IGP—M index	4.15
Euro	11.93	IPCA inflation index	5.08
		Finel	0.82
		CDI	8.69
		Selic	8.76

The movement on financings is as follows:

	Consolidated IFRS	Holding company BRGAAP
Balance at December 31, 2010	13,226,490	410,393
Acquisition of subsidiary — initial balance	361,865	—
Loans and financings obtained	1,329,994	—
Monetary and foreign currency (FX) variation	208,214	—
Borrowing costs	(10,230)	—
Amortization of costs of obtaining funding	6,647	—
Financial charges provisioned	1,002,687	29,545
Financial charges paid	(705,384)	(32,665)
Capitalization	(1,328)	—
Adjustment to present value	1,113	—
Amortization of financings	(1,352,571)	(368,397)
Balance at September 30, 2011	14,067,497	38,876

Debentures

The debentures issued by the Company’s subsidiaries and jointly-controlled subsidiaries are non-convertible.

Restrictive covenant clauses

Cemig has contracts for loans and financings with restrictive covenant clauses requiring compliance at the end of each calendar half-year (June 30 and December 31).

Early payment of the promissory notes

On July 27, 2011 the Company advised holders of the promissory notes of the 3rd Issue (single series) that it would unilaterally make early redemption of the entirety of the promissory notes in circulation on August 4, 2011. The Company made payment of the Nominal Unit Value of the Notes, augmented by the remuneration specified in item 1 of the physical Notes, calculated pro rata temporis from the Issue Date up to the Redemption Date.

New funding raised by Cemig D (distribution)

On April 20, 2011, Cemig D raised R$ 410,000 from Banco do Brasil by a Commercial Trade Bill in the amount of R$ 210,000, guaranteed by invoices issued by the Company, and a Commercial Credit Note in the amount of R$ 200,000, with surety from its holding company Companhia Energética de Minas Gerais — Cemig. The obligation carries interest equal to 98.5% of the CDI rate. The funds raised will be used to strengthen working capital and to roll over the company’s debts, and will be settled by 2014. The amount raised by the Trade Bill will be settled in two installments, the first on April 9, 2013 and the second on April 4, 2014. The amount raised by the Credit Note will be settled in a single installment on April 4, 2014.

Issue of debentures by Light Sesa

In May 2011 Light Sesa completed its 7th issue of unsecured non-convertible debentures, in the total amount of R$ 650,000, through a public offer with restricted efforts for placement, in accordance with CVM Instruction 476/09, under the firm guarantee regime.

The debentures were issued on May 2, 2011, and proceeds received on May 5, 2011. They will have remuneration equivalent to 100% of the CDI rate plus a spread of 1.35% per year, which was established by a bookbuilding process, payment of interest six-monthly, and final maturity on May 2, 2016.

In May 2011 Light Energia completed its 1st issue of unsecured non-convertible debentures, in the total amount of R$ 170,000, through a public offer with restricted placement efforts, in the terms of CVM Instruction 476/09, and under the regime of firm guarantee.

The debentures were issued on April 10, 2011, and proceeds received on May 12, 2011. They will have remuneration equivalent to 100% of the CDI rate plus a spread of 1.45% per year, payment of interest six-monthly, and final maturity on April 10, 2016.

Issue of promissory notes of Renova

On August 21, 2011 certain subsidiaries of Renova Energia S.A. issued commercial promissory notes with maturity on February 8, 2012, remunerated at the DI rate plus 1.15% p.a., Plus fees and charges, with the right to early redemption. In guarantee of full payment of all its obligations holders of promissory notes  were given the surety of Renova Energia S.A., a chattel mortgage on the equipment, fiduciary assignment of the rights arising from the concession, chattel mortgage on the shares of the companies, and fiduciary assignment of the leasing contracts. These guarantees are the same ones offered to the Brazilian Development Bank (BNDES) in the financing contract and will be released with its signature. Holders of the promissory notes will be able to activate this right only in the event of noncompliance by Renova with the contractual clauses. The funds raised in this transaction were used as short-term financing of the investments for construction of the wind farm generating plant.

18.                     REGULATORY CHARGES

	Consolidated IFRS
	09/30/2011	12/31/2010
Global Reversion Reserve — RGR	52,573	46,086
Fuel Consumption Account — CCC	68,120	51,438
Energy Development Account — CDE	44,064	35,264
Eletrobrás — Compulsory loan	1,207	1,210
Aneel inspection charge	4,292	3,764
Energy Efficiency	154,791	157,488
Research and Development	208,629	196,191
Energy System Expansion Research	3,306	3,847
National Scientific and Technological Development Fund	6,424	7,704
Alternative Energy Program — Proinfa	2,989	17,755
Emergency capacity charge	54,284	34,071
0.30% additional payment — Law 12111/09	3,706	3,127
	604,385	557,945

Current liabilities	375,126	415,464
Non-current liabilities	229,259	142,481

19.                     EMPLOYEE POST-RETIREMENT BENEFITS

The Forluz Pension Fund (pension and supplementary retirement income plan)

Cemig sponsors a pension plan, administered by Fundação Forluminas de Seguridade Social — FORLUZ (Forluminas Social Security Foundation, or “Forluz”) covering substantially all of its employees. The purpose of the pension plan is to provide the plan’s associates and participants, and their dependents and beneficiaries, with additional financial income to complement their retirement.

On December 31, 2004 the actuarial obligations and plan assets were separated and allocated to the entities of Cemig, Cemig GT and Cemig D, based on their respective numbers of employees as a proportion of the Company’s total workforce.

Forluz makes the following supplementary pension benefit plans available to its participants:

The Mixed Benefits Plan (“Plan B”): This plan operates as a defined-contribution plan at the fund accumulation phase, for retirement benefits for full-time employees. It operates as a defined-benefit plan, providing disability and life insurance benefits, to actively employed participants and for receipt of benefits for time contributed. The sponsors match the basic monthly contributions of the participants. Plan B is the only plan open to enrollment by new participants.

The sponsor contribution to this plan is 27.52% for the portion with defined benefit characteristics, relating to the coverage for disability or death for the active participant, and this is used for amortization of the defined obligation through an actuarial calculation. The remaining 72.48%, relating to the portion of the plan with defined-contribution characteristics, goes to the nominal accounts of the participants and is recognized in the current profit and loss account as and when the Company makes payments, under Personnel expenses

Pension Benefits Balances Plan (“Plan A”): This plan includes all currently employed and assisted participants who elected to migrate from the Company’s previously sponsored defined benefit plan, and are entitled to a benefit proportional to those balances. For actively employed participants, this benefit has been deferred to the retirement date.

Cemig, Cemig GT and Cemig D also maintain, independently of the plans made available by Forluz, payments of part of the life insurance premium for the retirees, and contribute to a health plan and a dental plan for the active employees, retired employee and dependents, administered by Cemig Saúde.

Amortization of deficit in Actuarial Reserves

In this Note the Company demonstrates its actuarial obligations and expenses incurred for purposes of the Retirement Plan, Health Plan, Dental Plan and the Life Insurance Plan in accordance with the standards set out in IAS 19 (Benefits to employees) and an independent actuarial opinion issued as of December 31, 2010.

The Company recognized an obligation payable for past actuarial deficits in the amount of R$ 853,255 on September 30, 2011 (R$ 868,178 on December 31, 2010). This amount was recognized as an obligation payable by Cemig and its subsidiaries Cemig GT and Cemig D, and is being amortized through June 2024, through monthly installments calculated by the fixed-installment system (known as the “Price” Table). After the Third Amendment to the Forluz Agreement, the amounts began to be adjusted only by the IPCA Inflation Index (Amplified National Consumer Price Index) published by the Brazilian Geography and Statistics Institute (IBGE), plus 6% per year.

The post-employment obligation as included in the Company’s consolidated statement of financial position represents the difference between the debt amount as agreed upon with Forluz for amortization of the actuarial obligations and the actuarial liability to the pension fund as calculated by an independent actuary. Because the Company is required to pay this debt even if Forluz has a surplus, the Company recorded the debt in full against stockholders’ equity on the transition date and then recorded the impacts relating to monetary updating and interest in the profit and loss account.

The Braslight Pension Fund

Light is sponsor of Fundação de Seguridade Social Braslight (“Braslight”), a non-profit private pension plan entity whose purpose is to guarantee retirement revenue to Company employees subscribed with the Foundation, and pension revenue to their dependents.

Braslight was instituted in April 1974, and has three plans — A, B and C — implemented in 1975, 1984 and 1998, respectively. About 96% of the active participants that were formerly in plans A and B have migrated to plan C.

Plans A and B are of the defined-benefit type. Plan C is an integrated plan in which the specified benefits (retirement not arising from disability, and the respective pension reversal), during the capitalization phase are treated in a defined-contribution manner, without any link to the INSS, and the risk benefits (health care assistance, retirement for disability, and life insurance benefits), as well as those of continued post-retirement income, once granted, are treated in a defined-benefit manner.

On October 2, 2001, the Private Pension Plans Secretariat approved a resolution with regard to the actuarial deficit and refinancing of the Braslight amortizable pension plan reserve, which were then fully recognized. Based on this resolution, the reserve is being amortized on a straight-line basis through 300 monthly installments, starting in July 2001. The installments are monetarily updated for variations in the IGP-DI inflation index and for 6% interest per year. As of September 30, 2011, the Braslight pension plan reserve totaled R$ 1,035,635 (R$ 1,106,185 on December 31, 2010). The proportion of the reserve, amortization, and related accumulated amortization consolidated into Cemig’s consolidated financial statements on September 30, 2011 was 32.47% of this amount, based on consolidation in proportion to its percentage ownership of Light.

The changes in Net liabilities have been as follows:

	Pension and retirement plans			Life Insurance
Holding company	Forluz	Health Plan	Dental Plan	Plan	Total
Net liabilities on December 31, 2010	42,805	28,029	1,555	23,663	96,052
Expense recognized in the Profit and loss account	3,999	3,324	84	2,919	10,326
Contributions paid	(4,766)	(1,919)	(31)	(547)	(7,263)
Net liabilities on September 30, 2011	42,038	29,434	1,608	26,035	99,115

Current liabilities	3,890	—	—	—	3,890
Non-current liabilities	38,148	29,434	1,608	26,035	95,225

	Pension and retirement plans		Health		Life Insurance	Total
Consolidated	Forluz	Braslight	Plan	Dental Plan	Plan	Forluz
Net liabilities on December 31, 2010	868,178	264,850	553,669	30,132	443,999	2,160,828
Expense recognized in the Profit and loss account	81,148	31,301	51,687	1,044	39,936	205,116
Contributions paid	(96,075)	(25,103)	(38,146)	(605)	(8,880)	(168,809)
Acquisition of stockholding in Light	—	65,267	—	—	—	65,267
Net liabilities on September 30, 2011	853,251	336,315	567,210	30,571	475,055	2,262,402

Current liabilities	78,304	34,035	—	—	—	112,339
Non-current liabilities	774,947	302,280	567,210	30,571	475,055	2,150,063

The amounts recorded as Current refer to the contributions to be made by Cemig in the next 12 months for amortization of the actuarial liabilities.

20.                     PROVISIONS

Cemig and its subsidiaries are party to certain legal proceedings in Brazil arising in the normal course of business, regarding tax, labor, civil and other issues.

Actions in which the company would be debtor

The Company, its subsidiaries and jointly-controlled subsidiaries have made provisions for contingencies for legal actions in which it is considered, on the date of the financial statements, that the existence of an obligation is more likely than not.

Cemig’s management believes that any disbursements in excess of the amounts provisioned, when the respective processes are completed, will not have a material adverse effect on the Company’s results of operations or financial position.

	Consolidated IFRS
	Balance on 12/31/2010	Additions / Updates (—) Reversals	Balance on 09/30/2011
Employment-law cases
Various	114,145	18,275	132,420

Civil cases
Personal damages	42,970	26,526	69,496
Tariff increases	25,715	6,987	32,702
Environmental	3,185	7,050	10,235
Other	70,364	59,818	130,182

Tax matters
Finsocial tax	21,807	250	22,057
PIS and Cofins taxes	1,702	1,078	2,780
ICMS (value added) tax	24,604	9,469	34,073
Social security — INSS	17,788	20,810	38,598
Other	21,347	(18,657)	2,690

Regulatory
Aneel administrative proceedings	27,280	19,630	46,910
Total	370,907	151,236	522,143

	Holding company BRGAAP
	Balance on 12/31/2010	Additions / Updates (—) Reversals	Balance on 09/30/2011
Employment-law matters
Various	57,896	(4,645)	53,251

Civil cases
Personal damages	15,761	17,222	32,983
Tariff increases	13,444	17,006	30,450
Other	51,527	(6,118)	45,409

Tax matters
Finsocial tax	21,807	250	22,057

Regulatory
Aneel administrative proceedings	27,118	(5,199)	21,919
Total	187,553	18,516	206,069

The following are some details relating to the provisions:

(a)          Employment-law matters

The complaints under the labor laws are basically disputes on overtime, additional amounts for dangerous work, property damages and pain and suffering.

(b)   ICMS TAX

Since 1999, Light has been inspected a number of times by the tax authority in the state of Rio de Janeiro in for ICMS value-added tax infringement. The infringement notices received so far and not paid are the subject of contestation in the administrative and legal spheres. Based on review of the infringement notices and on consultations with its legal department, Management believes that only part of the infringement amounts claimed represent a probable risk of loss for which the existence of a present obligation on the date of the financial statements is more likely than not, and this part is provisioned in the amount of R$ 104,938 (R$ 94,400 on December 31, 2010). The proportional part of this obligation attributable to Cemig is R$ 34,073 (R$ 24,604 on December 31, 2010).

(c)   SOCIAL SECURITY SYSTEM

In December 1999 the National Social Security Institute (INSS) issued infringement notices against Light for an alleged joint liability to withhold payments at source on amounts paid for contractor services and the applicable social security contribution to employees’ profit shares.

Light challenged the legality of Law 7787/89, which increased the social security contribution percentage applying to payrolls, arguing that INSS also changed the bases for Social Contribution calculations during the period July to September 1989. The court decided in favor of the company, and as a result, the company has offset its social security contribution amounts payable.

The company assessed the chance of loss, in the actions referred to, as “probable”, and recorded a provision in the amount of R$ 21,438 on September 30, 2011 (R$ 16,562 on December 31, 2010).

(d)   Environmental administrative proceedings

Cemig GT was served an infringement notice by the Minas Gerais State Forests Institute (IEF), alleging that it omitted to take measures to protect the fish population, causing fish deaths, as a result of the flow and operation of the machinery of the Três Marias Hydroelectric Plant. The Company has presented a defense and considers the chances, on the date of the financial statements, of there being a present obligation more likely than not, in the amount of R$ 3,337 on September 30, 2011 (R$ 3,185 on December 31, 2010), which has been duly provisioned.

(e)   Others

Other civil actions are primarily claims for personal damages by individuals, mainly due to accidents allegedly occurring as a result of the Company’s business, and damages as a result of power outages. The provision at September 30, 2011 represents the potential loss on these claims.

Additionally there are legal proceeding of an employment-law, civil and tax nature in progress for which it was assessed as more likely, on the date of the financial statements, that there would not be a resulting financial obligation. These are periodically reviewed, and do not require the constitution of a provision in the Quarterly Information (ITR). The principal cases among these are described below:

(I) Acts of Aneel

Aneel filed a regulatory proceeding against Cemig stating that the company owes R$ 1,001,048 to the federal government (R$ 962,572 on December 31, 2010) as a result of an alleged miscalculation of credits in the amount of the cumulative rate deficit (the CRC, or Results Compensation, Account) applied to reduce amounts owed to the federal government. On October 31, 2002 Aneel issued a final administrative decision against Cemig. On January 9, 2004, the Brazilian Treasury Authority (“Secretaria do Tesouro Nacional”) issued an official collection notice for the amount referred to. Cemig did not make the payment because it believed that it has arguments on the merit for defense in the Courts and, thus, has not constituted a provision for this action. The Company assesses the chances of loss in this action as “possible”.

(II) Social security and tax obligations — indemnity of the “Anuênio” and profit shares.

In 2006 Cemig and its subsidiaries Cemig GT and Cemig D paid indemnities to their employees, totaling R$ 177,686, in exchange for the rights to future payments known as “Anuênios” which would otherwise be incorporated, in the future, into salaries. The Company and its subsidiaries did not make payments of income tax and Social Security contribution in relation to this amount because they considered that these obligations are not applicable to amounts paid as indemnity. However, to avoid the risk of a future fine arising from a different interpretation by the federal tax authority and the National Social Security Institution, the company and its subsidiaries decided to file for orders of Mandamus for permission to pay into Court the potential obligations under this heading, in the amount of R$ 121,834. These are posted in Escrow deposits.

Additionally, the Federal Revenue Service issued an Infringement Notice challenging the non-payment of the social security contributions (employer’s portion) on the “anuênio” amount indemnified, to prevent expiry by lapse of time, in the amount of R$ 17,203.

In September 2006, Cemig received a tax infringement notice from the INSS (National Social Security System) as a result of non-payment of the social security contribution on the amounts paid as profit shares in the period 2000 to 2004, representing a total of

R$ 199,656 (R$ 192,707 on December 31, 2010). The Company has appealed in administrative proceedings against the decision. No provision has been made for any losses. Cemig believes it has arguments of merit for defense, and the chances of loss in this action are assessed as “possible”, but not probable.

(III) ICMS TAX

Cemig was served an infringement notice, as a jointly responsible party, in relation to sales of excess electricity by industrial consumers during the period of electricity rationing, in which the Minas Gerais State Tax Authority demanded payment of the ICMS tax on these transactions, in the amount of R$ 54,262 (R$ 51,159 on December 31, 2010). It was estimated that on the date of the financial statements the chances of loss were “possible”. However, if the Company does have to pay the ICMS tax on these transactions, it can charge consumers the same amount to recover the amount of the tax plus any possible penalty charge.

(IV) Regulatory contingency — CCEE

In an action dating from August 2002, AES Sul Distribuidora has challenged in the courts the criteria for accounting of electricity sale transactions in the wholesale electricity market during the period of rationing. It obtained a judgment in its favor in February 2006, which orders Aneel, working with the CCEE, to comply with the claim by AES Sul and recalculate the settlement of the transactions during the rationing period, leaving out of account Aneel’s Dispatch No. 288/2002. This measure was to be put into effect in the CCEE in November 2008, which would have resulted in an additional disbursement for Cemig, for the expense on purchase of energy in the short-term market, in the CCEE, in the amount of approximately R$ 120,951 (R$ 112,838 on December 31, 2010). On November 9, 2008 the Company obtained an injunction from the Regional Federal Appeal Court suspending the obligatory nature of the requirement to pay into court the amount owed arising from the Special Financial Settlement carried out by the CCEE. Because of the above, no provision was constituted for this dispute, since the Company believes it has arguments on the merit for defense against this claim. The Company assesses the chances of loss in this action as “possible”.

(V) Civil lawsuits — consumers

The company is defendant in legal proceedings challenging the criteria for measurement of amounts to be charged in relation to the contribution for public illumination, in the total amount of R$ 686,467 (R$ 636,723 on December 31, 2010). The Company believes that it has arguments on the merit for defense in this dispute and as a result has not constituted provision for this action. The Company assesses the chances of loss in this action as “possible”.

(VI) Offsetting of tax credits refused

The Federal Revenue Service did not homologate the statement filed by the Company of offsetting of credits for payments made unduly or in excess, in the amount of R$ 377,680, relating to various administrative taxation proceedings on offsetting of federal taxes.

(VII) The Aimorés Hydro Plant Consortium

There is an action for property damages and pain and suffering, allegedly arising from construction of the Dam and Machine Room of the Aimorés Hydroelectric Plant, on the basis that it reduced the population of fish in the Doce River and, consequently, the income of the plaintiffs, who are fishermen in the region. The amount of the contingency is R$ 21,353. The participation of Cemig GT in the consortium is 49%, representing a proportional amount of R$ 10,463.

(VIII) Exclusion of consumers inscribed as low-income

The Federal Public Attorneys’ Office filed a Public Civil Action against Cemig D and Aneel, to avoid exclusion of consumers from classification in the Low-income Residential Tariff Sub-category, requesting an order for Cemig D to pay 200% of the amount paid in excess by consumers.  Judgment was given in favor, with, further, a daily fine of R$ 1 in the event of non-compliance with the judgment. However, Cemig and Aneel appealed against the decision, and await judgment. The amount of the contingency is approximately R$ 119,855.

(IX) Contributions to Social Security

The Federal Revenue Service issued an Infringement Notice demanding contributions for the Social Security System in relation to the business years 2005 and 2006, in the amount of R$ 176,336. Of this amount, the principal components refer to (i) the Revenue Service deciding not to admit the “Food Component of Salary paid in Kind” without inscription in the PAT; due to the unbundling of the Company, the Revenue Service believes that Cemig should have inscribed the unbundled companies in the PAT in 2005 — which in fact took place only in 2008 — and (ii) the employee profit shares (PLR) for 2005 and 2006, paid under a definition of targets and indicators, not declared in the Corporate Income Tax Return (“GFIP”).

(X) Non-payment of ICMS tax on the TUSD charge

The State Finance Department of Minas Gerais issued an infringement notice demanding payment of the ICMS value-added tax on the amounts that comprise the TUSD in the period from August 2005 through September 2010, since the amount of the tax applied was excluded from client electricity bills, in compliance with an interim judgment given by the Judiciary. The amount of the contingency is R$ 217,835.

(XI) Periodic Tariff Review — Neutrality of “Portion A”

The Municipal Association for Protection of the Consumer and the Environment (Amprocom) filed a Class Action against the Company and Aneel, for identification of all the consumers that were damaged in the process of periodic review and annual adjustment of electricity tariffs, in the period from 2002 to 2009; and for repayment, through credits on electricity bills, of the amounts unduly charged, by reason of not taking into consideration the impact of future variation in consumer electricity demand on non-controllable components of cost (“Portion A”), and undue inclusion of these gains in the distributor’s manageable costs (“Portion B”), causing an economic-financial imbalance in the contract. The estimated value of the contingency is R$ 1,030,565.

(XII) Irregularities in consumer metering and/or undue charges

Various consumers are requesting: review of metering of consumption, cancellation of alleged undue charges, with return of 200% of amounts unduly charged, and re-establishment of supply of electricity. The estimated value of the contingency is R$ 32,553.

(XIII) Taxation matters

The tax contingencies recorded by Light Sesa in which the chance of loss has been assessed as “possible” arise from the following: Demand for corporate income tax and the Social Contribution on Net Profit, on profit calculated by the LIR and LOI since 1996; non-homologation of the offsetting for credits of income tax withheld at source on financial investments and on payments of electricity bills made by public bodies; penalty payment for supposed non-compliance with an accessory obligation related to the delivery of electronic files for the calendar years 2003 and 2005; and an infringement notice issued to demand ICMS tax on the amounts of the subsidy for low-income consumers; and ICMS tax on commercial losses of electricity. The total of Cemig’s proportionate share of the contingency for these actions, on September 30, 2011, is R$ 308,189.

Proceedings in which the Company is the plaintiff and success is assessed as Probable

Pasep and Cofins — expansion of the base for tax calculation purposes

The holding company has legal proceedings challenging the fairness of the expansion (by Law 9718 of November 27, 1998) of the taxable basis for calculation of the Pasep and Cofins taxes on financial revenue and other non-operational revenues in the period from 1999 to January 2004. It has obtained a judgment in its favor at first instance. In the event that this action is won in the final instance (i.e. when subject to no further appeal) — and we note that the Federal Supreme Court has ruled on similar proceedings in favor of the taxpayer — the gain to be registered in the Profit and loss account will be R$ 192,996 (R$ 185,906 on December 31, 2010), net of income tax and Social Contribution Tax.

21.       STOCKHOLDER’S EQUITY AND REMUNERATION TO STOCKHOLDERS

The Share Capital of Cemig on September 30, 2011 is R$ 3,412,073, represented by 298,269,668 common shares and 384,144,914 preferred shares all with par value of R$ 5.00.

The Ordinary and Extraordinary General Meetings of Stockholders held on April 29, 2011, decided to distribute R$ 1,196,074 to the stockholders as dividends, comprising the obligatory dividend, of R$ 1,128,988, and complementary dividends of R$ 67,086.

The Company has dividends that will be received from its subsidiaries during 2011 for settlement of its obligations payable, including the dividends referred to above, and its other operational expenses.

Stockholders’ Agreement

On August 1, 2011 the government of the State of Minas Gerais signed a Stockholders’ Agreement with AGC Energia S.A., with BNDES Participações S.A. as consenting party, valid for fifteen years.

The agreement maintains the State of Minas Gerais as sole, sovereign and dominating controlling stockholder of the Company and attributes to AGC Energia only certain prerogatives for the purpose of contributing to continuity of the Company’s sustainable growth, among other provisions.

22.       REVENUES

The Company’s revenue breaks down as follows:

	Consolidated IFRS
	09/30/2011	09/30/2010
Revenue from supply of electricity (a)	12,385,692	11,091,052
Revenue from use of the electricity distribution systems (TUSD)	1,464,781	1,115,336
Revenue from use of the transmission grid (b)	1,121,388	998,398
Construction revenue	964,697	971,168
Other operational revenues (c)	674,845	499,697
Deductions from operational revenues (d)	(5,138,451)	(4,501,406)
Net operational revenue	11,472,952	10,174,245

(a)     Revenue from supply of electricity

This table shows supply of electricity by type of consumer:

	MWh (*)		R$
	09/30/2011	09/30/2010	09/30/2011	09/30/2010
Residential	8,084,461	7,343,299	3,990,704	3,523,840
Industrial	19,448,044	18,149,884	3,229,166	2,949,095
Commercial, services and others	5,209,218	4,558,053	2,230,074	1,999,329
Rural	1,964,539	1,859,940	520,928	472,307
Public authorities	892,066	789,045	389,731	341,066
Public illumination	1,022,971	907,086	262,144	230,045
Public service	1,077,285	1,009,757	312,372	294,838
Subtotal	37,698,584	34,617,064	10,935,119	9,810,520
Own consumption	42,932	39,552	—	—
Low-income subsidy (1)	—	—	63,636	99,486
Unbilled, net	—	—	37,549	(29,057)
	37,741,516	34,656,616	101,185	9,880,949
Wholesale supply to other concession holders (**)	10,500,241	10,098,398	1,180,555	1,093,238
Transactions in energy on the CCEE	4,023,069	3,971,052	150,017	106,054
Sales under the Proinfa program	65,043	39,400	18,816	10,811
Total	52,329,869	48,765,466	12,385,692	11,091,052

(*)	The MWh column includes the Company’s proportion of the total electricity sold by Light.
(**)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and “bilateral contracts” with other agents.
(1)

Revenue recognized arising from the subsidy from Eletrobrás, for the discount given on tariffs charged to low-income consumers. The amounts have been homologated by Aneel and are reimbursed by Eletrobrás.

(b)     Revenue from use of the transmission grid

	Consolidated IFRS
	09/30/2011	09/30/2010
Revenue from use of the basic transmission grid	996,564	921,297
Revenue from system connection	124,824	77,101
	1,121,388	998,398

Tariff increases of electricity transmission concession holders — for the 2011—12 Cycle

On July 1, 2011 Homologating Resolution 1171 of June 28, 2011 was published, by which the regulator, Aneel (Agência Nacional de Energia Elétrica) established the Permitted Annual Revenues (RAPs) which electricity transmission concession holders can charge for making available the facilities of the National Grid and other transmission facilities for the 2011—12 period.

The Company’s transmission concessions basically have the percentage adjustments to these revenue rates specified as indexed to the IGP—M inflation index.

For Cemig GT, the adjustment was 10.40%, comprising 9.77%, the variation in the IGP—M index in the period from June 2010 to May 2011, and a remaining percentage attributable to new works that came into operation in the prior year.

(c)     Other operational revenues

	Consolidated IFRS
	09/30/2011	09/30/2010
Supply of gas	421,989	291,611
Charged service	11,230	12,368
Telecom service	117,186	93,053
Other services	76,325	53,937
Rental and leasing	46,727	46,804
Other	1,388	1,924
	674,845	499,697

(d)              Deductions from operational revenue

	Consolidated IFRS
	09/30/2011	09/30/2010
Taxes on revenue
ICMS tax	2,616,639	2,326,801
Cofins tax	1,105,380	990,182
PIS and Pasep taxes	239,991	215,089
Other	4,061	11,924
	3,966,071	3,543,996
Charges to the consumer
Global Reversion Reserve — RGR	142,438	137,167
Energy Efficiency Program — P.E.E.	31,255	32,917
Energy Development Account — CDE	383,398	317,478
Fuel Consumption Account — CCC	525,687	373,371
Research and Development — P&D	28,808	26,050
National Scientific and Technological Development Fund — FNDCT	25,340	23,079
Energy System Expansion Research — EPE (Mining and Energy Ministry)	12,732	11,911
Emergency Capacity Charge	241	15,235
0.30% additional payment (Law 12111/09)	22,481	20,202
	1,172,380	957,410
	5,138,451	4,501,406

23.                     OPERATIONAL COSTS AND EXPENSES

	Consolidated IFRS		Holding company BRGAAP
Operational costs and expenses (revenues)	09/30/2011	09/30/2010	09/30/2011	09/30/2010
Personnel (a)	897,304	858,094	35,667	29,245
Employees’ and managers’ profit shares	70,749	131,879	2,105	4,477
Post-retirement benefits	92,662	51,745	6,326	4,356
Materials	64,581	89,740	158	282
Outsourced services (b)	721,268	638,594	5,545	7,139
Electricity bought for resale (c)	3,202,886	2,678,541	—	—
Depreciation and amortization	700,562	683,917	262	127
Charges for use of water resources	113,077	113,444	—	—
Provisions (reversals) for operational losses (d)	207,185	173,861	17,986	(101,861)
Charges for the use of the basic transmission grid	608,543	552,682	—	—
Gas purchased for resale	235,785	162,685	—	—
Construction costs	961,988	970,804	—	—
Other operational expenses, net (e)	235,852	287,795	14,107	12,276
	8,112,442	7,393,781	82,156	(43,959)

a)    Personnel costs and expenses

	Consolidated IFRS		Holding company BRGAAP
	09/30/2011	09/30/2010	09/30/2011	09/30/2010
Remuneration and salary-related charges and expenses	821,495	772,385	32,187	22,545
Supplementary pension contributions — defined-contribution plan	45,562	45,058	2,830	2,861
Assistance benefits	91,751	89,732	2,745	2,492
	958,808	907,175	37,762	27,898
The PDV Temporary Voluntary Retirement Program	12,532	21,992	3,579	1,347
(-) Personnel costs transferred to Construction in progress	(74,036)	(71,073)	(5,674)	—
	(61,504)	(49,081)	(2,095)	1,347
	897,304	858,094	35,667	29,245

b)    Outsourced services

	Consolidated IFRS		Holding company BRGAAP
	09/30/2011	09/30/2010	09/30/2011	09/30/2010
Collection / Meter reading / Bill delivery agents	126,174	96,577	—	—
Communication	62,950	51,830	1,364	1,647
Maintenance and conservation of electricity facilities and equipment	139,627	143,094	57	49
Building conservation and cleaning	47,774	33,515	40	29
Contracted labor	37,512	38,462	220	31
Transportation and airfares	8,104	8,230	1,286	1,245
Lodging and meals	14,115	17,314	266	210
Security services	16,144	13,995	—	—
Management consulting	13,006	11,457	328	1,266
Maintenance and conservation of furniture and fixtures	43,822	28,162	51	126
Maintenance and conservation of vehicles	15,563	18,943	24	27
Disconnection and reconnection	41,897	29,173	—	—
Environment	17,927	16,645	—	—
Cleaning of transmission track	24,743	17,273	—	—
Other	111,910	113,924	1,909	2,509
	721,268	638,594	5,545	7,139

(c)    Electricity bought for resale

	Consolidated IFRS
	09/30/2011	09/30/2010
From Itaipu Binacional	668,341	441,113
Spot market	278,521	186,478
Proinfa	149,053	121,015
‘Bilateral contracts’	390,536	314,555
Electricity acquired in Regulated Market auctions	1,493,380	1,758,936
Electricity acquired in the Free Market	468,560	86,512
Credits of Pasep and Cofins taxes	(245,505)	(239,554)
Others	—	9,486
	3,202,886	2,678,541

d)    Operational provisions

	Consolidated IFRS		Holding company BRGAAP
	09/30/2011	09/30/2010	09/30/2011	09/30/2010
Pension plan premiums	8,052	(8,861)	(280)	(395)
Allowance (reversal) for doubtful accounts receivable	103,000	75,709	—	—
Provision for employment-law claims	16,835	(9,335)	—	(11,921)
Provision for Aneel administrative proceedings	19,629	11,037	(5,199)	2,193
Reversal for civil lawsuits — consumers	30,838	(53,442)	2,132	(54,184)
Provision (reversal) for civil lawsuits — tariff increases	18,091	126,273	17,005	(38,711)
Inflationary profit	—	(3,970)	—	(3,970)
Other provisions	10,740	36,450	4,328	5,127
	207,185	173,861	17,986	(101,861)

e)    Other operational expenses, net

	Consolidated IFRS		Holding company BRGAAP
	09/30/2011	09/30/2010	09/30/2011	09/30/2010
Leasings and rentals	62,940	38,641	619	593
Advertising	9,807	21,019	471	87
Own consumption of electricity	15,256	7,960	—	—
Subsidies and donations	19,913	23,766	1,519	2,754
Aneel inspection charge	34,187	33,870	—	—
Licensing charge — TFDR (*)	22,482	27,114	—	—
Concessions for consideration	15,871	16,608	—	—
Taxes and charges (IPTU, IPVA and others)	14,909	16,003	117	222
Insurance	6,154	9,064	630	933
CCEE annual charge	4,842	3,648	3	3
Forluz — Current Administration expense	9,120	7,647	553	464
Net loss on deactivation and disposal of assets	10,744	—	2	—
Other expenses	9,627	82,455	10,193	7,220
	235,852	287,795	14,107	12,276

(*)  TFDR = License Charge for Use or occupation of Land adjoining Highways.

24.                     NET FINANCIAL REVENUE (EXPENSES)

	Consolidated IFRS		Holding company BRGAAP
	09/30/2011	09/30/2010	09/30/2011	09/30/2010
FINANCIAL REVENUES
Interest income from cash investments	313,181	286,287	17,960	34,071
Late charges on electricity bills	108,214	103,108	—	—
Interest and monetary updating on accounts receivable from the Minas Gerais State Government	117,883	111,086	—	—
Foreign exchange variations	8,211	43,517	33	2
Pasep and Cofins taxes on financial revenues	(27,803)	(26,254)	(27,783)	(26,410)
Gains on financial instruments	16,338	—	—	—
Adjustment to present value	3,926	14,298	—	—
FIDC revenues	—	—	42,061	40,410
Monetary updating on taxes offsetable	71,144	79,611	—	5,129
Other	32,766	40,966	8,424	7,817
	643,860	652,619	40,695	61,019
FINANCIAL EXPENSES
Interest on loans and financings	(1,025,697)	(791,696)	(29,545)	(5,361)
Foreign exchange variations	(18,674)	(24,493)	(8)	(101)
Monetary updating — loans and financings	(112,200)	(82,228)	—	—
Monetary updating — paid concessions	(17,275)	(29,416)	—	—
Adjustment to present value	(4,980)	(547)	—	—
Losses on financial instruments	—	(6,956)	—	—
Charges and monetary updating on Post-employment obligations	(81,154)	(70,572)	(4,000)	(3,482)
Amortization of goodwill premium /discount on investments	(67,098)	(47,714)	(40,599)	(35,286)
Other	(149,789)	(122,451)	(8,841)	(2,296)
	(1,476,867)	(1,176,073)	(82,993)	(46,526)
NET FINANCIAL REVENUE (EXPENSES)	(833,007)	(523,454)	(42,298)	14,493

The Pasep and Cofins expenses apply to Interest on Equity.

25.                     RELATED PARTY TRANSACTIONS

The principal balances and transactions with related parties of Cemig and its subsidiaries are:

	Holding company and consolidated
	ASSETS		LIABILITIES		REVENUES		EXPENSES
COMPANIES	09/30/2011	12/31/2010	09/30/2011	12/31/2010	09/30/2011	09/30/2010	09/30/2011	09/30/2011
Cemig D
Current
Affiliates and subsidiaries / Parent company	—	—	3,761	3,328	—	—	—	—
Interest on Equity, and dividends, paid	90,250	50,842	—	—	—	—	—	—
Non-current
Affiliates and subsidiaries / Parent company	4,622	4,622	—	—	—	—	—	—

Cemig GT
Current
Affiliates and subsidiaries / Parent company	—	—	2,753	2,682	—	—	—	—
Interest on Equity, and dividends, paid	370,410	46,819	—	—	—	—	—	—
Non-current
Affiliates and subsidiaries / Parent company	5,366	5,366	—	—	—	—	—	—

Light
Current
Interest on Equity, and dividends, paid	—	35,487	—	—	—	—	—	—
Others	—	—	3	—	—	—	—	—

Minas Gerais State government
Current
Consumers and traders (1)	8,549	8,619	—	—	66,060	63,495	—	—
Recoverable taxes — ICMS (2)	264,828	202,523	345,187	270,202	(2,616,639)	(2,326,801)	—	—
Accounts receivable from Minas Gerais state gov. — CRC (3)	1,788,353	1,837,088	—	—	75,822	70,676	—	—
Non-current
Recoverable taxes — ICMS (4)	114,010	69,653		—	—	—	—	—
Consumers and traders (4)	25,016	39,893		—	—	—	—	—
Interest on Equity, and dividends, paid	—	—	125,713	251,426	—	—	—	—
Debentures (5)	—	—	45,535	37,083	—	—	(8,452)	(3,422)
Receivables fund (6)	—	—	795,358	890,517	—	—	—	—
Financings — Minas Gerais Development Bank (7)	—	—	15,172	15,870	—	—	—	—

Forluz
Current
Post-employment obligations (8)	—	—	112,339	99,220	—	—	(92,662)	(51,745)
Personnel (9)	—	—	—	—	—	—	(45,562)	(45,058)
Current administration expense (10)	—	—	—	—	—	—	(9,120)	(7,647)
Others	—	—	20,200	62,640	—	—	(431)	(419)
Non-current
Post-employment obligations (8)	—	—	2,150,063	2,061,608	—	—	—	—

Andrade Gutierrez S.A.
Current
Light for Everyone (Luz para Todos) Program	—	—	1	3,352	—	—	—	—
Non-current
Light for Everyone (Luz para Todos) Program	—	3,449	1,628	883	—	—	—	—

Others
Current
Interest on Equity	113,669	97,258	—	—	—	—	—	—
Affiliates and subsidiaries / Parent company	—	—	776	677	—	—	—	—
Others	74	—	41	—	—	—	—	—
Non-current
Affiliates and subsidiaries / Parent company	24,417	2,877	—	—	—	—	—	—

Main material comments on the above transactions:

(1)

Refers to sale of energy to the government of the State of Minas Gerais — these transactions are made on terms equivalent to those that prevail in transactions with independent parties, considering that the price of the electricity is that defined by Aneel through a resolution referring to the company’s annual tariff adjustment.

(2)

The transactions in ICMS tax posted in the Quarterly Information refer to transactions for sale of electricity and are carried out in conformity with the specific legislation of the State of Minas Gerais.

(3)	Injection of the credits of the CRC into a Receivables Fund, in senior and subordinated units. For more information please see Explanatory Note 10.
(4)

A large portion of the amount refers to renegotiation of a debit originating from the sale of energy to Copasa, with payment scheduled up to September 2012, and financial updating by the IGP—M inflation index + 0.5%/month.

(5)

Private issue of non-convertible debentures for R$ 120,000, updated by the IGP—M inflation index, for completion of the Irapé hydroelectric plant, with redemption after 25 years from the issue date. The amount at December 31, 2009 was adjusted to present value.

(6)

Senior units owned by third parties, in the amount of R$ 900,000, being amortized in 20 half-yearly installments, from June 2006, with monetary updating by the CDI rate plus interest of 1.7% p.a.  For more information please see Explanatory Note 10.

(7)

Financings of the subsidiaries Transudeste and Transirapé, with maturity in 2019 (TJLP long-term interest rate + 4. 5 p.a. and UMBndes 4.54% p.a.), and of Transleste, in 2017 and 2025 (rates 5% p.a. and 10% p. a.).

(8)

Some of the contracts of Forluz are adjusted by the IPCA (Expanded Consumer Price) Inflation Index of the IBGE (Brazilian Geography and Statistics Institute), and others are adjusted based on the Salary Adjustment Index of the employees of Cemig, Cemig GT and Cemig D, excluding productivity factors, plus 6% p.a., with amortization up to 2024.  For more information please see Explanatory Note 19.

(9)

Cemig’s contributions to the Pension Fund related to the employees participating in the Mixed Plan (see Explanatory Note 19), calculated on the monthly remunerations in accordance with the regulations of the Fund.

(10)	Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s total payroll.

Compensation of key management personnel

Total compensation amounts paid to the members of the Board of Directors and the Chief Officers on September 30, 2011 and 2010 were as follows:

	09/30/2011	09/30/2010
Monetary compensation	4,928	3,556
Profit shares	314	576
Post-employment benefits	345	248
Assistance benefits	78	59
Charges and funds associated with compensation payments	1,270	878
Total	6,935	5,317

26.                     FINANCIAL INSTRUMENTS, AND RISK MANAGEMENT

The Company’s Financial Instruments are restricted to the following: Cash and cash equivalents, short-term investments, accounts receivable from consumers and traders, account receivable from the Minas Gerais State Government, financial assets of concessions, loans and financings, obligations under debentures, and currency swaps, in which the gains and losses obtained in the transactions are fully recorded on an accrual basis.

The Company’s financial instruments were recorded at fair value and are classified as follows:

•                  Financial instruments measured at fair value through profit or loss: Short-term cash investments; and derivative investments (as mentioned in item “b”). At each reporting date, these items are valued at fair value, and the gains or losses are recognized directly in the Profit and loss account.

•                  Loans and receivables: In this category are: Cash and cash equivalents (except financial investments), Receivables from consumers and traders; Concession holders — Transport of Electricity; Financial assets of the concession, and Credits from the Minas Gerais State government.    These assets are stated at their nominal realization value, which approximate to their fair values — given their short-term maturities.

•                  Loans and financings, and Obligations under debentures: These are measured at the amortized cost using the effective interest rates method.

•                  Financial instruments — Derivatives: These are valued at fair value and the gains or losses are recognized directly in the Profit and loss account.

	09/30/2011		12/31/2010
Financial instruments by type	Book value	Fair value	Book value	Fair value
Financial assets:
Loans and receivables
Cash and banks	129,422	129,422	94,605	94,605
Receivable from consumers and traders	2,636,278	2,636,278	2,358,292	2,758,848
Concession holders — transport of energy	412,682	412,682	400,556	400,556
Linked deposits	1,299,836	1,299,836	1,027,206	1,027,206
Account receivable from the Minas Gerais State Government	1,788,353	1,788,353	1,837,088	1,837,088
Financial assets of the concession	8,178,802	8,178,802	7,941,088	7,941,088
Derivative instruments	338	338	—	—
	14,445,711	14,445,711	13,658,835	14,059,391
Measured at fair value through profit or loss:
Held for trading
Cash equivalents — Financial investments	3,722,202	3,722,202	2,885,088	2,885,088
Securities — short-term investments	89,341	89,341	321,858	321,858
	3,811,543	3,811,543	3,206,946	3,206,946
Financial liabilities:
Valued at cost less amortization (loans and receivables):
Suppliers	1,232,594	1,232,594	1,138,350	1,138,350
Loans, financings and debentures	14,067,497	14,067,497	13,226,490	13,226,490
	15,300,091	15,300,091	14,364,840	14,364,840
Measured at fair value through profit or loss:
Derivative instruments	26,143	26,143	69,271	69,271
	15,326,234	15,326,234	14,434,111	14,434,111

a) Risk management

Corporate risk management is a management tool that is part of Corporate Governance practices and aligned with the planning process in setting the Company’s strategic business objectives.

The Company has a Financial Risks Management Committee, the purpose of which is to implement guidelines and monitor the financial risk of transactions that could negatively affect the Company’s liquidity or profitability, recommending hedge protection strategies to control the company’s exposure to foreign exchange rate risk, interest rate risk and inflation risks. These protection strategies are in accordance with the Company’s overall strategy.

One of the most important objectives of the Financial Risks Management Committee is to analyze an economic scenario as published by a firm of external consultants and to provide reasonable predictability to management with regard to the Company’s cash flow and financial position for a maximum future period of 12 months.

The principal risks to which the Company is exposed are as follows:

Exchange rate risk

Cemig and its jointly-controlled subsidiaries are exposed to market risk from adverse changes in foreign currency rates, primarily the US dollar and Euro against the Brazilian Real, which would affect our indebtedness, profit and cash flow. To reduce its exposure to adverse changes in foreign currency rates, on September 30, 2011 and December 31, 2010, Cemig had certain hedge contracts, which are described in more detail in item “b”.

The net exposure to exchange rates is as follows:

	Consolidated and Holding company
Exchange rates exposure	09/30/2011	12/31/2010
US dollar
Financings	168,160	175,963
(+/-) Contracted derivative instruments	(32,887)	(45,426)
	135,273	130,537
Other currencies
Financings — Euro	10,545	12,626
Others	2,692	2,675
	13,237	15,301
Net liabilities exposed to interest rate risk	148,510	145,838

Derivative exposure sensitivity analysis

The Company estimates that, in a probable scenario, the exchange rates of foreign currencies against the Brazilian Real on September 30, 2012 will depreciate: by 9.16% for the dollar (to R$ 1.684/US$) and by -8.80% for the euro (to R$ 2.274/euro). The Company has made a sensitivity analysis to demonstrate the adverse financial effects which would occur in scenarios assuming an additional 25% and 50% increase in the Selic rate, compared to the variation assumed in the “Probable” scenario — designating these alternative scenarios as “Possible” and “Remote”, respectively.

Foreign exchange rate exposure	Base scenario 09/30/2011	“Probable” scenario	“Possible” scenario: Foreign currency appreciation of 25%	“Remote” scenario: Foreign currency appreciation of 50%
US dollar
Financings	168,160	152,750	210,200	252,240
(-) Contracted derivative instruments	(32,887)	(29,873)	(41,109)	(49,331)
	135,273	122,877	169,091	202,909
Other currencies
Financings
Euro	10,545	9,617	13,181	15,818
Others	2,692	2,455	3,365	4,038
	13,237	12,072	16,546	19,856
Net liabilities exposed to exchange rate risk	148,510	134,949	185,637	222,765
Net effect of exchange rate depreciation		13,561	(37,127)	(74,255)

Interest rate risk

Cemig and its jointly-controlled subsidiaries are exposed to the risk of increase in international interest rates, affecting Loans and financings in foreign currency with floating interest rates (principally Libor), in the amount of R$ 65,051 at September 30, 2011 (R$ 58,905 on December 31, 2010).

The table below demonstrates the Company’s net assets and liabilities exposed to a risk of increase in domestic Brazilian interest rates (variation in the Selic and CDI rates):

	Consolidated IFRS
Exposure to Brazilian interest rate changes	09/30/2011	12/31/2010
Assets
Cash and cash equivalents (Note 4)	3,722,202	2,885,088
Securities (Note 5)	89,341	321,858
	3,811,543	3,206,946
Liabilities
Financings (Note 17)	(8,269,561)	(7,655,139)
Contracted derivative instruments for interest rates	(600,000)	—
Contracted derivative instruments for exchange rates	(32,887)	(45,426)
	(8,902,448)	(7,700,565)
Net liabilities exposed to interest rate risk	(5,090,905)	(4,493,619)

Derivative exposure sensitivity analysis

The Company estimates that, under a “Probable” scenario, the Selic rate on September 30, 2012 will be 10.00%. The Company has performed a sensitivity analysis to demonstrate the adverse financial effects which would occur in scenarios assuming an additional 25% and 50% increase in the Selic rate compared to the “Probable” scenario — considering these alternative scenarios, respectively, as “possible” and “remote”. Variation in the CDI rate accompanies the variation in the Selic rate.

The following scenarios are demonstrated in conformity with the Company’s basic, optimistic and pessimistic scenarios, as described in the Company’s Hedging Policy.

	09/30/2011	By September 30, 2012
Risk: Increase in Brazilian domestic interest rates	Base scenario: Selic 12.00%	“Probable” scenario: Selic 10.00%	“Possible” scenario: Selic 12.50%	“Remote” scenario:Selic 15.00%
Assets
Cash and cash equivalents (Note 4)	3,722,202	4,094,422	4,187,477	4,280,532
Securities (Note 5)	89,341	98,275	100,509	102,742
	3,811,543	4,192,697	4,287,986	4,383,274
Liabilities
Financings (Note 17)	(8,269,561)	(9,096,517)	(9,303,256)	(9,509,995)
+/- Contracted derivative instruments	(600,000)	(657,600)	(672,000)	(686,400)
Contracted derivative instruments for exchange rates	(32,887)	(36,176)	(36,998)	(37,820)
	(8,902,448)	(9,790,293)	(10,012,254)	(10,234,215)
Net liabilities exposed to interest rate risk	(5,090,905)	(5,597,596)	(5,724,268)	(5,950,941)
Net effect of the variation in the Selic rate		(506,691)	(633,363)	(760,036)

Credit risk

The risk for Cemig of losses on doubtful receivables is considered to be low. The Company carries out monitoring for the purpose of reducing default, on an individual basis, with its consumers. Negotiations are also entered into for receipt of any receivables in arrears.

In relation to the risk of losses resulting from insolvency of the financial institutions at which the Company has checking accounts, deposit accounts or investment accounts, a Cash Investment Policy was approved, and has been in force since 2004, in which each institution is analyzed according to criteria of current liquidity, degree of leverage, degree of default, profitability, and costs, and also analysis by three financial risk rating agencies. The institutions receive maximum limits of allocation of funds, and these are reviewed, both periodically and also in the event of any change in the macroeconomic scenarios of the Brazilian economy.

Energy scarcity risk

The electricity sold is generated, substantially, by hydroelectric power plants. A prolonged period of scarcity of rainfall could result in reduction of the volume of water in the reservoirs of the generation plants, limiting recovery of their volume, and resulting in losses as a result of increased costs for acquisition of energy, or reduction of revenues in the event of adoption of another rationing program, like the one put in place in 2001.

Risk of non-renewal of concessions

The Company holds concessions for commercial operation of generation, transmission and distribution services, and its Management expects that the concessions will be renewed by the regulatory bodies, Aneel and/or the Mining and Energy Ministry. If the regulatory bodies do not grant the Company renewal rights for these concessions, or if they decide to renew the Company’s concessions under conditions which would impose additional costs (“concessions for consideration”), or if they set a price ceiling for energy sales, the future levels of profitability and operational activity could be adversely affected when compared to those experienced in prior years.

The Company has not suffered any significant adverse impacts resulting from events related to the risks relating to concession renewals as described above.

Liquidity risk

Cemig has sufficient cash flow to cover its short-term requirements and for its requirements for capital acquisitions and investments.

Also, just as important as the quality of the business’s operational cash flow is the Company’s liquidity risk management, which is performed using a group of methodologies, procedures and instruments that are aligned with the complexity of the business and are applied in permanent control of the financial processes, so as to guarantee appropriate risk management.

Even though the Company’s corporate risk management structure is decentralized and matrix-based, the monitoring process that governs this structure is performed by the Company’s Corporate Risk Management Unit, which generates material information with an overall perspective. This structure enables the corporate risk management process to interact with and consult other management groups such as the Corporate Governance Committee, the Budget Prioritization Committee, the Energy Risks Management Committee, the Insurable Risks Committee, the Control and Management Committee, and the Financial Risks Management Committee. The structure also provides measures to perform internal auditing functions and to ensure compliance with the laws as set out under Sarbanes-Oxley.

The Financial Risk Management Committee, in particular, has as its purpose the implementation of directives to control the financial risk of transactions that could compromise the Company’s liquidity and profitability.

From an operational perspective, Cemig adopts rigid and conservative principles in managing its cash flows, and indeed establishes financial covenants in its by-laws, which are more restrictive than those contained in the financing contracts, establishing minimum requirements for Net current assets for each one of its subsidiaries, stipulated at 5% of Ebitda.

In its liquidity risk management, Cemig performs continuous, conservative monitoring of its cash flows from a budget-based perspective. Each month, the Company prepares both a 12-month forecast of the monthly activity for each subsidiary, and a 180-day forecast of the daily activity for each subsidiary in order to monitor its liquidity.

In accordance with the Company’s Cash Investment Policy, short-term investments must comply with certain conservative investing principles. No more than 20% of the Company’s total funds invested can be invested in exclusive private credit investment funds, without market risk. The rest of the Company’s investment portfolio must be invested directly in bank certificates of deposit (CDBs) or other investment transactions which earn interest at the CDI rate.

In managing cash investments, the Company seeks to obtain profitability on its investment transactions through rigid analysis of financial institutions’ credit, in accordance with the Company’s Cash Investment Policy, based on assessments of the financial institutions’ ratings, risk exposures and equity position. It also seeks greater returns on investments by strategically investing in securities with longer investment maturities, while bearing in mind the Company’s minimum liquidity control requirements.

b) Financial instruments — Derivatives

The Company uses derivative financial instruments to protect its operations from exchange rate risk. Derivative financial instruments are not used for speculative purposes.

The principal amounts of derivative instruments are not presented in the balance sheet, since they refer to transactions that do not require cash principal payments to be made. As such, only the gains or losses related to these instruments are actually recorded. On September 30, 2010 the net result of the gains and losses on derivative instruments was a gain, of R$ 16,338, compared to loss of R$ 6,956 on September 31, 2010. Both were recorded in Financial revenue (expenses).

The Company has a Financial Risks Management Committee, which was created to monitor the financial risks in relation to volatility and trends of inflation indices, exchange rates and interest rates that affect its financial transactions and which could adversely affect the Company’s liquidity and profitability. This Committee aims, when implementing Action Plans, to set Guidelines for proactive operation in the environment of its financial risks.

Calculation of Fair Value of financial positions

The fair value of cash investments has been calculated taking into consideration the market values of each security, or market information available to perform such a calculation, and the future interest rates and foreign exchange rates applying to the Company’s securities. The market value of the security represents its value at maturity, discounted to present value using the factor obtained from the market yield curve in Reais.

This table shows the derivative instruments contracted by the subsidiaries Cemig Distribuição and Madeira Energia on September 30, 2011.

								Unrealized loss				Accumulated effect
				Value of principal contracted				Amount according to contract		Fair value		Amount received	Amount paid

Receivable by the Company	Payable by the Company	Maturity period	Trading market	09/30/2011		12/31/2010		09/30/2011	12/31/2010	09/30/2011	12/31/2010	09/30/2011	30/06/2011
Cemig Distribuição SA
US$ + rate (5.58% p.a. to 7.14% p.a.)	R$: 100% of CDI rate + from 1 5% p.a. to 3.01% p.a.	From April 2009 to June 2013	Over-the-counter	US$	17,742	US$	27,263	(47,938)	(69,366)	(47,473)	(70,565)	—	(27,366)
Rate of 11.47% p.a.	96% of CDI rate	Maturity on May 10, 2013	Over-the-counter	R$	600,000		—	6,411	—	21,329	—	—	—

Cemig Geração e Transmissão SA
R$: 106.00% of CDI rate	R$or US$: greater of 48.00% of CDI rate or monthly FX variation	In April 2010	Over-the-counter		—	R$	75,000	—	100	—	100	—	—

Madeira Energia SA
R$: IGP-M	R$: 5.86% Fixed rate	In December, 2012	Over-the-counter	R$	120,000	R$	120,000	1,881	2,235	1,881	2,235	995	—
Euro	Future price variation of Euro	In February 2012	Options	R$	2,375	R$	2,375	41	44	41	44	—	—
								(39,605)	(66,987)	(24,222)	(68,186)	995	(27,366)

Cemig D and Madeira Energia hold these contracted foreign exchange hedge and swap derivative instruments with Banco Santander—ABN.

Derivative exposure sensitivity analysis

The derivative instrument described above shows that the Company is exposed to variation in the CDI rate, which is directly related to the Selic rate. The Company has made a sensitivity analysis to demonstrate the adverse financial effects which would occur in scenarios assuming an additional 25% and 50% increase in the Selic rate compared to the 10.00% increase assumed in the “probable” scenario. The Company has designated these alternative Selic rate increase scenarios as “Possible” and “Remote,” respectively.

a)              Risk: of CDI rate differing from the Base Scenario

	Base scenario : 09/30/2011 12.00%	“Probable” scenario 10.00%	“Possible” scenario 12.50%	“Remote” scenario 15.00%
Risk: Increase in Brazilian domestic interest rates
Contracts updated at 100.00% of CDI rate	32,887	36,176	36,998	37,820
Net effect of the variation in the CDI rate		(3,289)	(4,111)	(4,933)

Risk: Increase in US$ exchange rate
Contracts updated at 100.00% of CDI rate	32,887	29,873	41,109	49,331
Net effect of variation of US$		3,014	(8,222)	(16,444)

Net effect		(6,303)	4,111	15,511

b)             Risk of variation in the CDI rate in relation to the fixed rate of 11.47% p.a.

	Base scenario 09/30/2011	“Probable” scenario	“Possible” scenario	“Remote” scenario
Risk: Increase in Brazilian domestic interest rates
Contracts updated at 100.00% of CDI rate	600,000	657,600	672,000	686,400
Net effect of the variation in the CDI rate		(57,600)	(72,000)	(86,400)

Risk — Fixed interest rate
Contracts updated at 11.47% p.a.	600,000	668,820	668,820	668,820
Net effect of variation of US$		(68,820)	(68,820)	(68,820)

Net effect		11,220	(3,180)	(17,580)

Value and type of margin guarantees

The Company does not make margin deposits for derivative instruments.

c) Capital management

This table gives the ratio of net debt to adjusted capital:

	09/30/2011	12/31/2010
Total liabilities	23,821,064	22,079,701
Cash and cash equivalents	(3,851,624)	(2,979,693)
Net debt	19,969,440	19,100,008

Total stockholders’ equity	13,119,246	11,476,133
Accumulated amounts in equity related to cash flow hedges	(3,437)	772
Adjusted Capital	13,115,809	11,476,905
Net debt / Adjusted Capital	1.52	1.66

27.                     FAIR VALUE MEASUREMENTS

The Company measures its financial assets and liabilities at fair value. Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. To increase consistency and comparability, the fair value hierarchy prioritizes the inputs used in measuring into three broad levels as follows:

•                  Level 1.  Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•                  Level 2. Inputs, other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•                  Level 3. Unobservable inputs for which there is little or no market data, which require the reporting entity to develop its own assumptions.

This is a summary of the instruments that are measured at fair value:

		Fair value at September 30, 2011
Item	Balance at September 30, 2011	Active market - quoted price (Level 1)	No active market - Valuation technique (Level 2)	No active market - Equity security (Level 3)
Assets
Cash equivalents
Bank certificates of deposit	3,362,753	—	3,362,753	—
Treasury Financial Notes (LFTs)	73,916	73,916	—	—
Treasury Notes	10,632	10,632	—	—
Securities
Bank certificates of deposit	89,341	—	89,341	—
Liabilities
Swap contracts	26,143	—	26,143	—

Calculation of Fair Value of financial positions

a) Cash Equivalents and short-term investments: The fair value of cash equivalents is calculated taking into consideration the market prices of the security, or market information that makes such calculation possible, the future fixed-income market, and the FX rates applicable to similar securities. The market value of the security corresponds to its maturity value discounted to present value using the risk-free interest rate by the discount factor obtained from the market yield curve in Reais.

b) Swap contracts: The criterion for marking derivative instruments to market consists of establishing the present value of a transaction contracted in the past in such a way that its replacement provides the same results as a new transaction. Swaps are priced by calculating the difference between the market values of each one of their end points, adjusted by their indexor. A swap contract based on the CDI (Interbank Certificate of Deposit) rate is priced as calculated from the start date of the transaction up to the specified future date, considering the future forecast for this index or made by the market on the date of measurement. Pricing of the dollar side of the swap is adjusted by the variation in the exchange rate, using a future expectation and an embedded risk premium.

28.                    STATEMENTS OF ADDED VALUE (DVAs)

In accordance with a requirement applied by the CVM to listed companies, and with the status of additional information for the purposes of IFRS, the Company has prepared individual and consolidated statements of added value.

These statements, which are based on macroeconomic concepts, seek to present the contribution made by the Group to GDP by calculation of the respective amounts of added value both added by the Group and received by other entities, and the distribution of these amounts to their employees, spheres of government, parties leasing assets, creditors under loans, financings and debt securities, controlling and non-controlling stockholders, and other remunerations that constitute transfer of wealth to third parties. The said added value represents the overall wealth created by the Group, measured by the revenues from sales of goods and services provided, less the respective inputs acquired from third parties, also including the added value produced by third parties and transferred to the entity.

29.                     SUBSEQUENT EVENTS

a)              Capital increase in Madeira Energia S.A.

Madeira Energia S.A., a jointly-controlled subsidiary of Cemig GT (Cemig Geração e Transmissão), in an Extraordinary General Meeting of Stockholders on October 18, 2011, approved an increase in the Company’s capital through issue of 507,000,000 (five hundred and seven million) new common shares, nominal and without par value, for issue price of R$ 1.00 (one Real) each, totaling R$ 507,000. The shares issued were subscribed in full by the existing stockholders, in proportion to their holdings, and fully paid-up on October 25, 2011.  After the capital increase the share capital of Madeira, totally subscribed and paid-up, was R$ 2,181,100, divided into 2,181,100,000 (two billion one hundred eighty one million one hundred thousand) nominal common shares without par value.

b)              Acquisition of Norte Energia S.A.

In October 2011 the Boards of Directors of Cemig (Companhia Energética de Minas Gerais) and Light S.A. (“Light”) approved acquisition of 9.77% of the share capital of Norte Energia S.A., the company that owns the concession to build and operate the Belo Monte Hydroelectric Plant. The acquisition is being made by Amazônia Energia, a company in which Light holds 51% of the common (ON) shares and Cemig GT holds 49% of the ON shares and 100% of the preferred (PN) shares. The total price to be paid for the acquisition of the shares in NESA is R$ 118,691, and refers to reimbursement of the total amount injected into the company by the vendors, updated by the IPCA index to October 26, 2011.

c)              Issue of Promissory Notes by Taesa

A meeting of the Board of Directors of Taesa on October 4, 2011 and an Extraordinary General Meeting of its Stockholders on October 10, 2011, approved the fourth issue of Commercial Promissory Notes (in a single series) by Taesa, with nominal unit value of R$ 5,000, totaling, on the issue date, up to R$ 1,400,000, for public distribution, with restricted placement efforts, in the terms of CVM Instruction 476, under the regime of firm guarantee of placement. The proceeds will be used for acquisition, by the Company, of assets belonging to the Abengoa Group, and to strengthen the Company’s cash position, and, if necessary, to pre-pay debts of subsidiary companies.

d)              Early settlement of the CRC Contract

On November 9, 2011 the Company informed its stockholders and the market in general that it is in talks with the Government of the State of Minas Gerais directed toward the possibility of early settlement of the “CRC Account” — the “Results Compensation Account” or Contrato de Cessão de Crédito do Saldo Remanescente da Conta de Resultados a Compensar.  The negotiation which is in progress, when concluded, will also be submitted for approval to the competent regulatory bodies.

e)              Tariff Adjustment — Light

On November 1, 2011, at a public meeting of its Council, Aneel approved the result of the 2011 Tariff Adjustment for Light SESA. The result homologated by Aneel was for an upward adjustment of 6.57%, made up of two components: (i) A structural element, resulting in an increase of 7.21%, comprising the non-manageable (Portion A) costs; and the manageable (Portion B) costs; and (ii) the financial element, of —0.64%, which will be in effect until October 2012. Removing the financial component present in the existing tariffs of Light in effect up to that date, of —1.33%, the proposal represents an average tariff increase for final consumers of 7.82%. A highlight is that the variation in Portion A costs (Generation, Transmission and Sector Charges), of 7.33%, was influenced by the high variation in Sector Charges, of 21.36% in the period. Among these (Sector Charges) the highlight is the Global Reversion Reserve (RGR), which was increased by 1,688.95%, due to its extension until 2035 by Law 12431/2011. Another charge with a significant change was the System Service Charge (ESS), which increased by 19.66% due to costs associated with the dispatch of thermal plants out of their normal merit priority order, due to electricity security as determined by Electricity Sector Monitoring Committee (CMSE).

30.                     FINANCIAL STATEMENTS SEPARATED BY COMPANY, AT SEPTEMBER 30, 2011

ITEM	HOLDING	CEMIG - GT	CEMIG-D	LIGHT	ETEP, ENTE, ERTE, EATE,	GASMIG	CEMIG TELECOM	SÁ CARVALH	ROSAL	OTHERS	ELIMINATIONS AND	TOTAL

ASSETS	14,303,504	15,537,842	11,074,880	2,699,947	1,309,328	887,767	409,480	189,417	151,299	1,458,662	(11,081,816)	36,940,310
Cash and cash equivalents	99,372	2,281,724	951,885	114,970	18,678	79,505	76,306	15,697	11,736	201,751	—	3,851,624
Accounts receivable	—	655,530	1,911,446	404,387	40,003	164,279	—	10,474	3,470	128,185	(178,467)	3,139,307
Securities – short-term investments	—	80,477	—	6,242	—	—	—	—	—	1,622	—	89,341
Taxes	458,761	1,025,573	1,373,784	318,264	12,679	76,766	37,862	3,075	178	92,507	—	3,399,449
Other assets	1,854,283	268,214	1,347,682	155,363	50,734	29,525	26,970	4,294	68	74,617	156,163	3,967,913
Investments/ PP&E / Intangible / Financial assets of concession	11,891,088	11,226,324	5,490,083	1,700,721	1,187,234	537,692	268,342	155,877	135,847	958,980	(11,059,512)	22,492,676

LIABILITIES	14,303,504	15,537,842	11,074,880	2,699,947	1,309,328	887,767	409,480	189,417	151,299	1,458,662	(11,081,816)	36,940,310
Suppliers and supplies	4,623	213,794	816,680	154,359	3,978	37,889	7,311	1,759	1,902	45,650	(55,349)	1,232,596
Loans, financings and debentures	38,876	7,836,784	3,495,527	940,528	410,343	137,978	96,050	—	—	316,053	795,358	14,067,497
Interest on Equity, and dividends, payable	624,563	370,410	90,250	—	9,368	16,268	—	16,310	3,650	69,479	(575,735)	624,563
Post-retirement obligations	99,115	437,462	1,389,511	269,922	—	—	—		—	66,392	—	2,262,402
Taxes	109,481	1,328,611	1,535,414	167,963	108,879	35,181	12,417	45,549	1,516	76,420	—	3,421,431
Other liabilities	307,600	506,234	942,560	300,349	38,945	179,312	8,129	2,094	1,948	109,178	(183,774)	2,212,575
Stockholders’ equity	13,119,246	4,844,547	2,804,938	866,826	737,815	481,139	285,573	123,705	142,283	775,490	(11,062,316)	13,119,246

PROFIT AND LOSS ACCOUNT
Net operational revenue	259	3,370,405	6,123,877	1,336,976	220,560	332,969	93,474	36,385	28,669	275,416	(346,038)	11,472,952
Operational costs and expenses	(82,155)	(1,471,188)	(5,194,720)	(1,171,163)	(33,430)	(267,393)	(76,664)	(9,519)	(8,950)	(152,859)	355,599	(8,112,442)
Electricity bought for resale	—	(428,971)	(2,230,438)	(643,381)	—	—	—	(403)	(354)	(53,819)	154,480	(3,202,886)
Charges for the use of the basic transmission network	—	(179,159)	(497,579)	(90,976)	—	—	—	(4)	(2,077)	(13,808)	175,060	(608,543)
Gas purchased for resale	—	—	—	—	—	(235,785)	—	—	—	—	—	(235,785)
Construction cost	—	(50,784)	(739,349)	(145,144)	(11,070)	—	—	—	—	(15,641)	—	(961,988)
Personnel	(35,667)	(215,575)	(542,052)	(51,697)	(7,147)	(11,877)	(19,954)	(864)	(1,020)	(11,451)	—	(897,304)
Employee profit shares	(2,105)	(16,337)	(51,992)	—	—	—	(80)	(159)	(72)	(4)	—	(70,749)
Post-retirement obligations	(6,326)	(20,838)	(65,498)	—	—	—	—	—	—	—	—	(92,662)
Materials	(158)	(13,411)	(43,840)	(4,753)	357	(949)	(281)	(161)	(155)	(1,230)	—	(64,581)
Services provided by third parties	(5,545)	(101,310)	(486,275)	(79,177)	(11,004)	(3,918)	(15,853)	(1,880)	(1,763)	(26,427)	11,884	(721,268)
Charges for use of water resources	—	(107,768)	—	—	—	—	—	(1,615)	(939)	(2,755)	—	(113,077)
Depreciation and amortization	(262)	(273,806)	(284,224)	(72,443)	(1,929)	(15,373)	(27,426)	(4,090)	(3,229)	(17,780)	—	(700,562)
Operational provisions	(17,986)	(8,637)	(113,208)	(63,596)	—	—	(867)	(13)	976	(3,854)	—	(207,185)
Other expenses, net	(14,106)	(54,592)	(140,265)	(19,996)	(2,637)	509	(12,203)	(330)	(317)	(6,090)	14,175	(235,852)
Operational profit before Equity gains/losses and Finandal revenue/expenses	(81,896)	1,899,217	929,157	165,813	187,130	65,576	16,810	26,866	19,719	122,557	9,561	3,360,510
Net financial revenue (expenses)	(42,298)	(508,523)	(170,380)	(85,860)	(30,549)	4,389	(2,023)	555	952	730	—	(833,007)
Profit before income tax and Social Contribution	(124,194)	1,390,694	758,777	79,953	156,581	69,965	14,787	27,421	20,671	123,287	9,561	2,527,503
Income tax and Social Contribution tax	(68,208)	(401,542)	(224,559)	(25,204)	(26,055)	(22,934)	(7,551)	(9,249)	(1,280)	(34,466)	—	(821,048)
Profit (loss) for the period	(192,402)	989,152	534,218	54,749	130,526	47,031	7,236	18,172	19,391	88,821	9,561	1,706,455

31.                     PROFIT AND LOSS ACCOUNTS SEPARATED BY ACTIVITY, AT SEPTEMBER 30, 2011

	ENERGIA ELÉTRICA
ITEM	GENERATION	TRANSMISSION	DISTRIBUTION	GAS	TELECOMUNICATIONS	OTHER	ELIMINATIONS	TOTAL
NET OPERATIONAL REVENUE	2,773,162	1,023,020	7,572,880	332,969	93,474	33,122	(355,675)	11,472,952

COST OF ELECTRICITY SERVICE
COST OF ELECTRICITY AND GAS
Electricity bought for resale	(429,618)	—	(2,927,748)	—	—	—	154,480	(3,202,886)
Charges for use of transmission system	(195,813)	(146)	(596,835)	—	—	—	184,251	(608,543)
Gas purchased for resale	—	—	—	(235,785)	—	—	—	(235,785)
Total cost of electricity and gas	(625,431)	(146)	(3,524,583)	(235,785)	—	—	338,731	(4,047,214)

OPERATIONAL COSTS AND EXPENSES
Personnel and managers	(113,052)	(111,913)	(598,195)	(11,877)	(19,954)	(42,313)	—	(897,304)
Employees’ profit shares	(11,210)	(5,361)	(51,992)	—	(80)	(2,106)	—	(70,749)
Private pension plan entity	(14,003)	(6,835)	(65,498)	—	—	(6,326)	—	(92,662)
Materials	(7,992)	(6,023)	(48,994)	(949)	(281)	(342)	—	(64,581)
Raw materials and inputs for generation	—	—	—	—	—	—	—	—
Outsourced services	(77,536)	(54,630)	(572,715)	(3,918)	(15,853)	(8,945)	12,329	(721,268)
Depreciation and amortization	(288,952)	(3,458)	(364,953)	(15,373)	(27,426)	(400)	—	(700,562)
Operational provisions	(3,509)	(2,025)	(182,741)	—	(867)	(18,043)	—	(207,185)
Charges for use of water resources	(113,077)	—	—	—	—	—	—	(113,077)
Construction cost	—	(62,763)	(899,225)	—	—	—	—	(961,988)
Other	(34,957)	(25,754)	(163,372)	509	(12,203)	(13,529)	13,454	(235,852)
Total cost of operation	(664,288)	(278,762)	(2,947,685)	(31,608)	(76,664)	(92,004)	25,783	(4,065,228)

TOTAL COST	(1,289,719)	(278,908)	(6,472,268)	(267,393)	(76,664)	(92,004)	364,514	(8,112,442)

Operational profit (loss)	1,483,443	744,112	1,100,612	65,576	16,810	(58,882)	8,839	3,360,510

Net financial revenue (expenses)	(229,242)	(301,905)	(264,677)	4,389	(2,023)	(39,549)	—	(833,007)
Pre-tax profit	1,254,201	442,207	835,935	69,965	14,787	(98,431)	8,839	2,527,503
Income tax and Social Contribution tax	(368,164)	(63,577)	(276,716)	(22,934)	(5,688)	(81,571)	—	(818,650)
Deferred income tax and Social Contribution tax	42,336	(78,374)	26,469	—	(1,863)	9,034	—	(2,398)
PROFIT (LOSS) FOR THE YEAR	928,373	300,256	585,688	47,031	7,236	(170,968)	8,839	1,706,455

ECONOMIC AND FINANCIAL PERFORMANCE — CONSOLIDATED

(A)       The first nine months of 2011 (9M11)

In the first nine months of 2011 (“9M11”) Cemig reported consolidated net profit of R$ 1,706,455, 7.54% more than the profit of  R$ 1,586,850 for the first nine months of 2010 (9M10). The increase mainly reflects the higher revenue due to volume of electricity sold being 7.31% higher year-on-year, in turn mainly due to higher industrial activity and higher sales and trading activity by the Company; and also to Revenue from Use of the electricity Distribution Systems (the TUSD) 31.33% higher, due to the recovery in industrial activity, and migration of captive clients to the Free Market.

Ebitda

(method of calculation not reviewed by external auditors)

Cemig’s Ebitda in 9M11 was 17.22% higher than in 9M10.

Ebitda - R$ ‘000	09/30/2011	09/30/2010	Change, %
Profit for the period	1,706,455	1,586,850	7.54
+ Provision for current and deferred income tax and Social Contribution tax	821,048	670,160	22.52
+/- Net financial revenue (expenses)	833,007	523,454	59.14
+ Depreciation and amortization	700,562	683,917	2.43
= EBITDA	4,061,072	3,464,381	17.22
Non-recurring items:
+ Settlement with Rima Industrial S.A.	—	177,592	—
+ ICMS tax: low-income consumers	—	25,702	—
+ PPD Permanent Voluntary Retirement Program	12,532	21,992	(43.02)
= ADJUSTED EBITDA	4,073,604	3,689,667	10.41

Ebitda

The higher Ebitda in 9M11 than in 9M10 mainly reflects revenue 12.76% higher, partially offset by operational costs and expenses (excluding depreciation and amortization) 10.46% higher.

With the higher operational costs and expenses in 9M11 than in 9M10, Ebitda margin was slightly higher, at 34.05% in 9M11, than in 9M10 (35.40%).

Revenue from supply of electricity

Gross revenue from supply of electricity in 9M11 was R$ 12,385,692, 11.67% more than in 9M10 (R$ 11,091,052).

Final consumers

Revenue from electricity sold to final consumers, excluding the Company’s own consumption, was R$10,935,119 in 9M11, 11.46% more than in 9M10 (R$ 9,810,520). The main factors in this result are:

•                  The volume of energy invoiced to final consumers (excluding Cemig’s own consumption) was 8.90%% higher.

•                  There was a tariff increase for Cemig D with average effect on consumer tariffs of 7.24%, effective April 8, 2011.

•                  There were price adjustments in contracts for sale of electricity to Free Consumers, most of which are indexed to the IGP—M inflation index.

•                  Is spite of these effects, revenue was adversely impacted by effects arising from regulatory assets and liabilities, that were transferred to the tariffs in the periods concerned.

Electricity sold to final consumers (MWh)

(Data not reviewed by external auditors)

	MWh
Consumption by consumer category	3Q11	3Q10	Change %
Residential	8,084,461	7,343,299	10.09
Industrial	19,448,044	18,149,884	7.15
Commercial, services and others	5,209,218	4,558,053	14.29
Rural	1,964,539	1,859,940	5.62
Public authorities	892,066	789,045	13.06
Public illumination	1,022,971	907,086	12.78
Public service	1,077,285	1,009,757	6.69
Total	37,698,584	34,617,064	8.90

Wholesale revenue

The volume of electricity sold to other concession holders in 2011 was 3.98% higher than in 2010, and average price in these sales was 3.85% higher, at R$ 112.43/MWh in 2011, compared to R$ 108.26/MWh in 2010. As a result, revenue from wholesale supply to other concession holders was 7.99% higher year-on-year, at R$ 1,180,555 in 2011, than in 2010 (R$ 1,093,238). Volume of electricity sold to other concession holders in 9M11 totaled 10,500,241 MWh, compared to 10,098,398 in 9M10.

Revenue from use of the electricity distribution systems (TUSD)

Revenue of Cemig D and Light from the TUSD in 9M11 was R$ 1,464,781, 31.33% more than in 9M10 (R$ 1,115,336). This revenue comes from charges made to Free Consumers on energy sold by other agents of the electricity sector, and its increase arises from a higher volume of transport of energy for free consumers, a consequence of the recovery of industrial activity and of migration of captive clients to the free market.

Revenue from use of the transmission grid

Gross revenue from supply of electricity in 9M11 was R$ 1,121,388, 12.32% more than in 9M10 (R$ 998,398).

This revenue is for the transmission capacity of Cemig GT being made available to the national grid, and also from the jointly-controlled transmission subsidiaries, among which we highlight the transmission groups known as TBE and Taesa.

The increase in this revenue in 2011 is mainly due to monetary updating on the transmission assets of Taesa, providing a gain in the Profit and loss account of R$ 177,9811. This updating arises from publication of the updating index for the tariffs of Taesa as from July 2011, an increase of 9.77%.

Deductions from revenue

Gross revenue from supply of electricity in 9M11 was R$ 5,138,451, 14.15% more than in 9M10 (R$ 4,501,406). The main variations in these deductions from revenue between the two years are as follows:

The Fuel Consumption Account — CCC

Gross revenue from supply of electricity in 9M11 was R$ 525,687, 40.79% more than in 9M10 (R$ 373,371). This charge is for the costs of operation of the thermal plants in the national grid and in the isolated systems. It is shared (prorated) between electricity concession holders, on a basis set by an Aneel Resolution.

This is a non-controllable cost: in the distribution activity, the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment. For the portion relating to transmission services the Company merely acts as a channel for the CCC — it charges the amount to Free Consumers on their invoices and passes it on to Eletrobrás. The variation in this cost arises, principally, from the change in the method of calculation of charge, which now makes good the difference between the total cost of generation of electricity in the isolated systems and the average cost of electricity sold in the Regulated Market.

Energy Development Account — CDE

The deduction from revenue for the CCC account in 9M11 was R$ 383,398, 20.76% more than in 9M10 (R$ 317,478). These payments are specified by a Resolution issued by the regulator, Aneel.

This is a non-controllable cost: In the distribution activity, the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment. For the portion related to transmission services the Company merely acts as a channel for the CDE amount, charging it to Free Consumers on their invoices and paying it on to Eletrobrás.

The other deductions from revenue are taxes, calculated as a percentage of amounts invoiced. Hence their variations are substantially proportional to the changes in revenue.

Operational costs and expenses (excluding Financial revenue/expenses)

Operational costs and expenses (excluding net financial revenue/expenses) in 9M11 totaled R$ 8,112,442, an increase of 9.72% compared to the expenses of R$ 7,393,781 in 9M10. This is mainly due to increases in the costs of Electricity bought for resale, and Outsourced services. There is more information on this in Explanatory Note 23 to the Consolidated Quarterly Information.

These are the main variations in expenses:

Electricity bought for resale

The expense on electricity bought for resale in 9M11 was R$ 3,202,886, 19.58% more than in 9M10 (R$ 2,678,541). The higher amount is basically due to a higher volume of selling activity by Cemig GT — partially reduced by a lower average price of electricity, which contributed to increasing the Company’s revenue. This is a non-controllable cost: in the distribution activity, the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment. There is more information on this in Explanatory Note 23 to the Consolidated Quarterly Information.

Charges for use of the transmission grid

The expense on charges for use of the transmission network in 9M11 was R$ 608,543, compared to R$ 552,682 in 9M08, an increase of 10.11%.

These charges, set by an Aneel Resolution, are payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. This is a non-controllable cost: in the distribution activity, the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment.

Depreciation and amortization

Depreciation and amortization was 2.43% higher year-on-year: R$ 700,562 in 9M11, compared to R$ 683,917 in 9M10. The increase effectively reflects the Company’s increased investment program, mainly in the distribution business.

Post-retirement benefits

The expense on post-employment obligations in 9M11 was R$ 92,662, 79.07% more than the expense of R$ 51,745 posted in 9M10. This expense represents the updating of the obligation, calculated in accordance with an actuarial opinion prepared by external consultants. The increase reflects the increased proportional equity interest in the subsidiary Light.

Operational provisions

Operational provisions in 9M11 totaled R$ 207,185, 19.17% more than in9M10 (R$ 173,861). This variation mainly reflects the provision for doubtful accounts being 36.05% higher (at R$ 103,000 in 2011, vs. R$ 75,709 in 2010), and the higher provision for employment-law contingencies (a provision of R$ 16,835 in 2011 vs. a reversal of provision of R$ 9,335 in 2010). The increase in operational provisions was partially offset by the reduction in the provision made for lawsuits challenging tariff increases (which was R$ 126,273 in 2010, but R$ 18,091 in 2011). The provision made in 2010 arises primarily from a court settlement with an industrial consumer to terminate a legal action relating to the tariff increase ordered by DNAEE Ministerial Order 045 of 1986.  For more information see Explanatory Note 23 to the Consolidated Quarterly Information.

Gas purchased for resale

The expense on gas bought for resale in 9M11 was R$ 235,785, 44.93% more than the expense of R$ 162,685, in 9M10. The change basically reflects the higher quantity bought in 9M11 than in 9M10, reflecting a higher quantity of gas sold by Gasmig in 2011, due to greater industrial activity.

Net financial revenue (expenses)

Net financial expenses in 9M11 were R$ 833,007, compared to R$ 523,454 in 9M10.

The main factors in this result are:

•                  Higher expenses on costs of loans: R$ 1,025,697 in 9M11, compared to R$ 791,696 in 9M10. The higher figure reflects entry of new financings and also the higher aggregate CDI rate in 9M11 than in 9M10 — the result of the increase in the Selic Rate by the Central Bank. Funds raised in 9M11 total R$ 1,329,994. See Explanatory Note 17.

•                  Increase in the expense on monetary variation on Loans in Brazilian currency: R$ 112,200 in 9M11, compared to R$ 82,228 in 9M10. This increase is due, substantially, to the higher volume of funds indexed to the IPCA index in 9M11 than in 9M10.

•                 Net loss on FX variations in 9M11, in the amount of R$ 10,463, compared to a net gain of R$ 19,024 in 9M10, arising basically from loans and financings in foreign currency indexed to the US dollar and to the Yen. The result is mainly due to the variations in the exchange rates for the dollar and the euro in the two periods. The US dollar appreciated against the Real by 11.30% in 9M11, but over the whole period of 9M10 it depreciated by 2.70%. The Euro, in 9M11, appreciated by 11.93% against the Real, while over 9M10 it depreciated by 7.85%.

For a breakdown of financial revenues and expenses, please see Explanatory Note 24 to the Consolidated Quarterly Information.

Income tax and Social Contribution

In 9M11, Cemig posted expenses on income tax and Social Contribution tax of R$ 821,048, which was 32.48% of the pre-tax profit of R$ 2,527,503. In 9M10, Cemig posted expenses on income tax and Social Contribution tax of R$ 670,160, which was 29.69% of the pre-tax profit of R$ 2,257,010. These effective rates are reconciled with the nominal rates in Note 8 to the Consolidated Quarterly Information.

ECONOMIC AND FINANCIAL PERFORMANCE

(B)       The first nine months of 2011 (9M11)

PROFIT AND LOSS ACCOUNTS FOR

THE THIRD QUARTERS OF 2011 AND 2010

	3Q11	3Q10
REVENUES	4,047,343	3,654,528

OPERATIONAL COSTS AND EXPENSES
Personnel	(293,134)	(264,864)
Employees’ and managers’ profit shares	(46,659)	(52,490)
Post-retirement benefits	(30,887)	(16,392)
Materials	(17,351)	(31,023)
Outsourced services	(252,294)	(233,741)
Electricity bought for resale	(1,110,782)	(1,099,770)
Depreciation and amortization	(238,376)	(246,055)
Charges for use of water resources	(38,728)	(37,831)
Provisions (reversals) for operational losses	(100,359)	33,272
Charges for the use of the basic transmission grid	(226,293)	(191,304)
Gas purchased for resale	(92,954)	(61,603)
Construction costs	(266,550)	(397,543)
Other operational expenses, net	(70,569)	(59,099)
	(2,784,936)	(2,658,443)

Operational profit/loss before Equity gain/loss and Financial revenue/expenses	1,262,407	996,085

Net financial revenue (expenses)	(293,753)	(167,171)

Profit before income tax and Social Contribution	968,654	828,914

Current income tax and Social Contribution	(275,397)	(233,289)
Deferred income tax and Social Contribution	(36,010)	64,045
PROFIT FOR THE PERIOD	657,247	659,670

Profit attributable to stockholders	657,247	659,670

Net profit for 3Q11

Cemig reported 3Q11 net profit of R$ 657,247, which was 0.37% lower than its net profit of R$ 659,670 in 3Q10.

Ebitda

(method of calculation not reviewed by external auditors)

Cemig’s Ebitda in 3Q11 was 20.82% higher than in 3Q10. Adjusted for non-recurring items, Ebitda was 21.34% higher year-on-year.

Ebitda - R$ ‘000	3Q11	3Q10	Change %
Profit for the period	657,247	659,670	(0.37)
+ Income tax and Social Contribution expense	311,407	169,243	84.00
- Net financial revenue (expenses)	293,753	167,171	75.72
+ Depreciation and amortization	238,376	246,055	1.26
EBITDA	1,500,783	1,242,140	20.82
Non-recurring items:
+ PPD Permanent Voluntary Retirement Program	2,313	(3,386)	—
= ADJUSTED EBITDA	1,503,096	1,238,754	21.34

Ebitda

The higher Ebitda in 3Q11 than in 3Q10 mainly reflects revenue 10.75% higher, partially offset by Operational costs and expenses (excluding Depreciation and amortization) 5.56% higher.

Higher Ebitda was reflected in Ebitda margin, which was 37.08% in 3Q11, increased from 33.99% in 3Q10.

Revenues

	Consolidated IFRS
	3Q11	3Q10
Revenue from supply of electricity	4,327,548	3,883,719
Revenue from use of the electricity distribution systems (TUSD)	561,196	418,935
Revenue from use of the transmission grid	447,811	350,750
Construction revenue	268,344	397,907
Other operational revenues	233,593	184,740
Deductions from operational revenue	(1,791,149)	(1,581,523)
Net operational revenue	4,047,343	3,654,528

Revenue from supply of electricity

	MWh (*)			R$
	3Q11	3Q10	Change %	3Q11	3Q10	Change %
Residential	2,634,924	2,475,266	6.45	1,378,182	1,185,334	16.27
Industrial	6,700,287	6,521,231	2.75	1,145,903	1,042,107	9.96
Commercial, services and others	1,667,721	1,492,038	11.77	753,475	655,503	14.95
Rural	816,157	748,867	8.99	204,788	177,317	15.49
Public authorities	284,032	269,547	5.37	131,076	117,141	11.90
Public illumination	356,047	310,552	14.65	94,866	78,456	20.92
Public service	368,322	355,252	3.68	112,929	104,141	8.44
Subtotal	12,827,490	12,172,753	5.38	3,821,219	3,359,999	13.73
Own consumption	13,461	14,499	(7.16)	—	—	—
Subsidy for low-income consumers	—	—	—	18,611	32,030	(41.90)
Uninvoiced supply, net	—	—	—	3,901	15,671	(75.11)
	12,840,951	12,187,252	5.36	3,843,731	3,407,700	12.80
Wholesale supply to other concession holders	3,678,429	3,671,488	0.19	367,750	426,723	(13.82)
Transactions in energy on the CCEE	854,317	597,554	42.97	103,651	42,798	142.19
Sales under the Proinfa program	39,465	21,709	81.79	12,416	6,498	91.07
Total	17,413,162	16,478,003	5.68	4,327,548	3,883,719	11.43

(*)  The information in MWh has not been reviewed by the external auditors.

Revenue from supply of electricity in 3Q11 was R$ 4,327,548, 11.43% more than in 3Q10 (R$ 3,883,719).

The main factors affecting revenue in 3Q11 were:

•                  Tariff increase for Cemig D with average effect on consumer tariffs of 7.24%, starting from April 8, 2011.

•                  Volume of energy invoiced to final consumers 5.38% higher (this excludes Cemig’s own internal consumption).

The volume of electricity sold to other concession holders was 0.19% higher, and average price in these sales was 13.99% lower, at R$ 99.97/MWh in 3Q11, compared to R$ 116.23/MWh in 3Q10. Accordingly, revenue from wholesale supply to other concession holders was 13.82% lower year-on-year, at R$ 367,750 in 3Q11, than in 3Q10 (R$ 426,723). The volume of electricity sold to other concession holders in 3Q11 was 3,678,429 MWh, compared with 3,671,488 MWh in 3Q10.

Revenue from use of the electricity distribution systems (TUSD)

The revenue from the TUSD (Tariff for Use of the Distribution System) received by Cemig D and Light was 33.96% higher in 3Q11, at R$ 561,196, compared to R$ 418,935 in 3Q10. This revenue comes principally from charges to free consumers on the electricity sold by other agents of the electricity sector.

Revenue from use of the transmission grid

The Revenue from Use of the Transmission Grid in 3Q11 was 27.67% higher than in 3Q10:  R$ 447,811 in 3Q11, compared to R$ 350,750 in 3Q10. The increase is mainly due to monetary updating on the transmission assets of Taesa, providing a gain in the income statement of Cemig of R$ 177,981. This updating arises from publication of the updating index for the tariffs of Taesa as from July 2011, an increase of 9.77%.

Deductions from operational revenue

The taxes and charges applicable to revenue in 3Q11 totaled R$ 1,791,149, an increase of 13.25% in comparison to their total of R$ 1,581,523 in 3Q10. The main variations in these deductions from revenue between the two years are as follows:

The Fuel Consumption Account — CCC

The deduction from revenue for the CCC was R$ 190,141 in 3Q11, 28.21% more than in 3Q10 (R$ 148,300). This charge is for the costs of operation of the thermal plants in the national grid and in the isolated systems. It is shared (prorated) between electricity concession holders, on a basis set by an Aneel Resolution. The variation in this cost arises, principally, from the change in the method of calculation of charge, which now makes good the difference between the total cost of generation of electricity in the isolated systems and the average cost of electricity sold in the Regulated Market.

Energy Development Account — CDE

The payments of the CDE are set by a resolution issued by the regulator, Aneel, and were 28.17% higher in 3Q11 than in 3Q10. The deduction from revenue for the CDE in the first nine months of 2011 (9M11) was R$ 138,123, compared to R$ 107,769 in 9M10.

The other deductions from revenue are taxes, calculated as a percentage of amounts invoiced. Hence their variations are substantially proportional to the changes in revenue.

Operational costs and expenses (excluding Financial revenue/expenses)

Operational costs and expenses (excluding Financial revenue (expenses)) in 3Q11 were R$ 2,784,936, 4.76% more than in 3Q10 (R$ 2,658,443). This mainly reflects the variation in operational provisions: in 3Q10 there was a reversal of provisions of R$ 33,272, while in 3Q11 new provisions were made totaling R$ 100,359.

These are the main variations in expenses:

Operational provisions

Expenses on operational provisions in 3Q11 were R$ 100,359, compared to R$ 33,272 in 3Q10. The main factor is a higher provision for losses in civil lawsuits in 2011. In 3Q11 Cemig added provisions of R$ 37,485 for civil lawsuits, which compares with a reversal of provisions, of R$ 40,395, in 3Q10.  The provision in 2011 arises from review of the amounts provisioned up to the previous quarter.

Charges for use of the transmission grid

Expenses on charges for the use of the transmission grid were R$ 226,293 in 3Q11, 18.29% more than in 3Q10 (R$ 191,304).

Gas purchased for resale

The expense on gas bought for resale in 3Q11 was R$ 92,954, 50.89% more than the expense of R$ 61,603 in 3Q10. The change is basically caused by the higher quantity bought in 3Q11 than in 3Q10, reflecting a higher quantity of gas sold by Gasmig in 2011, due to greater industrial activity.

Net financial revenue (expenses)

Net financial expenses in 3Q11 were R$ 293,753, 75.72% more than in 3Q10 (R$ 167,171). The main factors in the difference between financial revenues/expenses in 3Q11 and 3Q10 are:

•                  Higher expenses on costs of loans: R$ 357,496 in 3Q11, compared to R$ 293,987 in 3Q10. The higher figure is basically due to the higher variation in the CDI rate in 3Q11 than in 3Q10. In 3Q11 the variation resulting from the CDI rate was 3.01%, while in 3Q10 it was 2.61%.

•                  Net loss on FX variations in 3Q11, in the amount of R$ 23,182, compared to a net gain of R$ 23,318 in 3Q10, arising basically from loans and financings in foreign currency indexed to the US dollar. This is mainly due to the variation in the exchange rate for the dollar in the two periods. In 3Q11 the dollar appreciated by 18.79% against the Real, while in 3Q10 it depreciated by 5.96%.

Income tax and Social Contribution

In 3Q11 Cemig’s expenses on income tax and the Social Contribution totaled R$ 311,407, on profit of R$ 968,654 before tax effects, a percentage of 32.15%. In 3Q10, the Company’s expenses on income tax and the Social Contribution were R$ 169,243, on pre-tax profit of R$ 828,914, a percentage of 20.42%.

OTHER INFORMATION THAT THE COMPANY BELIEVES TO BE MATERIAL

(Data not reviewed by external auditors)

Investor Relations

In 2010, through strategic activities aiming to enable investors and stockholders to make a correct valuation of our businesses and our prospects for growth and addition of value, we increased Cemig’s exposure to the Brazilian and global capital markets as a leading company in its sector.

We keep up a constant and proactive flow of communication with Cemig’s investor market, strengthening our credibility, seeking to increase interest in our securities and ensure that investors are satisfied with them.

Our results are published in presentations given by video webcasts and conference calls, with simultaneous translation into English, at which members of the Executive Board are always present — developing an increasingly transparent relationship, in line with the best corporate governance practices.

To serve our stockholders, who are spread over 40 countries, and facilitate optimum coverage of investors, Cemig was present in Brazil and worldwide at innumerable seminars, conferences, investor meetings, congresses, and roadshows; and also held video and telephone conference calls with analysts, investors and other parties interested in the capital markets.

At the end of May, for the 15th year running, we held our now traditional Cemig Meeting with the Capital Markets and Investors, together with Apimec, the Brazilian Capital Markets and Analysts’ Association, in the town of Belo Horizonte, Minas Gerais, where these professionals once again had the opportunity to interact with the Company’s directors and principal executives.

Corporate governance

Our corporate governance model is based on principles of transparency, equity and accountability, focusing on clear definition of the roles and responsibilities of the Board of Directors and the Executive Board in the formulation, approval and execution of policies and guidelines for managing the company’s business.

We seek sustainable development of the Company through balance between the economic, financial, environmental and social aspects of our enterprises, aiming to improve the relationship with our stockholders, clients, and employees, the public at large and other stakeholders.

Cemig’s preferred and common shares have been listed under the commitment to Corporate Governance Level 1 on the São Paulo Stock Exchange since 2001 (with tickers CMIG3 and CMIG4 respectively). This classification represents a guarantee to our stockholders of optimum reporting of information, and also that stockholdings are relatively widely dispersed. Because Cemig has ADRs (American Depositary Receipts) listed on the New York Stock Exchange — representing both the preferred shares (with ticker CIG) and the common shares (with ticker CIG.C) — it is also subject to the regulations of the US Securities and Exchange Commission (SEC) and the New York Stock Exchange Listed Companies Manual. Our preferred shares have been listed on the Latibex of the Madrid stock exchange (with ticker XCMIG) since 2002.

Since the end of 2006 our material procedures related to preparation of the Consolidated Financial Statements have been compliant with the requirements of Section 404 of the Sarbanes-Oxley law of the US.

As well as our dividend policy, our bylaws include the targets of the Strategic Plan, as follows :

•                  — to keep consolidated indebtedness equal to or less than 2 times Ebitda.

•                  — consolidated ratio (Net debt) / (Net debt + Stockholders’ equity): maximum of 40%.

•                  — to limit consolidated funds in Current assets to 5% of Ebitda.

•                  — consolidated funds allocated to capital expenditure in each business year to be limited to 40% of Ebitda (exceptionally, 65% in 2006 and 55% in 2007).

•                  — to invest only in distribution, generation and transmission projects which offer real minimum internal rates of return equal to or greater than those specified in the company’s Long-Term Strategic Plan, subject to the legal obligations.

•                  — to limit the expenses of the subsidiary Cemig Distribuição (Cemig D), and of any subsidiary which operates in distribution of electricity, to amounts not greater than the amounts recognized in the tariff adjustments and reviews.

The Board of Directors may authorize levels in excess of these standards, in response to temporary needs, up to the following limits:

•                  — consolidated debt: maximum of 2.5 times Ebitda.

•                  — consolidated ratio (Net debt) / (Net debt + Stockholders’ equity): maximum of 50%.

•                  — consolidated funds in Current assets: maximum of 10% of Ebitda.

Board of Directors

Meetings

Our Board of Directors met 27 times in 2010, to discuss strategic planning, expansion projects, acquisition of new assets, and various other investments, among other subjects.

Membership, election and period of office

The present Board of Directors was elected on April 29, 2010, by the cumulative voting method, as specified by Article 141 of Law 6404 of December 15, 1976, as amended.

The periods of office of the present members of the Board of Directors expire at the Annual General Meeting of Stockholders to be held in 2012.

Principal responsibilities and attributions:

The Board of Directors has the following responsibilities and attributions, as well as those conferred on it by law:

•                  Decision, before signing, on any contract to be entered into between Cemig and any stockholders or their parent companies.

•                  Decision on any sale of assets, loans or financings, charge on the company’s property, plant or equipment, guarantees to third parties, or other legal acts or transactions, with value of R$ 5 million or more.

•                  Authorization for issuance of securities in the domestic or external market to raise funds.

•                  Approval of the Long-term Strategic Plan, and revisions of it, and of the Multi-year Strategic Implementation Plan and revisions of it, and the Annual Budget.

Since 2006 Cemig has had committees, made up of members of the Board of Directors, to discuss and analyze matters to be decided by the Board, as follows:

The Board of Directors’ Support Committee;

The Corporate Governance and Sustainability Committee;

The Human Resources Committee;

The Strategy Committee;

The Committee for Business Development and Corporate Control of Subsidiaries and Affiliates; and,

The Finance, Audit and Risks Committee.

Qualification and compensation

The members of the Board of Directors have training and experience in a wide range of areas (business administration, engineering, law, diplomacy, etc.), and very broad experience in business management. Their remuneration is on average 20% of that of the Chief Officers, and does not include any share purchase options.

Information on the composition of the Board of Directors, and the résumés of its members, is available on our website: http://ri.cemig.com.br .

Audit Committee

Further to our being subject to Brazilian Corporate Law, we decided, in relation to the requirements of Sarbanes-Oxley, to which we are subject due to our shares being registered with the US Securities and Exchange Commission (SEC), to opt for the exemption allowed by Rule 10-3A of the Exchange Act (regulated by SEC Release 82-1234) which accepts the use of the Audit Board to carry out the functions of the Audit Committee specified by the Sarbanes-Oxley law.

The Executive Board

The Executive Board is made up of eleven members whose individual functions are set by the company’s Bylaws. They are elected by the Board of Directors for periods of office of three years. They may be reelected; they may also be dismissed at any time by the Board of Directors.

Members are allowed also to hold simultaneous non-remunerated positions in the management of subsidiaries or affiliates of Cemig, on decision by the Boards of Directors of those companies. They are also, obligatorily, members, with the same positions, of the Boards of Directors of Cemig GT (Generation and Transmission) and Cemig D (Distribution).

The periods of office of the present Chief Officers expire at the first meeting of the Board of Directors held after the Ordinary General Meeting of Stockholders of 2012.

The members of the Executive Board, with brief résumés, are given on our website:  http://ri.cemig.com.br.

The Chief Officers have individual responsibilities established by the Board of Directors and the Bylaws, including:

•                  current management of the company’s business, complying with the Bylaws, the Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan and the Annual Budget; and

•                  decision, for items with total amounts less than R$ 14 million, on any disposal of goods, loans or financings; charges on any of the company’s property, plant or equipment; guarantees to third parties; or other legal acts or transactions.

The Executive Board normally meets weekly. In 2010 it held 65 meetings.

The Audit Board

Meetings

The Audit Board held 11 meetings in 2010.

Membership, election and period of office

We have a permanent Audit Board, made up of five sitting members and their respective substitute members. They are elected by the Annual General Meeting of Stockholders, for periods of office of one year, and may be reelected. They are:

•                  one elected by the holders of the preferred shares;

•                  one elected by holders of common shares other than those of the controlling group and representing at least 10% of the registered capital; and

•                  three elected by the majority stockholder.

The members of the Audit Board are listed on our website:  http://ri.cemig.com.br .

Principal responsibilities and attributions:

Further to our being subject to Brazilian Corporate Law (Law 6404 of December 15, 1976, as amended), we decided, in relation to the requirements of Sarbanes-Oxley, to which we are subject due to our shares being registered with the US Securities and Exchange Commission (SEC), to opt for the exemption allowed by Rule 10-3A of the Exchange Act (regulated by SEC Release 82-1234) which accepts the Audit Board to carry out the functions of the Audit Committee specified by the Sarbanes-Oxley law

Qualification and compensation

The Audit Board is a multi-disciplinary body, made up of members with various competencies (accounting, economics, business administration, and others). Their remuneration is 10% of the average earned by the Chief Officers.

The Sarbanes-Oxley  Law

Cemig obtained the first certification of its internal controls for mitigation of risks involved in the preparation and disclosure of the financial statements, issued in accordance with Section 404 of the Sarbanes-Oxley Law and the rules of the Public Company Accounting Oversight Board (PCAOB), which is a part of the annual 20-F report relating to the business year ending December 31, 2006, filed with the US Securities and Exchange Commission (SEC) on July 23, 2007.

A link was established between the controls and the potentially significant accounting records, in the financial statements for 2009, and the design of the processes and key controls for ensuring mitigation of the risks associated with preparation and disclosure of the financial statements was validated for the year ended December 31, 2009.

Management of corporate risks

Corporate risk management is a management tool that is an integral part of our corporate governance practices. For it to have maximum efficacy, and for it to be more easily included in the organization’s culture, we aim to align it with the company’s process of Strategic Planning — which defines the strategic objectives of the company’s business. Other instances of management that relate to corporate risk management include: The Corporate Governance Committee, Compliance with the Sarbanes-Oxley Law, the Budget Prioritization Committee, Internal Auditing, the Energy Risks Management Committee, the Insurable Risks Committee, and the Control and Management Committee.

Cemig’s corporate risks management structure was put in place in 2003. The risks matrix was revised for the first time in 2004, and a second time in 2005-6, aiming to identify changes in relation to the level of performance expected for each process. The result has been a perceived improvement in the effectiveness of the strategic controls, a commitment to implementation of the mitigating action plans proposed and, consequently, reduction of the financial impact and the probability of occurrence of innumerable risks.

The method for measurement of risks that Cemig has chosen is the ORCA method, which was put in place with the assistance of external consultants, based on four dimensions: objectives, risks, internal controls, and alignment.

To ensure safety, confidentiality of information, and speed in the process of periodic revision and review of the matrix of corporate risks, we use the SGIR (Integrated Risk Management System) application, which embodies the methodology referred to above. Cemig also has a site giving employees access to information on the subject, which enables the risks identified by managers to be continuously and dynamically monitored.

Functional structure

The principal determining factor in the option adopted for functional structure is decentralized management by risk managers. This expresses the corporative and matricial nature of the function, with monitoring centralized by the Corporate Risk Management Unit, which generates relevant information with a systemic view and meets the demands of the Corporate Risk Management Committee. The Committee analyzes and prioritizes the actions established by the Board of Directors and the Executive Board.

Challenges

The main challenges to be faced by corporate risk management in Cemig are:

•                  Improvement of the methodology of calculation of financial exposure risks, to provide the maximum possible objectivity for the assessment made by managers, offering senior management maximum security in the process of taking decisions. The results expected are: improvement in the quality of the information related to the matrix, and guarantee of compliance with the directive guidelines that arise from the Corporate Risk Management Policy.

•                  Creation of standard reports, to meet the needs of various decision levels in the company.

Statement of Ethical Principles and Code of Professional Conduct

The approval by Cemig’s Board of Directors in May 2004 of the Statement of Ethical Principles and Code of Professional Conduct (http://ri.cemig.com.br) established a list of 11 principles of ethical conduct and value incorporated into Cemig’s company culture, and was an important step in perfecting the company’s internal system of corporate government and increasing our overall corporate transparency.

Cemig’s Ethics Committee was created on August 12, 2004, to coordinate all actions relating to management of the Declaration of Ethical Principles and Code of Professional Conduct. This includes assessment of and decision on any possible non-compliances with the document.

In December 2006 we created the Information Channel, to be used only by Cemig employees and workers. It enabled the Ethics Committee to receive anonymous reports, via an open channel on our intranet — the Anonymous Information Channel. Reports via the channel may deal with any type of irregular practice contrary to the Company’s interest, such as: financial fraud, including unauthorized alteration of documents, changing or suppression of financial, tax or accounting documents; undue appropriation of goods or resources; receipt of undue advantage by managers or employees; irregular contracting; or other illegal practices.

The Ethics Committee

This was created on August 12, 2004, with three sitting members and three substitute members, and is responsible for management (interpreting, publicizing, applying and updating) of the Code of Professional Conduct.

It can receive and investigate any reports of violations of the ethical principles and rules of conduct, provided they are presented in a written document signed by the interested party. They are sent to the address: Cemig, Av. Barbacena 1200, SA/17°/B2 — accompanied by indication of the corresponding means of proof (witnesses, documents or other appropriate and sufficient means). They can also be sent by email or telephone — the address and phone number are well known to all the company’s employees.

With the start, in December 2006, of availability of our Anonymous Information Channel on the corporate intranet — to receive, submit and process accusations of irregular practices, such as financial fraud, undue appropriation of assets, receipt of irregular advantages or illegal contracting — we took one more step for the company in the direction of improving transparency, correct behavior and the concept of corporate governance within Cemig. This new instrument of corporate governance improves the management of our employees and of our business, and reaffirms our ethical principles.

The Statement of Ethical Principles and Code of Professional Conduct of Cemig is based on 11 Principles, which express the ethical conduct and values incorporated into its culture. It is available on our website: http http://ri.cemig.com.br.

POSITION OF STOCKHOLDERS WITH MORE THAN 5% OF THE VOTING STOCK ON SEPTEMBER 30, 2011

STOCKHOLDERS	COMMON SHARES	%	PREFERRED SHARES	%	TOTAL SHARES	%
State of Minas Gerais	151,993,292	50.96	—	0.00	151,993,292	22.27
Other entities of Minas Gerais State	40,197	0.01	7,057,472	1.84	7,097,669	1.00
Total, controlling stockholder	152,033,489	50.97	7,057,472	1.84	159,090,961	23.31
AGC Energia S.A.	98,321,592	32.96	—	0.00	98,321,592	14.41

Note: The stockholder AGC Energia S.A. is 100% controlled by Andrade Gutierrez Concessões S.A., a company registered for listing with the CVM (Brazilian Securities Commission).

SHARES OF THE CONTROLLING STOCKHOLDER, SENIOR MANAGEMENT AND MEMBERS OF THE AUDIT BOARD

	ON SEPTEMBER 30, 2011		ON SEPTEMBER 30, 2010
	ON	PN	ON	PN
CONTROLLING STOCKHOLDER	152,033,489	7,057,472	152,033,489	7,057,472
BOARD OF DIRECTORS	2,324	1,188	22	480
Adriano Magalhães Chaves	1	—	1	—
Antônio Adriano Silva	1	—	1	—
Arcângelo Eustáquio Torres Queiroz	1	—	1	—
Cezar Manoel de Medeiros	1	—	1	—
Djalma Bastos de Morais	—	55	—	55
Dorothea Fonseca Furquim Werneck	1	—	—	—
Eduardo Borges de Andrade	—	1	—	—
Fernando Henrique Schüffner Neto	—	424	—	424
Francelino Pereira dos Santos	1	—	1	—
Franklin Moreira Gonçalves	1	—	1	—
Guilherme Horta Gonçalves Junior	1	—	1	—
Guy Maria Villela Paschoal	11	—	11	—
João Camilo Penna	1	1	1	1
Lauro Sérgio Vasconcelos David	1	—	1	—
Leonardo Maurício Colombini Lima	1	—	—	—
Luiz Carlos Costeira Urquiza	1	—	—	—
Marco Antônio Rodrigues da Cunha	1	—	1	—
Maria Estela Kubitschek Lopes	1	—	1	—
Newton Brandão Ferraz Ramos	1	—	—	—
Otávio Marques de Azevedo	—	1	—	—
Paulo Márcio de Oliveira Monteiro	—	421	—	—
Paulo Roberto Reckziegel Guedes	—	1	—	—
Paulo Sérgio Machado Ribeiro	96	1	—	—
Renato Torres de Faria	—	1	—	—
Ricardo Antônio Mello Castanheira	1	—	—	—
Ricardo Coutinho de Sena	—	1	—	—
Saulo Alves Pereira Júnior	—	1	—	—
Tarcísio Augusto Carneiro	2.201	280	—	—

	STOCKHOLDING POSITION
	ON SEPTEMBER 30, 2011		ON SEPTEMBER 30, 2010
NAME	ON	PN	ON	PN

EXECUTIVE BOARD	9	696	7	479
Djalma Bastos de Morais	—	55	—	55
Arlindo Porto Neto	1	—	1	—
Fernando Henrique Schüffner Neto	—	424	—	424
Frederico Pacheco de Medeiros	1	—	—	—
Fuad Jorge Noman Filho	—	—	—	—
José Carlos de Mattos	—	—	—	—
José Raimundo Dias Fonseca	—	—	—	—
Luiz Fernando Rolla	6	—	6	—
Luiz Henrique de Castro Carvalho	—	—	—	—
Luiz Henrique Michalick	—	217	—	—
Maria Celeste Morais Guimarães	1	—	—	—

AUDIT BOARD	4,400	—	—	—
Aliomar Silva Lima	—	—	—	—
Ari Barcelos da Silva	—	—	—	—
Aristóteles Luiz Menezes Vasconcellos Drummond	—	—	—	—
Helton da Silva Soares	—	—	—	—
Luiz Guaritá Neto	—	—	—	—
Marcus Eolo de Lamounier Bicalho	—	—	—	—
Newton de Moura	—	—	—	—
Rafael Cardoso Cordeiro	4,400	—	—	—
Thales de Souza Ramos Filho	—	—	—	—
Vicente de Paulo Barros Pegoraro	—	—	—	—

FREE FLOAT (SHARES IN CIRCULATION)

(OTHER THAN SHARES OWNED BY THE STATE OF MINAS GERAIS) (*)

DATE	COMMON SHARES	%	PREFERRED SHARES	%	TOTAL SHARES	%
30.09.2011	146,233,846	49.03	376,794,638	98.09	523,028,484	76.64
30.09.2010	146,229,446	49.03	376,794,855	98.09	523,024,301	76.64

REPORT ON REVIEW OF THE QUARTERLY INFORMATION

To the Board of Directors and Stockholders of

Companhia Energética de Minas Gerais — Cemig

Belo Horizonte, Minas Gerais

Introduction

We have reviewed the interim individual and consolidated accounting information of Companhia Energética de Minas Gerais — Cemig, contained in the Quarterly Information (ITR) Form, relating to the quarter ending September 30, 2011. This comprises the statement of financial position at September 30, 2011 and the related profit and loss accounts and statements of comprehensive income for the periods of three and nine months ended on that date, and the statements of changes in stockholders’ equity and of cash flows for the nine-month period ended on that date, including the summary of the principal accounting policies and the other Explanatory Notes.

The management is responsible for preparation of the individual interim accounting statements in accordance with Technical Pronouncement CPC 21 (R1) — Interim Statements; for preparation of the consolidated interim accounting information in accordance with CPC 21 (R1) and the international rules of IAS 34 — Interim Financial Reporting, issued by the International Accounting Standards Board — IASB; and also for the presentation of that information in compliance with the rules issued by the Brazilian Securities Commission (CVM — Comissão de Valores Mobiliários) that are applicable to preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of the review

We have conducted our review in accordance with the Brazilian and international rules on review of interim information (NBC TR 2410 — Review of Interim Information by the Entity’s Auditor, and ISRE 2410 — Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of the interim information consists of: asking of questions, principally of the people responsible for the financial and accounting subjects; and application of analytical procedures and other procedures of review. The scope of a review is significantly less than that of an audit conducted in accordance with the rules of auditing and, consequently, did not enable us to be certain that we became aware of all the significant subjects that could be identified in an audit. Thus, we have not expressed an audit opinion.

Conclusion on the individual interim accounting information

Based on our review, we have not become aware of any fact that could lead us to believe that the individual interim accounting information included in the Quarterly Information has not been prepared, in all material aspects, in accordance with CPC 21 (R1) applicable to the preparation of Quarterly Information (ITR) and presented in a way that is compliant with the rules issued by the CVM.

Conclusion on the consolidated interim accounting information

Based on our review, we are not aware of any fact that could lead us to believe that the consolidated interim accounting information included in the Quarterly Information referred to above has not been prepared, in all material aspects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of Quarterly Information (ITR) and presented in a way that is compliant with the rules issued by the CVM.

Emphasis

The indirectly jointly-controlled subsidiary Madeira Energia S.A. (Mesa) and its subsidiary have incurred expenses related to development of the project for construction of the Santo Antonio hydroelectric power plant which, in accordance with the financial projections prepared by its Management, should be absorbed by the future revenues from the operations. Realization of the fixed asset constituted by the said expenditure, which on September 30, 2011 totaled R$ 10,316 million, will, in accordance with management’s expectations, take place as from the start of operation, planned for December 2011. The proportional amount of Fixed assets relating to the Company was R$ 1,031.6 million on September 30, 2011.

Other matters

Interim information on added value

We have also reviewed the individual and consolidated interim statements of added value (DVAs) for the period of nine months ended on September 30, 2011, prepared under the responsibility of the management, presentation of which in the interim information is required under the rules of the CVM applicable to preparation of the Quarterly Information (ITR), and which is considered to be supplementary information under IFRS, which do not require presentation of the DVA. These statements were submitted to the same procedures of review described above and, based on our review, we are not aware of any fact that would lead us to believe that they were not prepared, in all material aspects, in accordance with the individual and consolidated interim information taken as a whole.

Belo Horizonte, November 11, 2011

KPMG Auditores Independentes

CRC SP014428/O-6-F-MG

Marco Túlio Fernandes Ferreira

Accountant — CRCMG058176/O-0

2.     Summary of Minutes of the 522nd Meeting of the Board of Directors, November 18, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

522ND MEETING

Date, time and place:	November 18, 2011 at 11 a.m. at the company’s head office,
Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chair:	Dorothea Fonseca Furquim Werneck;
	Secretary:	Anamaria Pugedo Frade Barros

Summary of proceedings:

I                                The Chair asked the Board Members present whether any had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II                            The Chair reported that the Board Members Luiz Carlos Costeira Urquiza, Ricardo Antônio Mello Castanheira and Renato Torres de Faria had resigned as members of the Board, as per letters in the Company’s possession.

III                        The Board approved:

a)             The proposal, by Board Member Marco Antonio Rodrigues da Cunha, that the members of the Board of Directors should authorize the Chair to call an Extraordinary General Meeting of Stockholders to be held on December 21, 2011, at 3 p.m.; and in the event of there not being a quorum, to make second convocation within the legal period, for the following purposes:

1                  Decision on the matters in item IV, below.

2                  Change in the composition of the Board of Directors, as a result of resignations.

3                  Change to the Bylaws to alter the attributions of the Chief Counsel and the Chief Institutional Relations and Communication Officer, examined by this Board at its meeting held on October 6, 2011.

b)            The minutes of this meeting.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

IV                       The Board submitted proposals to the Extraordinary General Meeting of Stockholders:

a)             to change the Company’s Bylaws, to:

1                  adapt them to the minimum clauses of the new Regulations for Level I Differentiated Corporate Governance Practices of the BM&FBovespa (São Paulo Stock, Commodities and Futures Exchange);

2                  change the wording of Subclause “c” of Clause 17, to improve the drafting, to provide it with greater clarity and scope, in accordance with the principle of transparency in Corporate Governance; and

3                  change the wording of §1º of Clause 17, to improve the drafting relating to delegation by the Board of Directors, to the Executive Board, of powers to enter into contracts and other legal transactions with related parties; and

b)            for orientation of the representatives of Cemig at the Extraordinary General Meetings of Stockholders of Cemig Distribuição S.A. and of Cemig Geração e Transmissão S.A., to be held on the same date as the Extraordinary General Meeting of Stockholders of Cemig, to vote in favor of:

1                  change in the composition of the Board of Directors, if there is alteration in the composition of the Board of Directors of Cemig; and

2                  change in the Bylaws, to improve the drafting of Subclause “c” of Clause 12, to provide it with greater clarity and scope, in accordance with the principle of transparency in corporate governance; and of §2º of Article 12, relating to delegation by the Board of Directors, to the Executive Board, of powers in relation to entering into contracts and other legal transactions with related parties.

The following were present:

Board members:

Dorothea Fonseca Furquim Werneck, Saulo Alves Pereira Junior, Antônio Adriano Silva, Renato Torres de Faria, Francelino Pereira dos Santos, Cezar Manoel de Medeiros, João Camilo Penna, Newton Brandão Ferraz Ramos,

Paulo Roberto Reckziegel Guedes, Djalma Bastos de Morais, Adriano Magalhães Chaves, Arcângelo Eustáquio Torres Queiroz, Paulo Márcio de Oliveira Monteiro, Guy Maria Villela Paschoal, Marco Antonio Rodrigues da Cunha, Maria Estela Kubitschek Lopes, Tarcísio Augusto Carneiro;

Secretary:	Anamaria Pugedo Frade Barros.

3.               Summary of Principal Decisions of the 523rd Meeting of the Board of Directors, December 1, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

 CNPJ 17.155.730/0001-64

NIRE 31300040127

BOARD OF DIRECTORS

523rd MEETING, HELD ON DECEMBER 1, 2011

SUMMARY OF PRINCIPAL DECISIONS

At its 523rd meeting, held on December 1, 2011, the Board of Directors of Companhia Energética de Minas Gerais – Cemig, made the following decisions:

1.          Orientation of vote in meetings of Empresa Amazonense de Transmissão de Energia (EATE) for increase of the registered capital of Lumitrans Companhia Transmissora de Energia Elétrica (Lumitrans).

2.          Orientation of vote in meetings of Empresa Amazonense de Transmissão de Energia (EATE) for increase of the registered capital of Sistema de Transmissão Catarinense S.A. (STC).

3.          Orientation of vote in meetings of Empresa Paraense de Transmissão de Energia S.A. (ETEP) for increase of the registered capital of Empresa Santos Dumont de Energia S.A. (ESDE).

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4.               Summary of Minutes of the 523rd Meeting of the Board of Directors, December 1, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE 523RD MEETING

Date, time and place:	December 1, 2011 at 2.30 p.m. at the company’s head office, Av. Barbacena 1200, 21th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman:	Dorothea Fonseca Furquim Werneck;
	Secretary:	Anamaria Pugedo Frade Barros

Summary of proceedings:

I                    The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II                The Chair reported that Business Development Committee had examined the matters on the agenda, and had recommended approval of all of them.

III            The Board approved the minutes of this meeting.

IV           The Board gave orientation for votes by representatives of Cemig in favor of the agenda:

a)              — at the meeting of the Board of Directors, and the Extraordinary General Meeting of Stockholders, of Amazonense de Transmissão de Energia S.A. — EATE, that decide on the increase in the share capital of Lumitrans (Lumitrans Companhia Transmissora de Energia Elétrica); and on the subscription and paying up of the related shares and the consequent alteration of Clause 5 of the Bylaws of Lumitrans;

b)             — at the meeting of the Board of Directors, and the Extraordinary General Meeting of Stockholders, of EATE (Empresa Amazonense de Transmissão de Energia S.A.) that decide on the increase in the share capital of STC (Sistema de Transmissão Catarinense S.A.); and on the subscription and paying up of the related shares and the consequent alteration of Clause 5 of the Bylaws of STC; and

c)              — at the meeting of the Board of Directors, and the Extraordinary General Meeting of Stockholders, of ETEP (Empresa Paraense de Transmissão de Energia S.A.) that decide on the increase in the share capital of ESDE (Empresa Santos Dumont de Energia S.A.); and on the subscription and paying up of the related shares; and the consequent alteration of Clause 5 of the Bylaws of ESDE.

V                The Chair, and members of the Board, spoke on general matters and business of interest to the Company.

The following were present:

Board members:

Dorothea Fonseca Furquim Werneck, Djalma Bastos de Morais, Antônio Adriano Silva, Arcângelo Eustáquio Torres Queiroz, Guy Maria Villela Paschoal, João Camilo Penna, Maria Estela Kubitschek Lopes, Paulo Roberto Reckziegel Guedes,

Saulo Alves Pereira Junior, Adriano Magalhães Chaves, Cezar Manoel de Medeiros, Franklin Moreira Gonçalves, Lauro Sérgio Vasconcelos David, Marco Antonio Rodrigues da Cunha, Paulo Sérgio Machado Ribeiro, Tarcísio Augusto Carneiro;

Secretary:	Anamaria Pugedo Frade Barros.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5.     Market Announcement —  Acquisition of Abengoa Assets Completed, dated December 1, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

MARKET ANNOUNCEMENT

Acquisition of Abengoa assets completed

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby publicly informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&FBovespa S.A.) and the market in general — in accordance with CVM Instruction 358 of January 3, 2002, as amended — as follows:

On November 30, 2011 the Cemig affiliated company Transmissora Aliança de Energia Elétrica S.A. (“Taesa”) concluded the acquisition of the following assets of Abengoa (“the Acquisition”), as per the disclosure in the Material Announcement published June 2, 2011:

(i)                         50% of the shares held by Abengoa Concessões Brasil Holding S.A. in the share capital of:

Abengoa Participações Holding S.A.,

the company which  owns 100% (one hundred per cent) of the share capital of the following transmission companies:

STE — Sul Transmissora de Energia S.A.,

ATE Transmissora de Energia S.A.,

ATE II Transmissora de Energia S.A., and

ATE III Transmissora de Energia S.A.;   and

(ii)                      100% of the shares held by Abengoa Concessões Brasil Holding S.A. and by Abengoa Construção Brasil Ltda. in:

NTE — Nordeste Transmissora de Energia S.A.

In compliance with the rules governing price in the share purchase agreement signed with the Abengoa Group, Taesa paid, for the Acquisition, a total of R$ 1,162,886,530.72 (one billion, one hundred sixty two million eight hundred eighty six thousand, five hundred thirty Reais and seventy two centavos), using the proceeds of its fourth issue of promissory notes, settlement of which took place on November 29, 2011, as per the market announcement published November 25, 2011.

Belo Horizonte, December 1, 2011

Arlindo Porto Neto

Acting Chief Finance and Investor Relations Officer.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6.     Summary of Principal Decisions of the 524th Meeting of the Board of Directors, December 6, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

BOARD OF DIRECTORS

524th MEETING, HELD ON DECEMBER 6, 2011

SUMMARY OF PRINCIPAL DECISIONS

At its 524th meeting, held on December 6, 2011, the Board of Directors of Companhia Energética de Minas Gerais – Cemig, made the following decisions:

1.     Contracting of services for issuance of promissory notes.

2.     Issuance of promissory notes.

3.     Concession of guarantees to the issue of promissory notes by Cemig D.

4.     Concession of guarantees to the issue of promissory notes by Cemig GT.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7.     Summary of Minutes of the 524th Meeting of the Board of Directors, December 6, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

524TH MEETING

Date, time and place:	December 6, 2011 at 9.00 a.m. at the company’s head office,
Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chair: Dorothea Fonseca Furquim Werneck;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I                                The Chair asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II                            The Chair reported that Business Development Committee had examined the matters on the agenda, and had recommended approval of them.

III                        The Board approved the minutes of this meeting.

IV                       The Board authorized:

1                 a)     Opening of Administrative Proceedings for Exemption from Tender, and contracting of BB-Banco de Investimento S.A., Banco Bradesco-BBI S.A., Banco BTG Pactual S.A., Banco Itaú BBA S.A., HSBC Corretora de Títulos e Valores Mobiliários S.A. and Banco Votorantim S.A. as managers of Cemig’s 4th issue of commercial promissory notes, under the regime of firm subscription guarantee, with restricted placement efforts as per Instruction 476/2009 of the CVM (the Brazilian Securities Commission) (CVM Instruction 476/2009).

b)             Contracting of a mandated bank and custodian for the 4th issue of promissory notes.

c)              Registry of the issue for distribution in the primary market and for trading in the secondary market on the Cetip Organized Markets.

d)             Payment of all the costs inherent to and indispensable for carrying out the issue.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2                 a)     The fourth issue of commercial promissory notes by Cemig (“the Promissory Notes”, and “the Issuer”, respectively) for public distribution, with restricted placement efforts, as per CVM Instruction 476/2009, as amended, CVM Instruction 134, of November 1, 1990, as amended, and other applicable regulations, having as target public qualified investors, as defined in Article 109 of CVM Instruction 409/2004, as amended, taken with Article 4 of CVM Instruction 476 (Qualified Investors), with the following characteristics:

Issuer:	COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Lead Manager:	BB Banco de Investimento S.A.

Managers:

Banco Bradesco BBI S.A., Banco BTG Pactual S.A., Banco Itaú BBA S.A., HSBC Corretora de Títulos e Valores Mobiliários S.A. and Banco Votorantim S.A., and other financial institutions indicated by the Lead Manager by common agreement with the Managers and approved by the Issuer as a result of any process of syndication.

Use of proceeds:	Acquisition of assets and replenishment of the Company’s cash position as a result of investments made.

Volume of the issue:	Up to six billion five hundred million Reais.

Number of series:	Single series.

Nominal unit value:	Ten million Reais, on the date of issue.

Quantity of Promissory Notes: Up to six hundred and fifty.

Placement procedure and regime: Public distribution, with restricted placement efforts, on an organized over-the-counter market administered and operated by Cetip S.A. — Organized Markets, under the regime of firm guarantee of subscription by the Lead Manager and the Managers.

Form:

The Notes will be issued in nominal and physical form and be held on deposit at the Mandated Bank, a financial institution qualified to provide custody services, and will be transferable by signed endorsement simply transferring ownership. For all legal purposes the ownership of the promissory notes will be proven by the respective physical Note. Additionally, for the promissory notes held in custody electronically by Cetip, the ownership of the promissory notes will be proven by the statement of account position issued by Cetip in the name of the holder.

Date of issue:	Date of the actual subscription and paying up of the Promissory Notes, to be decided.

Subscription price:

The issue shall be subscribed at the nominal unit value. Procedure for subscription and paying-up: Subscription and paying up of the Promissory Notes shall take place in accordance with the procedures adopted by Cetip through the Distribution Module Securities Distribution System (SDT — Módulo de Distribuição).

The Promissory Notes shall be paid at sight at the moment of subscription, in Brazilian currency, in accordance with the settlement rules applicable to Cetip, within the period of placement and public distribution of the Promissory Notes, in accordance with the Contract for Structuring, Management and Public Distribution with Restricted Placement Efforts under the Regime of Firm Guarantee of Subscription of Cemig’s 4th Issue of Commercial Promissory Notes.

Period and maturity:	The Notes shall have tenor of three hundred and sixty days from their date of issue, and all shall have the same maturity date.

Remuneration:

The nominal unit value of the Promissory Notes will not undergo monetary updating. The Promissory Notes shall carry the right to remuneratory interest corresponding to 106.00% of the average rate for one-day interbank deposits — the over extra-grupo category of the DI Rate — expressed in the form of percentage per year, on the two hundred and fifty business days basis, calculated and published daily by Cetip in the daily bulletin on its internet site (http://www.cetip.com.br).

The Remuneration shall be calculated exponentially and cumulatively “pro rata tempore” by business days elapsed, on the nominal unit value of each Promissory Note from the date of issue to its maturity date, or the date of any early redemption due to any of the default events as defined in the “List of Formulas for Commercial Promissory Notes and Bonds — Cetip 21”, available for consultation on the site referred to above, which shall be included in the physical Promissory Notes.

The Lead Manager and the Managers may, at their exclusive option, effect the issue by a bookbuilding procedure (collection of investment intentions), subject to the rate of 106.00% of the DI Rate.

Payment of the remuneration: The remuneration shall be paid in a single installment, on the maturity date or on the date of early redemption of the Promissory Notes, or on the date of early maturity resulting from the occurrence of one of the default events described on the physical Promissory Notes.

Amortization of the nominal unit value: Amortization shall be in a single installment, on the maturity date or on any date of early redemption of the Promissory Notes, or on any date of early maturity resulting from the occurrence of one of the default events described on the physical Promissory Notes.

Placement and trading:

The Notes shall be registered for distribution in the primary market and for trading in the secondary market, subject to the requirements and procedures specified in CVM Instruction 476, in the SDT Modular Distribution System, and in Cetip 21 — Securities (CETIP21 — Títulos e Valores Mobiliários), both administered and operated by Cetip, and financial settlement of the distribution and trading transactions, and electronic custody of the Promissory Notes, shall be carried out by Cetip.

Guarantee:	The Notes shall not have any type of guarantee or surety.

Renegotiation:	None.

Optional early redemption: The issuer may make early redemption of the Promissory Notes, at any time from 30 calendar days after the respective date of issue, in whole or in part, on payment of the nominal unit value plus the remuneration , calculated from the date of issue until the date of effective redemption, in accordance with the legislation, giving Cetip and the holders of the promissory notes five business days’ advance notice, without payment of any premium to the holders of the Promissory Notes. In the event of partial early redemption, this shall be put into effect by drawing of lots, in accordance with Paragraph 4 of Article 7 of CVM Instruction 134, as amended. At the time of subscription and paying-up of the Promissory Note or its acquisition in a secondary market, the owner shall grant express irrevocable consent in advance to early unilateral redemption of the promissory note by the Company, in the terms of CVM Instruction 134.

Place of payment:

The payments shall be made in accordance with the procedures of Cetip, for the Promissory Notes registered in CETIP21, or, for the holders of Promissory Notes that are not linked to that system, at the Issuer’s head office in accordance with the procedures of the mandated bank.

Extension of periods:

If the date of maturity of an obligation coincides with a day that is not a business or banking business day at the location of the head office of the Company, the date of payment shall be deemed automatically postponed to the next business day, without any addition to the amount to be paid, except in cases where the payment is to be made through Cetip, in which case the extension will take place only when the date of the payment coincides with a Saturday, Sunday or national public holiday.

Early maturity:

The holders of the Promissory Notes may declare all the obligations arising from the Promissory Notes which they hold to be automatically due and payable, and demand immediate payment by the Issuer of the Nominal Unit Value of the Promissory Notes, augmented by the Remuneration and the charges, calculated pro rata temporis, from the Issue Date, by letter delivered with advice of receipt or letter posted with advice of receipt addressed to the head office of the Issuer, in any of the following default events:

(i)

declaration of bankruptcy, dissolution and/or liquidation of the Issuer or application for Judicial Recovery or out-of-Court reorganization of the Issuer of an application for bankruptcy made by the Issuer, or any analogous event that characterizes a state of insolvency of the Issuer, in accordance with the applicable legislation;

(ii)

legitimate and reiterated protest proceedings on securities against the Issuer, the unpaid value of which, individually or in aggregate, is more than R$ 50,000,000.00 (fifty million Reais) unless the protest proceedings have been lodged in error or due to bad faith of third parties, provided this is validly proven by the Issuer, or if cancelled or if validly contested in court, in any event, within a maximum period of 30 (thirty) calendar days from the date of the obligation becoming due.

(iii)

early maturity of any pecuniary obligation of the Company arising from default on an obligation to pay any individual or aggregate amount greater than fifty million Reais or its equivalent in other currencies.

(iv)

change, transfer or assignment, direct or indirect, of the stockholding control of the Issuer (and/or of the Guarantor, as the case may be), unless this takes place by order of a court, without the prior consent of holders of Promissory Notes representing at least 75% of the Promissory Notes in Circulation.

	(v)	absorption of the Issuer by another company, or split or merger of the Issuer, unless this takes place by order of a court.

	(vi)	privatization of the Issuer;

	(vii)	termination, for any reason, of any of the concession contracts held by the Issuer such as represent an adverse material impact on the Issuer’s payment capacity; or,

(viii)

default unjustified by the Issuer, or absence of legal and/or court measures required for the non-payment of any debt or any obligation to pay, under any agreement to which it/they are a party as borrower or Guarantor, the value of which, individually or in aggregate, is greater than R$ 50,000,000.00 (fifty million Reais) or its equivalent in other currencies.

For the purposes of sub-item (vi) above, privatization is defined as an event in which the present direct controlling stockholder of the Issuer, the State of Minas Gerais, directly or indirectly ceases to hold the equivalent of, at least, 50% (fifty percent) plus one share of the total of the shares representing the Issuer’s voting stock. Occurrence of any of the events specified in sub-items (i) and (iii) above shall result in immediate early maturity of the promissory notes, independently of advice or notice, through the Courts or otherwise, and of any consultation with their holders. In any of the other events indicated above, a General Meeting of holders of the promissory notes must be held, within 48 (forty-eight) hours from the date on which any of the holders of the promissory notes becomes aware of the event, to decide on non-declaration of early maturity of the Promissory Notes, which shall be decided by holders of the promissory notes representing at least 2/3 (two-thirds) of the promissory notes of the issue in circulation.

In the event of early maturity of the promissory notes, the Issuer undertakes to pay all the amounts owed and comply with all the other obligations set out on the physical Promissory Notes, in any event within up to three business days from receipt by the Issuer of written communication about the occurrence of one of the default events.

b)

Execution of the documents that are indispensable to the said issue after conclusion of the due procedure of tender and/or exemption from tender, such as: The Contract for Structuring, Management and Public Distribution, with Restricted Placement Efforts, under the regime of Firm Guarantee of Subscription, of Commercial Promissory Notes of the Issuer’s 4th Issue; the physical Promissory Notes; the mandated bank contract; and such other documents as are necessary for carrying out of the present issue, once duly examined by the legal department and provided that they do not cause cost for the transaction.

c)	Carrying out of all the acts necessary for putting into effect the decisions here referred to;

3                 a)     Provision  of a guarantee by Cemig for Cemig D’s 4th issue of commercial promissory notes (“the Promissory Notes”, and “the Issuer”, respectively) for public distribution, with restricted placement efforts, as per CVM Instruction 476/2009, as amended, CVM Instruction 134/1990, as amended, and other applicable regulations, having a target public exclusively of qualified investors, as defined in Article 109 of CVM Instruction 409/2004, as amended, taken with Article 4 of CVM Instruction 476 (“Qualified Investors”), with the following characteristics:

ISSUER:	CEMIG DISTRIBUIÇÃO S.A. — CEMIG D.

Lead Manager:	BB Banco de Investimento S.A.

Managers:

Banco Bradesco BBI S.A., Banco BTG Pactual S.A., Banco Itaú BBA S.A., and other financial institutions indicated by the Lead Manager by common agreement with the Managers and approved by the Issuer as a result of any process of syndication.

Guarantee:	The Promissory notes and all obligations resulting from them shall have the corporate guarantee of Cemig through its surety stated on the physical promissory notes.

Use of proceeds:	Replenishment of working capital.

Volume of the issue:	One hundred million Reais.

Number of series:	Single series.

Nominal unit value:	Twelve million five hundred thousand Reais, on the date of issue.

Quantity of Promissory Notes: Eight.

Placement procedure and regime: Public distribution, with restricted placement efforts, on an organized over-the-counter market administered and operated by Cetip S.A. — Organized Markets, under the regime of firm guarantee of subscription by the Lead Manager and the Managers.

Form:

The Notes will be issued in nominal and physical form and be held on deposit at the Mandated Bank, a financial institution qualified to provide custody services, and will be transferable by signed endorsement simply transferring ownership. For all legal purposes the ownership of the promissory notes will be proven by the respective physical Note. Additionally, for the promissory notes held in custody electronically in Cetip, the ownership of the promissory notes will be proven by the statement of account position issued by Cetip in the name of the holder.

Date of issue:	Date of the actual subscription and paying up of the Promissory Notes, to be decided.

Subscription price:	The issue shall be subscribed at the nominal unit value.

Procedure for subscription and paying-up: Subscription and paying up of the Promissory Notes shall take place in accordance with the procedures adopted by Cetip through the Distribution Module Securities Distribution System (SDT — Módulo de Distribuição). The Promissory Notes will be paid up at sight simultaneously with subscription, in Brazilian currency, in accordance with the rules for settlement applicable to Cetip.

Period and maturity:	They shall have tenor of up to three hundred and sixty calendar days from the date of issue.

Remuneration:

The nominal unit value of the Promissory Notes will not undergo monetary updating. The Promissory Notes shall carry the right to remuneratory interest corresponding to 106.00% of the average rate for one-day interbank deposits — the over extra-grupo category of the DI Rate —expressed in the form of percentage per year, on the two hundred and fifty business days basis, calculated and published daily by Cetip in the daily bulletin on its internet site (http://www.cetip.com.br). The Remuneration shall be calculated exponentially and cumulatively “pro rata tempore” by business days elapsed, on the nominal unit value of each Promissory Note from the date of issue to its maturity date, or the date of any early redemption due to any of the default events as defined in the “List of Formulas for Commercial Promissory Notes and Bonds — Cetip 21”, available for consultation on the site referred to above, which shall be included in the physical Promissory Notes.

Payment of the remuneration: The remuneration shall be paid in a single installment, on the maturity date or on the date of early redemption of the Promissory Notes, or on the date of early maturity resulting from the occurrence of one of the default events described on the physical Promissory Notes.

Amortization of the nominal unit value: Amortization shall be in a single installment, on the maturity date or on the date of early redemption of the Promissory Notes, or on any date of early maturity resulting from the occurrence of one of the default events described on the physical Promissory Notes.

Placement and trading:

The Notes shall be registered for distribution in the primary market and for trading in the secondary market, subject to the requirements and procedures specified in CVM Instruction 476, in the SDT Modular Distribution System, and in Cetip 21 — Securities (CETIP21 — Títulos e Valores Mobiliários), both administered and operated by Cetip, and financial settlement of the distribution and trading transactions, and electronic custody of the Promissory Notes, shall be carried out by Cetip.

Renegotiation:	None.

Optional early redemption: The issuer may make early redemption of the Promissory Notes, at any time later than 30 calendar days from the date of issue, in whole or in part, on payment of the nominal unit value plus the remuneration, calculated from the date of issue until the date of effective redemption, in accordance with the legislation, giving Cetip and the holders of the promissory notes five business days’ advance notice, without payment of any premium to the holders of the Promissory Notes.

In the event of partial early redemption, this shall be put into effect by drawing of lots, in accordance with Paragraph 4 of Article 7 of CVM Instruction 134, as amended. At the time of subscription and paying-up of the Promissory Note or its acquisition in a secondary market, the owner shall grant express irrevocable consent in advance to early unilateral redemption of the promissory note by the Company, in the terms of CVM Instruction 134.

Place of payment:

The payments shall be made in accordance with the procedures of Cetip, for the Promissory Notes registered in CETIP21, or, for the holders of Promissory Notes that are not linked to that system, at the Issuer’s head office in accordance with the procedures of the mandated bank.

Extension of periods:

If the date of maturity of an obligation coincides with a day that is not a business or banking business day at the location of the head office of the Company, the date of payment shall be deemed automatically postponed to the next business day, without any addition to the amount to be paid, except in cases where the payment is to be made through Cetip, in which case the extension will take place only when the date of the payment coincides with a Saturday, Sunday or national public holiday.

Early maturity:

The holders of the Promissory Notes may declare all the obligations arising from the Promissory Notes which they hold to be automatically due and payable, and demand immediate payment by the Issuer of the Nominal Unit Value of the Promissory Notes, augmented by the Remuneration and the charges, calculated pro rata temporis, from the Issue Date, by letter delivered with advice of receipt or letter posted with advice of receipt addressed to the head office of the Issuer, in any of the following events:

(i)

decree of bankruptcy, or dissolution and/or liquidation of the Issuer and/or the Guarantor, or application for judicial recovery or out-of-court reorganization or bankruptcy formulated by the Issuer and/or by the Guarantor; or, further, any analogous event that characterizes a state of insolvency, including an agreement with creditors, in accordance with the applicable legislation;

(ii)

legitimate and reiterated protest proceedings on securities against the Issuer and/or against the Guarantor, the unpaid value of which, individually or in aggregate, is more than R$ 50,000,000.00 (fifty million Reais) unless the protest proceedings have been lodged in error or due to bad faith of third parties, provided this is validly proven by the Issuer and/or by the Guarantor (as applicable), or if cancelled or if validly contested in court, in any event, within a maximum period of 30 (thirty) calendar days from the date of the obligation becoming due;

(iii)

early maturity of any pecuniary obligation of the Issuer and/or of the Guarantor arising from default on an obligation to pay any individual or aggregate amount greater than R$ 50,000.000.00 (fifty million Reais) or its equivalent in other currencies;

(iv)

change, transfer or assignment, direct or indirect, of the stockholding control of the Issuer and/or of the Guarantor, unless this takes place by order of a court, without the prior consent of holders of Promissory Notes representing at least 75% of the Promissory Notes in Circulation.

	(v)	absorption of the Issuer and/or of the Guarantor by another company, or split or merger of the Issuer and/or of the Guarantor, unless this takes place by order of a court;

(vi)

termination, for any reason, of any of the concession contracts held by the Issuer and /or by the Guarantor such as represents an adverse material impact on the Issuer’s and/or the Guarantor’s payment capacity; or

(viii)

default unjustified by the Issuer and/or by the Guarantor, or absence of legal and/or court measures required for the non-payment of any debt or any obligation to pay, under any agreement to which it/they are a party as borrower or Guarantor, the value of which, individually or in aggregate, is greater than R$ 50,000,000.00 (fifty million Reais) or its equivalent in other currencies.

For the purposes of sub-item (vi) above, privatization is defined as an event in which: the Guarantor, the present direct controlling stockholder of the Issuer, ceases directly or indirectly to hold the equivalent of, at least, 50% (fifty percent) plus one share of the total of the shares representing the Issuer’s voting stock; and/or (ii) the Government of the State of Minas Gerais, currently controlling stockholder of the Guarantor, ceases directly or indirectly to hold the equivalent of, at least, 50% (fifty per cent) plus one share of the total of the shares representing the voting capital of the Guarantor. Occurrence of any of the events specified in sub-items (i) and (iii) above shall result in immediate early maturity of the promissory notes, independently of advice or notice, through the Courts or otherwise, and of any consultation with their holders.

In any of the other events indicated above, a General Meeting of holders of the promissory notes must be held, within 48 (forty-eight) hours from the date on which any of the holders of the promissory notes becomes aware of the event, to decide on non-declaration of early maturity of the Promissory Notes, which shall be decided by holders of the promissory notes representing at least 2/3 (two-thirds) of the promissory notes of the issue in circulation.

Cemig undertakes the commitment as guarantor and principal payer of all the obligations arising from this issue, until their final settlement. The guarantee is given by Cemig irrevocably, and shall remain in effect until total compliance, by the Issuer, with all of its obligations set out in the physical Promissory Notes.

b)

Signing of the documents necessary for making the above mentioned guarantee effective, in such a way that the guarantee is existing, valid and efficacious for as long any obligation to be assumed by the issuer is not complied with, including: The Contract for Structuring, Management and Public Distribution, with Restricted Placement Efforts, under the regime of Firm Guarantee of Subscription, of Commercial Promissory Notes of the Issuer’s 4th Issue; the physical Promissory Notes; and other contracts necessary for carrying out of the present issue, once duly examined by the legal department and provided that they do not cause cost for the transaction.

c)	Carrying out of all the acts necessary for putting into effect the decisions here stated.

4                 a)     Provision of a guarantee by Cemig for Cemig GT’s 4th issue of commercial promissory notes (“the Promissory Notes”, and “the Issuer”, respectively) for public distribution, with restricted placement efforts, as per CVM Instruction 476/2009, as amended, CVM Instruction 134/1990, as amended, and other applicable regulations, having a target public exclusively of qualified investors, as defined in Article 109 of CVM Instruction 409/2004, as amended, taken with Article 4 of CVM Instruction 476 (“Qualified Investors”), with the following characteristics:

ISSUER:	CEMIG GERAÇÃO E TRANSMISSÃO S.A. — CEMIG GT

Lead Manager:	HSBC Corretora de Títulos e Valores Mobiliários S.A.

Managers:

Banco BTG Pactual S.A. and Banco do Nordeste do Brasil S.A., and other financial institutions indicated by the Lead Manager by common agreement with the Managers and approved by the Issuer as a result of any process of syndication.

Guarantor:	The Promissory notes and all the obligations resulting from them shall have the corporate guarantee of Cemig through its surety stated on the physical promissory notes.

Use of proceeds:	Payment of part of the debt corresponding to the first series of the Issuer’s second issue of non-convertible debentures, becoming due on January 15, 2012;

Volume of the issue:	One billion Reais.

Number of series:	Single series.

Nominal unit value:	Ten million Reais, on the date of issue.

Quantity of Promissory Notes: One hundred.

Placement procedure and regime: Public distribution, with restricted placement efforts, on an organized over-the-counter market administered and operated by Cetip S.A. — Organized Markets, under the regime of firm guarantee of subscription by the Managers, not given jointly, for the total volume of the issue, to be exercised solely in the event of demand for the Promissory Notes from Qualified Investors not exceeding the limit established for the issue by the date specified in the related placement contract for subscription and paying up of the Promissory Notes. The commitment of firm guarantee is valid for one hundred and eighty calendar days from the date of the proposal, this period being extendable at the exclusive option of the Managers.

Form:

The Notes will be issued in nominal and physical form and be held on deposit at the Mandated Bank, a financial institution qualified to provide custody services, and will be transferable by signed endorsement simply transferring ownership. For all legal purposes the ownership of the promissory notes will be proven by the respective physical Note. Additionally, for the promissory notes held in custody electronically in CETIP, the ownership of the promissory notes will be proven by the statement of account position issued by Cetip in the name of the holder.

Date of issue:	Date of the actual subscription and paying up of the Promissory Notes, to be decided.

Subscription price:	The issue shall be subscribed at the nominal unit value.

Procedure for subscription and paying-up: Subscription of the Promissory Notes shall take place in accordance with the procedures adopted by Cetip through the Distribution Module Securities Distribution System (SDT — Módulo de Distribuição). The Promissory Notes shall be paid up at sight simultaneously with subscription, in Brazilian currency, in accordance with the rules for settlement applicable to Cetip.

Period and maturity:	They shall have tenor of up to one hundred and eighty calendar days from the date of issue.

Remuneration:	The nominal unit value of the Promissory Notes will not undergo monetary updating. The Promissory notes shall carry the right to remuneratory interest as follows:

(i)

from the date of issue up to the sixtieth (60th) calendar day from the date of issue, exclusive, 103.00% of the average rate for one-day interbank financing — the over extra-grupo DI rate, expressed in the form of percentage per year, on the 250 business days basis, calculated and published daily by Cetip in its daily bulletin on its Internet site (http://www.cetip.com.br) (“the DI Rate”);

	(ii)	from the sixtieth (60th) calendar day, inclusive, from the date of issue up to the one hundred and twentieth (120th) calendar day, exclusive, from the issue date, 104.00% of the DI Rate; and

(ii)

from the one hundred and twentieth (120th) calendar day, inclusive, up to the one hundred and eightieth (180th) calendar day, exclusive, from the date of issue, 105.00% of the DI Rate. The Remuneration shall be calculated exponentially and cumulatively “pro rata tempore” by business days elapsed, on the nominal unit value of each Promissory Note from the date of issue to its maturity date, or the date of any early redemption, or of early maturity due to the occurrence of any of the default events as per the criteria defined in the “List of Formulas for Commercial Promissory Notes and Bonds — Cetip 21”, available for consultation on the site referred to above, which shall be included in the physical Promissory Notes.

Payment of the remuneration: Remuneration shall be paid on the 60th, 120th and 180th calendar days from the date of issue.

Amortization of the nominal unit value: Amortization shall be in a single installment, on the maturity date or on the date of early redemption of the Promissory Notes, or on the date of early maturity resulting from the occurrence of one of the default events described on the physical Promissory Notes.

Placement and trading: The Notes shall be registered for distribution in the primary market and for trading in the secondary market, subject to the requirements and procedures specified in CVM Instruction 476, in the Distribution Module Securities Distribution System (SDT — Módulo de Distribuição), and in Cetip 21 — Securities (Cetip 21 — Títulos e Valores Mobiliários), both administered and operated by Cetip, and financial settlement of the distribution and trading transactions, and electronic custody of the Promissory Notes, shall be carried out by Cetip.

Renegotiation:	None.

Optional early redemption: The issuer may make early redemption of the Promissory Notes, at any time later than 30 calendar days from the date of issue, in whole or in part, on payment of the nominal unit value plus the remuneration, calculated from the date of issue until the date of effective redemption, in accordance with the legislation, giving Cetip and the holders of the Promissory Notes five business days’ advance notice, without payment of any premium to the holders of the Promissory Notes. In the event of partial early redemption, this shall be put into effect by drawing of lots, in accordance with Paragraph 4 of Article 7 of CVM Instruction 134, as amended. At the time of subscription and paying-up of the Promissory Note or its acquisition in a secondary market, the owner shall grant express irrevocable consent in advance to early unilateral redemption of the promissory note by the Company, in the terms of CVM Instruction 134.

Place of payment:

The payments shall be made in accordance with the procedures of Cetip, for the Promissory Notes registered in CETIP21, or, for the holders of Promissory Notes that are not linked to that system, at the Issuer’s head office in accordance with the procedures of the mandated bank.

Extension of periods:

If the date of maturity of an obligation coincides with a day that is not a business or banking business day at the location of the head office of the Issuer, the date of payment shall be deemed automatically postponed to the next business day, without any addition to the amount to be paid, except in cases where the payment is to be made through Cetip, in which case the extension will take place only when the date of the payment coincides with a Saturday, Sunday or national public holiday.

Early maturity:

The holders of the Promissory Notes may declare all the obligations arising from the Promissory Notes which they hold to be automatically due and payable, and demand immediate payment by the Issuer of the Nominal Unit Value of the Promissory Notes, augmented by the Remuneration and the charges, calculated pro rata temporis, from the Issue Date, by letter delivered with advice of receipt or letter posted with advice of receipt addressed to the head office of the Issuer, in any of the following default events:

	(i)	decree of bankruptcy, or dissolution and/or liquidation of the Issuer and/or Cemig, or application for judicial recovery or out-of-court reorganization or bankruptcy formulated by the Issuer and/or by Cemig; or, further, any analogous event that characterizes a state of insolvency, including an agreement with creditors, in accordance with the applicable legislation;

(ii)

legitimate and reiterated protest proceedings on securities against the Issuer and/or against Cemig, the unpaid value of which, individually or in aggregate, is more than R$ 50,000,000.00 (fifty million Reais) or its equivalent in other currencies, unless the protest proceedings have been lodged in error or due to bad faith of third parties, provided this is validly proven by the Issuer and/or by Cemig, as applicable, or if suspended, cancelled or validly contested in court, in any event, within a maximum period of 30 (thirty) calendar days from the date of the obligation becoming due.

(iii)

early maturity of any pecuniary obligation of the Issuer and/or of Cemig arising from default on an obligation to pay any individual or aggregate amount greater than R$ 50,000.000.00 (fifty million Reais) or its equivalent in other currencies;

(iv)

change, transfer or assignment, direct or indirect, of the stockholding control of the Issuer and/or of Cemig, unless this takes place by order of a court, without the prior consent of holders of Promissory Notes representing at least 75% of the Promissory Notes in circulation.

(v)

absorption of the Issuer and/or of Cemig by another company, split or merger of the Issuer and/or of Cemig, unless by order of a Court or by regulatory decision, or if linked to any transfer of the Issuer’s stockholding control of Transmissora Aliança de Energia Elétrica S.A. — Taesa to Cemig, or if related to an asset swap transaction (stockholding optimization), or, further, if it does not cause a change in the rating of the Issuer and/or of Cemig existing on the date of the issue;

	(vi)	privatization of the Issuer and/or of Cemig.

	(vii)	termination, for any reason, of any of the concession contracts held by the Issuer and/or by Cemig such as represents an adverse material impact on the Issuer’s and/or Cemig’s payment capacity; or

(viii)

default unjustified by the Issuer and/or by Cemig, or absence of legal and/or court measures required for the non-payment of any debt or any obligation to pay, under any agreement to which it/they are a party as borrower or Guarantor, the value of which, individually or in aggregate, is greater than R$ 50,000,000.00 (fifty million Reais) or its equivalent in other currencies.

For the purposes of sub-item (vi) above, privatization is defined as an event in which: Cemig, the present direct controlling stockholder of the Issuer, directly or indirectly ceases to hold the equivalent of, at least, 50% plus one share of the total of the shares representing the Issuer’s voting stock, and/or the entity currently controlling Cemig, the State of Minas Gerais, directly or indirectly ceases to hold the equivalent of, at least, 50% plus one of the total of the shares representing the voting capital of Cemig.

Occurrence of any of the events specified in sub-items (i) and (iii) above shall result in immediate early maturity of the promissory notes, independently of advice or notice, whether through the Courts or otherwise, or any consultation with their holders.

In any of the other events indicated above, a General Meeting of holders of the promissory notes must be held, within 48 (forty-eight) hours from the date on which any of the holders of the promissory notes becomes aware of the event, to decide on non-declaration of early maturity of the Promissory Notes, which shall be decided by holders of the promissory notes representing at least 2/3 (two-thirds) of the promissory notes of the issue in circulation.

Cemig undertakes the commitment as guarantor and principal payer of the obligations arising from this issue, until their final settlement. The guarantee is given by Cemig irrevocably, and shall remain in effect until total compliance, by the Issuer, with all of its obligations set out in the physical Promissory Notes.

b)

Signing of the documents necessary for making the above mentioned guarantee effective, in such a way that the guarantee is existing, valid and efficacious for as long as any obligation to be assumed by the issuer is not complied with, including:

The Contract for Management, Placement and Public Distribution, with Restricted Placement Efforts, under the regime of Firm Guarantee of Subscription, of Commercial Promissory Notes of the Issuer’s 4th Issue; the physical Promissory Notes; and other contracts duly examined by the legal department and provided that they do not cause cost for the transaction.

c)	Carrying out of all the acts necessary for putting into effect the decisions here stated.

The following were present:

Board members:

Dorothea Fonseca Furquim Werneck,
Saulo Alves Pereira Junior,
Djalma Bastos de Morais,
Adriano Magalhães Chaves,
Antônio Adriano Silva,
Fernando Henrique Schüffner Neto,
Arcângelo Eustáquio Torres Queiroz,
Paulo Márcio de Oliveira Monteiro,

Eduardo Borges de Andrade,
Cezar Manoel de Medeiros,
Francelino Pereira dos Santos,
Franklin Moreira Gonçalves,
Guy Maria Villela Paschoal,
Paulo Sérgio Machado Ribeiro,
João Camilo Penna,
Tarcísio Augusto Carneiro,
Paulo Roberto Reckziegel Guedes;

Secretary:	Anamaria Pugedo Frade Barros.

8.               Summary of Principal Decisions of the 525th Meeting of the Board of Directors, December 6 and 9, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

Summary of principal decisions

At its 525th meeting, opened on December 6 and completed on December 9, 2011, the Board of Directors of Companhia Energética de Minas Gerais decided on the following matters:

1. Disposal of a real estate property.

2. Contracting of external auditing services.

3. Orientation of votes in meetings of Parati S.A.

4. Declaration of extraordinary dividends in the amount of R$ 850 million.

5. The Porto Project.

Av.Barbacena, 1200 - Santo Agostinho - CEP  30190-131

Belo Horizonte - MG - Brasil - Fax (31)3506-5025 - Tel.: (31)3506-5024

9.     Material Announcement — Binding Bid for Stake in EDP, dated December 9, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

MATERIAL ANNOUNCEMENT

Binding bid for stake in EDP

Cemig (Companhia Energética de Minas Gerais), a listed company with share securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358/02, as amended, and its own commitment to best corporate governance practices, hereby informs its stockholders and the market in general as follows:

On today’s date Cemig presented a binding proposal for acquisition of the 21.35% stockholding interest in Energias de Portugal S.A. (EDP), held by Parpública — Participações Públicas (SGPS), S.A.

If Cemig is the winner in the tender procedure, two companies will be created outside Brazil to provide a vehicle for the transaction to be put into effect.

Cemig reiterates its commitment to seek investment opportunities that comply with the requirements for profitability and returns established by its stockholders, and to disclose all and any information on material events, when they take place.

Belo Horizonte, December 9, 2011

Arlindo Porto Neto

Acting Chief Finance and Investor Relations Officer.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10.         Notice to Stockholders — Extraordinary Dividend: R$ 850 million, dated December 9, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

NOTICE TO STOCKHOLDERS

EXTRAORDINARY DIVIDEND: R$ 850 million

We advise our stockholders that the Board of Directors, in a meeting opened on December 6, and continued and closed on December 9, 2011, decided to distribute extraordinary dividends in the amount of R$ 850 million (eight hundred and fifty million Reais), corresponding to R$ 1.246108363 per share, to be paid by December 28, 2011, to stockholders whose names are in the Company’s Nominal Share Registry on the date of the decision to declare this dividend, namely December 9, 2011, for the purposes specified in Article 205 of Law 6404/76.

The shares will trade ex-dividend on the first business day following the date of the said decision.

We remind stockholders of the importance of updating their registry information. To update your stockholder registry details, just visit any branch of Banco Bradesco S.A. (the Institution which administers Cemig’s Nominal Share Registry System), with your personal documents.

Stockholders whose bank details are up-to-date with the Custodian Bank for Cemig’s nominal shares (Banco Bradesco S.A.) will have their credits posted automatically on the day of payment, on which occasion they will receive the advice of the corresponding credit.

Proceeds from shares deposited in custody at CBLC (Companhia Brasileira de Liquidação e Custódia — the Brazilian Settlement and Custody Company) will be credited to that entity and the Depositary Brokers will be responsible for passing the amounts through to holders.

Belo Horizonte, December 9, 2011

Arlindo Porto Neto

Acting Chief Finance and Investor Relations Officer.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11.         Summary of Principal Decisions of the 526th Meeting of the Board of Directors, December 15, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

BOARD OF DIRECTORS

MEETING

OF DECEMBER 15, 2011

SUMMARY OF PRINCIPAL DECISIONS

At its 526th meeting, held on December 15, 2011, the Board of Directors of Companhia Energética de Minas Gerais decided on the following matters:

1.                             Calendar of meetings in 2012.

2.                             Incentive-bearing donation to the Values of Minas (Valores de Minas) Project.

3.                             Signature of amendment to a memorandum of agreement with Light S.A. and CPFL Energia S.A.

4.                             Signature of loan agreements with Lightger S.A. / Re-ratification of Board Spending Decision (CRCA).

5.                             Appointment of a Chief Officer to the Management of Norte Energia S.A.

6.                             Signature of a contract for assignment of shared use of infrastructure and provision of services, with CemigTelecom / Re-ratification of CRCA.

7.                             Signature of amendment to contracts with Fundação Forluminas de Seguridade Social — Forluz.

8.                             Grant of annual paid leave to the Chief Executive Officer.

9.                             Orientation of vote in meetings of Empresa Paraense de Transmissão de Energia S.A. — ETEP and Empresa Norte de Transmissão de Energia S.A. — ENTE.

10.                       Orientation of vote in meetings of Empresa Catarinense de Transmissão de Energia S.A. — ECTE.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.         Notice to Stockholders —  Extraordinary dividend will be paid on December 28, 2011,  dated December 15, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

Extraordinary dividend will be paid on Dec. 28

Complementing the Notice to Stockholders published on December 12, 2011, Cemig advises stockholders that it will pay the extraordinary dividends referred to in that Notice, in the amount of R$ 850 million (eight hundred and fifty million Reais), equivalent to R$ 1.246108363 per share, on December 28, 2011 — to stockholders whose names were on the Company’s Nominal Share Registry on December 9, 2011.

Stockholders whose bank details are up to date with the Custodian Bank for Cemig’s nominal shares (Banco Bradesco S.A.) will have their credits posted automatically on the day of payment, on which occasion they will receive the advice of the corresponding credit.

In the event of not receiving the notice of credit, the stockholder should visit a branch of Banco Bradesco S.A. to update his/her registry details.

Proceeds for shares deposited in custody at CBLC (Companhia Brasileira de Liquidação e Custódia — the Brazilian Settlement and Custody Company) will be credited to that entity and the Depositary Brokers will be responsible for passing the amounts through to holders.

Belo Horizonte, December 15, 2011

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

13.         Minutes of the Extraordinary General Meeting of Stockholders, Companhia Energética de Minas Gerais — CEMIG, December 21, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES

OF THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON

DECEMBER 21, 2011

At 3 p.m. on December 21, 2011, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais — Cemig met in Extraordinary General Meeting at its head office, on first convocation, at Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all placed their signatures and made the required statements.

The stockholder The State of Minas Gerais was represented by Mr.  Marco Antônio Rebelo Romanelli, General Counsel of the State of Minas Gerais, in accordance with the legislation.

Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, stated that there was a quorum for an Extraordinary General Meeting of Stockholders.

She further stated that the stockholders present should choose the Chair of this Meeting, in accordance with Clause 10 of the Company’s Bylaws.

Asking for the floor, the representative of the stockholder The State of Minas Gerais put forward the name of the stockholder Maria Celeste Morais Guimarães to chair the Meeting.  The proposal of the representative of the stockholder The State of Minas Gerais was put to debate, and to the vote, and unanimously approved.

Ms. Guimarães then assumed Chairmanship of the Meeting Committee, declared the Meeting open, and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting.

She requested me to read the convocation notice, published in the newspapers Minas Gerais, official publication of the Powers of the State, and in O Tempo, on December 2, 3 and 6, and in O Tempo on December 2, 3 and 4, 2011, the content of which is as follows:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“  COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on December 21, 2011 at 3 p.m. at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil to decide on the following matters:

1 —              Changes the Company’s Bylaws, to:

I                                Alter the drafting of Sub-item X of Clause 22, to change the attributes of the Chief Counsel.

II                            Alter the drafting of Sub-item XI of Clause 22, to change the attributes of the Chief Officer for Institutional Relations and Communication.

III                        Due to the new Level 1 Differentiated Corporate Governance Practice Regulations of the BM&FBovespa Stock, Commodities and Futures Exchange: to insert a third Paragraph into Clause 1; to change the head paragraph of Clause 12 and to add to it Paragraphs 5 and 6; and to change the drafting of Paragraph 1 of Clause 18.

IV                        Change the wording of Subclause “c” of Clause 17, to improve the drafting, to provide it with greater clarity and scope, in accordance with the principle of transparency in corporate governance.

V                            Change the wording of Paragraph 1 of Clause 17, to improve the drafting, relating to delegation of powers by the Board of Directors to the Executive Board in relation to signature of contracts and other legal transactions with related parties.

2 —              Orientation of vote, by the representatives of Cemig at the Extraordinary General Meeting of Stockholders of Cemig Distribuição S.A. (“Cemig D”) and at the Extraordinary General Meeting of Stockholders of Cemig Geração e Transmissão S.A. (“Cemig GT”), to be held on the same date as the Extraordinary General Meeting of Stockholders of Cemig, in favor of changes in the Bylaws of those Companies.

3 —              Change in the composition of the Board of Directors, as a result of resignations.

4 —              Orientation of vote, by the representatives of Cemig in the Extraordinary General Meetings of Stockholders of Cemig D and Cemig GT to be held on the same day as Cemig holds it EGM to consider alteration of the composition of its Board of Directors, on changes in the composition of the Boards of Directors of those Companies, if there is a change in the composition of the Board of Directors of Cemig.

Under Article 3 of CVM Instruction 165 of December 11, 1991, adoption of the multiple voting system for election of members of the company’s Board requires the vote of stockholders representing a minimum percentage of 5% (five per cent) of the voting stock.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Clause 9 of the Company’s Bylaws, depositing, preferably by December 19, 2011, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office at Av. Barbacena 1200, 19th floor, B1 Wing, Belo Horizonte, Minas Gerais, or showing them at the time of the meeting.

Belo Horizonte, November 18, 2011

Dorothea Fonseca Furquim Werneck

Chair of the Board of Directors   ”

The Chair of the Meeting then stated that it was necessary to appoint new members to the Board of Directors, as a result of vacancies arising from the resignations of the Board members Luiz Carlos Costeira Urquiza, Ricardo Antônio Mello Castanheira and Renato Torres de Faria, as per letters held by the Company.

The Chair of the Meeting then stated that, independently of the present period of office of the Board of Directors having been begun through adoption of the multiple vote, continuance of this process of election had been requested by the stockholder AGC Energia S.A., as per a letter in the Company’s possession.

Hence, this Meeting should elect all the sitting and substitute members of the Board of Directors to complete the period of office of 3 (three) years begun on April 29, 2009, that is to say, until the Annual General Meeting to be held in 2012, a total of 18,269,512 shares being necessary for the election of each Member of the Board of Directors.

Finally, the Chair of the Meeting explained that it will be necessary firstly and in view of Clause 12 of the Bylaws, to proceed to election of the sitting member and his respective substitute member put forward by representatives of the holders of the preferred shares, and only then to apply the instrument of Multiple Vote to fill the remaining vacancies on the Board of Directors.

Asking for the floor, the representative of the stockholder Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI stated an opinion to the effect that there was no need for election, at this present General Meeting, of the members of the Board of Directors appointed by holders of preferred shares, due to the interpretation given by the Securities Commission — CVM (Comissão de Valores Mobiliários) to Article 141 of Law 6404/1976 and its sub-paragraphs, that is to say, that only the posts of membership of the Board of Directors that are filled by adoption of the process of multiple vote should be filled, with those Board Members that were elected by the process of separate election being maintained in their posts.

Asking for the floor, as owners of preferred shares, the representatives of the stockholder Forluz — Fundação Forluminas de Seguridade Social, accompanied by the representative of the stockholder Caixa de Previdência dos Funcionários do Banco do Brasil —PREVI proposed the following stockholders to be members of the Board of Directors:

As Sitting Member:

Guy Maria Villela Paschoal

– Brazilian, married, engineer, resident and domiciled at Belo Horizonte-MG, at Rua Jornalista Djalma Andrade 210, Belvedere, CEP 30320-540, bearer of Identity Card M-616, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000798806-06;

• and as his Substitute Member:
Cezar Manoel de Medeiros

– Brazilian, married, economist, resident and domiciled in Belo Horizonte, Minas Gerais at Alameda Ipê Branco 279, Pampulha, CEP 31275-080-, bearer of Identity Card M-3627440, issued by the Public Safety Department of the State of Minas Gerais, and CPF -006688346-68.

The Chair of the Meeting then submitted the above-mentioned nominations to debate, and, subsequently to votes — separately, with only holders of preferred shares participating, and they were approved, with votes against by the stockholders The Rockefeller Foundation and Xerox Pensions Limited.

The Chair of the Meeting stated that, to complete the Board of Directors, the representative of the stockholder AGC Energia S.A. should put forward five sitting members and their respective substitute members, and the representative of the Stockholder The State of Minas Gerais should put forward eight sitting members and the respective substitute members.

Asking for the floor, the representative of the stockholder AGC Energia S.A. proposed the following stockholders to be members of the Board of Directors:

• as Sitting Members:
Eduardo Borges de Andrade

– Brazilian, married, engineer, resident and domiciled at Belo Horizonte-MG, at Alameda das Falcatas, 879, São Luiz, CEP 31275-070, bearer of Identity Card M-925419, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000309886-91;;

Otávio Marques de Azevedo

– Brazilian, married, engineer, resident and domiciled at São Paulo, São Paulo State, at Rua Afonso Braz, 115/91, Vila Nova Conceição, CEP 04511-010, bearer of Identity Card MG-479057, issued by the Public Safety Department of the State of Minas Gerais, and CPF 129364566-49;

Paulo Roberto Reckziegel Guedes

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais at Av. Paulo Camilo Pena, 495/301, Belvedere, CEP 30320-380, bearer of Identity Card MG-13975681, issued by the Public Safety Department of Minas Gerais State, and CPF nº 400540200-34.

Ricardo Coutinho de Sena

– Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Rio de Janeiro, 2299/1801, Lourdes, CEP 30160-042, bearer of Identity Card M-30172, issued by the Public Safety Department of the State of Minas Gerais, and CPF 090927496-72; and,

Saulo Alves Pereira Junior

– Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Ludgero Dolabela, 857/701, Gutierrez, CEP 30430-130, bearer of Identity Card M-5345878, issued by the Public Safety Department of the State of Minas Gerais, and CPF 787495906-00;

• and as their Substitute Members:
Tarcísio Augusto Carneiro

– Brazilian, legally separated, engineer, resident and domiciled at Belo Horizonte-MG, at Rua Professor Alvino de Paula, 27, Estoril, CEP 30450-430, bearer of Identity Card M-1076524, issued by the Public Safety Department of the State of Minas Gerais, and CPF 372404636-72;

Paulo Márcio de Oliveira Monteiro

– Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Herculano de Freitas, 138/400, Gutierrez, CEP 30430-120, bearer of Identity Card M-739711, issued by the Public Safety Department of the State of Minas Gerais, and CPF 269960226-49;

Bruno Magalhães Menicucci

– Brazilian, single, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Nunes Vieira, 86/402, Santo Antônio, CEP 30350-120, bearer of Identity Card M-11890035, issued by the Public Safety Department of the State of Minas Gerais, and CPF 081100286-16;

Newton Brandão Ferraz Ramos

– Brazilian, married, accountant, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Flavita Bretas, 609/602, Luxemburgo, CEP 30380-410, bearer of Identity Card M-4019574, issued by the Public Safety Department of the State of Minas Gerais, and CPF 813975696-20; and,

José Augusto Gomes Campos

– Brazilian, married, physicist, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Santa Catarina, 1466/1602, Lourdes, CEP 30170-081, bearer of Identity Card MG-3059793, issued by the Public Safety Department of Minas Gerais State, and CPF nº 505516396-87.

The representative of the stockholder The State of Minas Gerais then asked for the floor, and proposed the following stockholders as members of the Board of Directors:

• as Sitting Members:

Dorothea Fonseca Furquim Werneck

– Brazilian, divorced, economist, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Adauto Lúcio Cardoso, 633, Belvedere, CEP 30320-290, bearer of Identity Card nº 3758423-2, issued by the Public Safety Department of Rio de Janeiro State, and CPF nº 261863817-49.

Djalma Bastos de Morais

– Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais at Av. Bandeirantes 665/401, Sion, CEP 30315-000, bearer of Identity Card 1966100268, issued by CREA-RJ (Engineering and Architecture Council of Rio de Janeiro), and CPF nº 006633526-49;

Antônio Adriano Silva

– Brazilian, married, company manager, resident and domiciled at São Paulo-SP, at Avenida Paulista, 1754, 1º floor, Bela Vista, CEP 01310-920, bearer of Identity Card MG-1411903, issued by the Public Safety Department of the State of Minas Gerais, and CPF 056346956-00;

Arcângelo Eustáquio Torres Queiroz

– Brazilian, married, electricity employee, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua da Gameleira 100, Santa Branca, CEP 31565-240, bearer of Identity Card MG3632038, issued by the Public Safety Department of the state of Minas Gerais, and CPF 539109746-00,

Francelino Pereira dos Santos

– Brazilian, married, lawyer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Professor Antônio Aleixo 222/902, Lourdes, CEP 30180-150, bearer of Identity Card M-2063564, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000115841-49;

João Camilo Penna

– Brazilian, married, engineer, resident and domiciled at Belo Horizonte-MG, at Rua La Plata, 90, Sion, CEP 30315-460,, bearer of Identity Card M-246968, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000976836-04;

Joaquim Francisco de Castro Neto

– Brazilian, married, company manager, resident and domiciled at São Paulo-SP, at Rua Oscar Freire, 74/11, Cerqueira Cesar, CEP 01426-000, bearer of Identity Card 3343795-6, issued by the Public Safety Department of the State of São Paulo, and CPF 026491797-91; and

Maria Estela Kubitschek Lopes

– Brazilian, married, architect, resident and domiciled at Rio de Janeiro-RJ, at Rua Alberto de Campos, 237/101, Ipanema, CEP 22411-030, bearer of Identity Card 45280-D, issued by CREA-RJ, and CPF 092504987-56; and

• and as their respective Substitute Members:
Paulo Sérgio Machado Ribeiro

– Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais at Rua Piauí, 1848/503, Funcionários, CEP 30150-321,, bearer of Identity Card 34133/D -, issued by CREA-MG (Engineering and Architecture Council of Minas Gerais), and CPF nº 428576006-15;

Lauro Sérgio Vasconcelos David

– Brazilian, legally separated, engineer, resident and domiciled at São Paulo-SP, at Rua Pedroso Alvarenga, 543, Itaim Bibi, CEP 04531-011, bearer of Identity Card M-3373627, issued by the Public Safety Department of the State of Minas Gerais, and CPF nº 603695316-04

Marco Antonio Rodrigues da Cunha

– Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Miguel Abras 33/501, Serra, CEP 30220-160, bearer of Identity Card M-281574, issued by the Public Safety Department of the State of Minas Gerais, and CPF 292581976-15:

Franklin Moreira Gonçalves

– Brazilian, married, data processing technologist, resident and domiciled at Belo Horizonte-MG, at Rua João Gualberto Filho, 551/302, Sagrada Família, CEP 31030-410, bearer of Identity Card M-5540831, issued by the Public Safety Department of the State of Minas Gerais, and CPF 754988556-72;

Leonardo Maurício Colombini Lima

– Brazilian, married, Graduate in Accounting Sciences, resident and domiciled at Belo Horizonte-MG, at Rua Cônego Rocha Franco, 325/401, Gutierrez, CEP 30441-045, bearer of Identity Card M-705600, issued by the Public Safety Department of the State of Minas Gerais, and CPF 065276716-87;

Guilherme Horta Gonçalves Júnior

– Brazilian, legally separated, economist, resident and domiciled at Belo Horizonte-MG, at Av. Olegário Maciel, 1748/2202, Santo Agostinho, CEP 30180-112, bearer of Identity Card 1622046, issued by the Public Safety Department of the State of Distrito Federal, and CPF 266078757-34;

Adriano Magalhães Chaves

– Brazilian, single, electrical engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua São Mateus 244, Brasil Industrial, CEP 30626-260, bearer of Identity Card 19908712, issued by the Public Safety Department of the state of Minas Gerais, and CPF 086051928-79; and,

Fernando Henrique Schüffner Neto

– Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Martim de Carvalho 395, Apt. 700, Santo Agostinho, CEP 30190-090, bearer of Identity Card M-1311632, issued by the Public Safety Department of the State of Minas Gerais, and CPF 320008396-49.

The nominations put forward by the representative of the stockholder AGC Energia S.A. and by the representative of the stockholder The State of Minas Gerais were placed in debate, and subsequently put to the vote, and were approved unanimously.

The Board Members elected declared — in advance — that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which could be considered to be a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

The Chair of the Meeting further stated that, as a result of the change in the composition of the Board of Directors of Cemig and according to Clause 11, § 1º, of the Company’s Bylaws, and Clause 8, §1 of the Bylaws of Cemig D and of Cemig GT, there is a need to change of the composition of the Boards of Directors of the wholly-owned subsidiaries Cemig D and Cemig GT, because the structure and composition of the Boards of Directors and Audit Boards of those Companies must be identical to those of Cemig.

Continuing the business of the meeting, the Chair of the Meeting then requested the Secretary to read the Proposal of the Board of Directors, which deals with Items 1, 2 and 4 of the Agenda, the text of which is as follows:

“   PROPOSAL BY THE BOARD OF DIRECTORS TO THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD ON DECEMBER 21, 2011

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais (Cemig),

• whereas:

a)              on December 22, 2010 an Extraordinary General Meeting of Stockholders modified the Company’s Bylaws for the purpose, among others, of creating the Office of the Chief Counsel, with the following attributions:

“  a)              to coordinate, execute and control the matters of the legal area;

    b)             to support the other areas of the Company, including, when requested, wholly-owned subsidiaries, affiliates and other subsidiaries, in relation to legal and juridical aspects;

    c)              to manage the administrative and Court proceedings in which the Company is a party and, periodically or when requested, to inform the Executive Board and the Board of Directors on the procedural and legal strategy adopted, and also the progress and situation of such proceedings.”;

b)             the growing number of the subsidiaries of the Cemig Group indicates the need for a wide-ranging activity by the Office of the Chief Counsel, so as to meet the needs of and ensure uniform treatment of the legal orientations of the companies, and appropriate defense of their interests in Court and otherwise;

c)              the activity of the Chief Counsel’s Office on a corporate basis will provide better synergy for the legal services of the companies, and consequent gains in efficiency in meeting their legal needs, making it possible to reduce the costs of these services;

d)             on January 20, 2011 an Extraordinary General Meeting of Stockholders changed the Company’s Bylaws so as, among other alterations, to create the Office of the Chief Institutional Relations and Communication Officer;

e)              the growing number of subsidiaries of the Cemig Group indicates the need for a wide-ranging activity by the Office of the Chief Institutional Relations and Communication Officer, providing a better synergy of the companies’ services, with consequent gains in efficiency in providing for their needs;

f)                on October 15, 2011 the company signed the Contract to Adopt the Level 1 Differentiated Corporate Governance Practices of the BM&FBovespa, subscribing to the Level 1 Differentiated Corporate Governance Practice Regulations of BM&FBovespa S.A. — the Stock, Commodities and Futures Exchange;

g)             on March 21, 2011 the Brazilian Securities Commission (Comissão de Valores Mobiliários — CVM) approved, without reservations, the new Level 1 Corporate Governance Listing Regulations of the BM&FBovespa, reflecting the changes that had been approved in the process of a restricted public hearing for the listed companies in this segment, concluded in 2010;

h)             on April 7, 2011 the Company received BM&FBovespa Official Circular 018/2011 giving notice that the new Level 1 Corporate Governance Listing Regulations of the BM&FBovespa, and the related Sanctions Regulations, would come into effect on May 10, 2011, and giving notice of the measures to be taken by the listed companies in these segments to adapt to the changes in those Regulations;

i)                 under the new Level 1 Corporate Governance Listing Regulations of the BM&FBovespa, authorization for trading of securities in this segment will be granted only if the Company meets certain requirements, including adaptation of its Bylaws to the following minimum clauses published by the BM&FBovespa:

•                  with the Company’s admission to the special listing segment named Level 1 Corporate Governance of the BM&FBovespa, the Company, its stockholders, managers and members of the Audit Board (when installed), shall be subject to the provisions of the Level 1 Corporate Governance Listing Regulations of the BM&FBovespa (“the Level 1 Regulations”);

•                  the Members of Boards shall be elected by the General Meeting of Stockholders, with a unified period of office of two years, re-election being permitted;

•                  the posts of Chair of the Board of Directors and of Chief Executive Officer or principal executive of the Company may not be held by the same person; and

•                  no member of the Board of Directors or of the Executive Board may take office unless he/she has previously signed the Manager’s Acceptance Undertaking as specified in the Level 1 Regulations, and is also compliant with the applicable legal requirements;

j)                 the minimum clauses must be inserted in the Company’s Bylaws, by the earlier of: (i) the date of the first Extraordinary General Meeting to be held after 90 (ninety) days from the date (May 10, 2011) on which the new Regulations came into effect; or (ii) the date of the General Meeting of the Company that approves the financial statements for the 2011 business year; on pain of the controlling stockholder, the State of Minas Gerais, being obliged to pay a fine of a minimum of R$ 50,000.00 (fifty thousand Reais) and a maximum of R$ 100,000.00 (one hundred thousand Reais);

k)              delegation of powers to the Executive Board to sign contracts for sale of electricity and provision of distribution and transmission services has the purpose of providing more speed in the processes of commerce, avoiding a loss of competitiveness in the market due to internal procedures;

l)                 there is a need to improve the drafting on the possibility of delegation of powers by the Board of Directors to the Executive Board in relation to signing of the legal instruments referred to in sub-clause “k”, above, between related parties;

m)           improving the drafting of sub-clause “c” of the head paragraph of Clause 17 of the Bylaws, to give it greater clarity and scope, in accordance with the principle of transparency in Corporate Governance, is opportune;

n)             an Extraordinary General Meeting of Stockholders of Cemig will be held for, among other subjects, the purpose of improving the drafting of § 1 of Clause 17, and consequently there will be a need for improvement of the drafting of § 2 of Clause 12 of the Bylaws of Cemig Distribuição S.A. (“Cemig D”)  and Cemig Geração e Transmissão S.A.  (“Cemig GT”), relating to the possibility of the Board of Directors, by specific resolutions, delegating to the Executive Board the competency to authorize the signing of contracts for sale of electricity and provision of distribution and transmission services;

o)             an Extraordinary General Meeting of Stockholders of Cemig will be held, to change the composition of the Board of Directors, as a result of resignations;

p)             Article 11, § 1 of the Bylaws of Cemig, states:

 “Clause 11 - ...

§1            The structure and composition of the Board of Directors and the Executive Board of the Company shall be identical in the wholly-owned subsidiaries Cemig Distribuição S.A and Cemig Geração e Transmissão S.A., with the exception that only the wholly-owned subsidiary Cemig Distribuição S.A. shall have a Chief Distribution and Sales Officer, and only the wholly-owned subsidiary Cemig Geração e Transmissão S.A. shall have a Chief Generation and Transmission Officer”;

q)             the sole sub-paragraph of Clause 8 of the Bylaws of both Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. states:

“§ 1  The members of the Board of Directors must, obligatorily, be the same members of the Board of Directors of the sole stockholder, Cemig.”;

r)                Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A. are wholly-owned subsidiaries of Companhia Energética de Minas Gerais, and will hold Extraordinary General Meetings of Stockholders for changes in the Bylaws on the same date on which Cemig makes any changes to its Bylaws;

s)         Clause 21, § 4 sub-Clause “g”, of the Bylaws of Cemig states:

“Clause 21 ...

§4            The following decisions shall require a decision by the Executive Board:

                                           ...

g)       approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Business Development Officer and the Chief Finance and Investor Relations Officer, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the multi-year Strategic Implement Plan;”

• now proposes to you the following:

1)                  Changes to the Bylaws, to:

I)                    alter the drafting of Sub-item X of Clause 22, to change the attributes of the Chief Counsel to the following:

“Clause 22…

X-            To the Chief Counsel:

a)             to coordinate the legal activities of the Company, and of its wholly-owned and other subsidiaries, in accordance with Article 116, sub-Clauses “a” and “b”, of Law 6404/1976, comprising:

•                   organization and supervision of the legal services of the companies in the areas of litigation and consultation, in all the areas of law;

•                   establishment of directive guidelines, issuance of legal orientations and preventive activity in legal matters in the interest of the Companies, adoption of measures aiming for integration and synergy of the legal areas of the Companies;

•                   promotion of the defense of the interests of the companies in the Courts and in the administrative sphere; and

•                   decision on strategies in law and in cases to be adopted by the companies;

b)            to support the other areas of the Company, and of its wholly-owned and other subsidiaries, in accordance with Article 116, sub-Clauses “a” and “b”, of Law 6404/1976, in legal and juridical matters;

c)             to propose and implement the directive guidelines for contracting of external legal services, coordinating and supervising their execution; and

d)            to coordinate the information relating to the Company’s legal actions, proceedings in the administrative sphere and services of legal consultancy; and of those of the Company’s wholly-owned and other subsidiaries, in accordance with Article 116, sub-Clauses “a” and “b”, of Law 6404/1976; and periodically or when requested, to inform the Executive Board and the Board of Directors on the strategy adopted in terms of proceedings and law, and development of such proceedings.”;

II)                alter the drafting of Sub-item XI of Clause 22, to change the attributes of the Chief Institutional Relations and Communication Officer to the following:

“Clause 22- ...

XI – To the Chief Institutional Relations and Communication Officer:

a)             to coordinate the representation of the Company and of its wholly-owned subsidiaries within the scope of its regulatory attributions in relations with the regulatory agencies, the Mining and Energy Ministry, and forums and associations of the sector;

b)            to coordinate the institutional relationships of the Company and of its wholly-owned subsidiaries, including the principal forums of legislation and development of public policies associated with the electricity sector;

c)             to coordinate the processes of inspection, and notices, originating from the regulatory agencies related to the Company and its wholly-owned subsidiaries, jointly with the Chief Officers’ Departments involved;

d)            to coordinate, based on the Company’s Strategic Planning,  the disclosure of institutional and corporate information on and about the Company and its wholly-owned subsidiaries;

e)             to coordinate the accompaniment of proposals for legislation and regulations, and also the statements of position of the Company and its wholly-owned subsidiaries, jointly with the Chief Officer’s Departments involved;

f)               to coordinate analysis and preparation of regulatory scenarios, ensuring that the impacts on the business of the Company’s wholly-owned subsidiaries are evaluated, so as to provide supporting input for the Company’s strategic corporate planning;

g)            to coordinate and align the corporate communication actions of the Company and of its wholly-owned subsidiaries to preserve the Company’s culture and values in relations with stockholders, employees, communities, clients, suppliers, government and opinion-formers, also ensuring alignment with the Company’s Strategic Plan;

h)            to coordinate the corporate communication efforts and actions of the Company and of its wholly-owned subsidiaries, aiming to maintain and strengthen the brand and sustain the addition of value in the relationships with the Company’s significant publics in such a way as to ensure a strong and positive reputation;

 i)             to coordinate decisions and implementation of the use of the brands of the Company and of its wholly-owned subsidiaries, to guarantee the value and strengthening of the Company;

j)                to coordinate actions in relation to preservation of the Memory Project of the Company and of its wholly-owned subsidiaries, making continuous efforts on behalf of the physical collections of the Company and of its wholly-owned subsidiaries;

k)             to coordinate the control and disclosure of institutional and corporate information;

l)                to coordinate, in accordance with the directives established by the Board of

Directors, the use of funds for cultural projects, especially those of social responsibility, with funds under incentive laws; and

m)          to coordinate the disclosure of programs for energy efficiency and other programs directed to needy communities”;

III                As a result of the new Level 1 Differentiated Corporate Governance Practice Regulations of the BM&FBovespa Stock, Commodities and Futures Exchange:

a) to insert a Paragraph Three in Clause 1, with the following drafting:

“Clause 1- ...

   § 3                      Since the Company trades securities in the special listing segment referred to as Level 1 Corporate Governance of the BM&FBovespa Stock, Commodities and Futures Exchange, the Company, its stockholders, Managers and members of its Audit Board are subject to the provisions of the BM&FBovespa Level 1 Differentiated Corporate Governance Practice Regulations.”;

b)        to change the drafting of the head paragraph of Clause 12 and to insert in it Paragraphs 5 and 6, as follows:

“Clause 12                                     The Company’s Board of Directors shall be made up of 14 (fourteen) members and an equal number of substitute members. One of the members shall be its Chairman and another its Vice-Chairman, and all shall be elected for the same concurrent period of office of 2 (two) years, may be dismissed at any time by the General Meeting of Stockholders, and may be reelected.

...

§ 5                               The posts of Chair of the Board of Directors and Chief Executive Officer of the Company may not be held by the same person.

§ 6                               The members of the Board of Directors shall not take office unless they have previously signed the Managers’ Consent Undertaking, as specified in the Level 1 Regulations of the BM&FBovespa, and are also compliant with the applicable legal requirements.”

c) to change the drafting of Paragraph 1 of Clause 18, to the following:

“Clause 18- ...

§ 1                               The period of office of the Executive Officers shall be 3 (three) years, and re-election is permitted. The Executive Officers shall remain in their posts until their duly elected successors take office. No member of the Executive Board may take office without previously signing the Managers’ Consent Undertaking, as specified in the Level 1 Regulations, and being compliant with the applicable legal requirements.”;

IV)            to change the wording of sub-Clause “c” of the head paragraph of Clause 17, to improve the drafting, to the following:

“Clause 17- ...

c)             to decide, prior to the Company entering into them, on contracts and other legal transactions between the Company and related parties, that is to say when the party:

(a)         is related to the Company directly or indirectly through one or more intermediary entities, when the party:

(i)                         controls, is controlled by, or is under common control of the entity (such term to include parent companies and subsidiaries);

(ii)                      has an interest in the entity that confers upon it significant influence over the entity; or

(iii)                   has joint control over the entity;

(b)        is an affiliated company of the entity;

(c)         is a joint venture in which the entity is an investor;

(d)        is a member of the key management personnel of the entity or of its parent entity;

(e)         is a close family relation of any person referred to in sub-items “a” or “d;

(f)           is an entity controlled by, subject to the joint control of, or significantly influenced by, or in which the significant voting power in that entity directly or indirectly resides in any of the persons referred to in sub-clauses (d) or (e); or

(g)        is a post-employment benefit plan for the benefit of the employees of the entity, or of any entity which is a related party of that entity;”

and,

V) to change the drafting of the first Paragraph of Clause 17, to improve it, to the following:

“Clause 17- ...

§ 1                               The Board of Directors, in accordance with the legislation and by specific resolutions, may delegate to the Executive Board the power to authorize entering into contracts for sales of electricity or for provision of distribution or transmission services, including those between related parties.”.

2)                  Authorization for the representatives of Cemig, at the Extraordinary General Meetings of Stockholders of Cemig D and Cemig GT to be held on the same date as the Extraordinary General Meeting of Stockholders of Cemig for changes in the Bylaws, to vote in favor of the changes in the Bylaws of those Companies.

3)                  Authorization for the representatives of Cemig at the Extraordinary General Meetings of Stockholders of Cemig D and Cemig GT to be held on the same date as the Extraordinary General Meeting of Stockholders of Cemig for alteration of the composition of its Board of Directors, to vote in favor of the alteration of the composition of the Boards of Directors of those Companies, if there is a change in the composition of the Board of Directors of Cemig.

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that you, the stockholders, will approve it.

Belo Horizonte, November 18, 2011

Dorothea Fonseca Furquim Werneck – Chair	Maria Estela Kubitschek Lopes – Member
Djalma Bastos de Morais – Vice-Chair	Paulo Roberto Reckziegel Guedes – Member
Antônio Adriano Silva – Member	Saulo Alves Pereira Junior – Member
Arcângelo Eustáquio Torres Queiroz – Member	Adriano Magalhães Chaves – Member
Francelino Pereira dos Santos – Member	Paulo Márcio de Oliveira Monteiro – Member
Guy Maria Villela Paschoal – Member	Renato Torres de Faria – Member ”
João Camilo Penna — Member

The Chair of the Meeting then put to debate the Proposal submitted by the Board of Directors to this Meeting.

Asking for the floor, the representative of the stockholder The State of Minas Gerais proposed an alteration to the proposal under discussion, to exclude Sub-items IV and V of Item 1 of the proposal, due to the fact that this matter has already been regulated by the Company’s Bylaws, by Normative Resolution 334/2008 of the National Electricity Agency (Aneel) and by Opinion 15057/2010 of the Office of the General Counsel of the State of Minas Gerais; and also alteration of the drafting of Item 2 of the proposal, to add a provision that the orientation of vote for alteration of the bylaws of Cemig D and of Cemig GT should refer to changes similar to those that are approved by Cemig in this Assembly.

Asking for the floor, the representative of the stockholder PREVI stated the opinion that Sub-item V of Item 1 of the proposal under discussion should provide for a limit to delegation, by the Board of Directors, to the Executive Board.

The Chair of the Meeting then put the said proposal of the Board of Directors to the vote, with the alterations proposed by the representative of the stockholder The State of Minas Gerais, and it was approved unanimously.

Again having the floor, the representative of the stockholder The State of Minas Gerais recommended that all changes to the Bylaws to be made by this Company should be previously evaluated and justified by the legal department of Cemig, using the competency provided by Article 22, X, of the Bylaws, prior to their being sent to the Corporate Governance Committee, for compliance with the provisions of Decree 45644/2011. The Chair of the Meeting, who is also the Chief Counsel of Cemig, then expressed gratitude for the trust and recognition of the strategic position of the legal department.

The stockholder Alexandre de Queiroz Rodrigues then took the floor to explain that at the expiry of the current period of office of the Members of the Board of Directors, on the occasion of the Annual General Meeting of 2012, a new election will be held for the Board of Directors, who shall have the new single, joint period of office, running concurrently for all members, of two years, in accordance with the new drafting of Clause 12 of the Bylaws that had just been approved.

The meeting being opened to the floor, the stockholder The State of Minas Gerais offered congratulations, in the name of the majority stockholder and in the person of the Chief Counsel, Maria Celeste Morais Guimarães, to the members of the Company for their successful management and for the remarkable performance in this business year of one of the largest companies in the electricity sector in the world. Mr. George Washington Tenório Marcelino then paid homage to Cemig, emphasizing the success of its management and wishing a happy holiday season to the stockholders present and to all of the Company’s staff and managers.

The Chair of the Meeting, who is Chief Counsel of Cemig, then in the name of the Company thanked the stockholders for their statements of opinion, emphasizing the way in which the majority stockholder has contributed to the growth and development of the Cemig Group, and the participation of the employees and managers in the conduct of the business and in the success of the Company. She also thanked Mr. George Washington Tenório Marcelino for his kindness and his statement, and remarked that it was a privilege for the Company to have such a significant number of its stockholders present at its General Meetings.

The meeting remaining open to the floor, and since no-one else wished to speak, the Chair ordered the session suspended for the time necessary for the writing of the minutes.

The session being reopened, the Chairman, after putting the said minutes to debate and to the vote, verified that they had been approved and signed, and closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.